Filed Pursuant to Rule 424(b)(3)
File No. 333-219493

PROSPECTUS OF QCR HOLDINGS, INC.

PROXY STATEMENT OF GUARANTY BANKSHARES, LTD.

Sale Proposal—Your Vote Is Important

DEAR GUARANTY SHAREHOLDERS:

You are cordially invited to attend a special meeting of shareholders of Guaranty Bankshares, Ltd. (which we refer to as “Guaranty”), to be held on September 20, 2017 at 3:00 p.m., local time, at the main office of Guaranty Bank and Trust Company, located at 302 Third Avenue Southeast, Cedar Rapids, Iowa 52401.

At the meeting, Guaranty is seeking your approval of:

•	a proposal to approve the Purchase and Assumption Agreement, dated as of June 8, 2017, between QCR Holdings, Inc. (which we refer to as “QCR”) and Guaranty, which provides for the sale by Guaranty of substantially all of its assets, including all of the capital stock of Guaranty Bank and Trust Company, and the assumption by QCR of certain of Guaranty’s assets and liabilities (which we refer to as the “sale proposal”);

•	subject to the approval of the sale proposal, a proposal to approve the complete liquidation and voluntary dissolution of Guaranty (which we refer to as the “dissolution proposal”); and

•	a proposal to approve the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the sale proposal (which we refer to as the “adjournment proposal”).

The total consideration to be paid to Guaranty by QCR at the closing of the sale, subject to adjustment, is equal to: (i) Guaranty’s adjusted tangible equity as of the end of the month immediately preceding the closing date (which we refer to as the “core capital”) up to an amount equal to $24,286,985 multiplied by 1.53; plus (ii) Guaranty’s adjusted tangible equity as of the end of the month immediately preceding the closing date in excess of the core capital (which we refer to as the “excess capital”). Guaranty intends to pay a special dividend to its shareholders in an amount equal to the excess capital immediately prior to the closing of the sale. Therefore, the total consideration to be paid to Guaranty at the closing of the sale is expected to be an amount equal to 1.53 multiplied by the core capital, or approximately $37.2 million. The cash and stock portions of the sale consideration will be paid directly to Guaranty, and not to Guaranty’s shareholders. The cash portion of the sale consideration is expected to be approximately $7.8 million.

The exchange ratio used to determine the number of shares of QCR common stock that Guaranty will be entitled to receive as the stock portion of the sale consideration will be determined based on the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the NASDAQ Global Market for the 10 consecutive trading days ending five days immediately preceding the closing of the sale, subject to a minimum and maximum reference price of QCR common stock equal to $38.34 and $51.87, respectively. Based on a closing price of QCR common stock of $46.50 on June 8, 2017, the last full trading day before the public announcement of the purchase and assumption agreement, the stock portion of the sale consideration would equal approximately 631,304 shares of QCR common stock with an aggregate market value of approximately $29.4 million. The value of the stock portion of the sale consideration will fluctuate as the market price of QCR common stock fluctuates before the completion of the sale. This price will not be known at the time of the Guaranty special meeting and may be more or less than the current price of common stock or the price of QCR common stock at the time of the special meeting. Based on a closing price of QCR common stock of $44.70 on August 9, 2017, the latest practicable date before the date of this proxy statement/prospectus, the stock portion of the sale consideration would equal approximately 656,726 shares of QCR common stock with an aggregate market value of approximately $29.4 million. We urge you to obtain current market quotations for shares of QCR common stock.

If the sale proposal and the dissolution proposal are approved and the sale is completed, Guaranty intends to commence dissolution, which consists of liquidating its assets (including the consideration received in connection with the sale) and paying its debts. After payment of any remaining debts, of which there are anticipated to be none, the proceeds of the sale will be distributed to the shareholders of Guaranty on a pro rata basis. In accordance with Iowa law, after distribution of the remaining assets and winding up of Guaranty’s business and affairs, Guaranty plans to complete the voluntary dissolution procedures allowed by Iowa law by filing articles of dissolution with the Iowa Secretary of State.

QCR’s common stock currently trades on the NASDAQ Global Market under the symbol “QCRH.” Guaranty common stock is privately held and not traded in any public market.

Among other termination rights described in this proxy statement/prospectus, if on the determination date (which is the 15th business day immediately prior to the scheduled closing date of the sale) the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the NASDAQ Global Market for the 10 consecutive trading days immediately preceding such date (which we refer to as the “QCR market value”) is less than $36.08 and, between the date of the purchase and assumption agreement and the determination date, QCR common stock underperforms the SNL U.S. Bank Index by more than 20%, then Guaranty will have the right to terminate the purchase and assumption agreement unless QCR elects to increase the cash portion of the total consideration by the aggregate share amount times the difference between the QCR market value as of the determination date and either (i) $36.08 or (ii) the price reflective of QCR common stock underperforming the SNL U.S. Bank Index by 19.99%.

We cannot complete the sale and the dissolution unless we obtain the necessary governmental approvals and unless the shareholders of Guaranty approve the sale proposal and the dissolution proposal. Your vote is important, regardless of the number of shares that you own. Whether or not you plan to attend the special meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting. If you do not vote your shares as instructed in the enclosed proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the sale and the transactions contemplated therein.

The date, time and place of the shareholders’ meeting follow:

Date:	September 20, 2017
Time:	3:00 p.m., local time
Place:	Main office of Guaranty Bank and Trust Company 302 Third Avenue Southeast Cedar Rapids, Iowa 52401

This proxy statement/prospectus contains a more complete description of the special meeting of Guaranty shareholders and the terms of the sale and the dissolution. We urge you to review this entire document carefully. You may also obtain information about Guaranty and QCR from documents that each has filed with the Securities and Exchange Commission (which we refer to as the “SEC”).

Guaranty’s board of directors recommends that Guaranty’s shareholders vote “FOR” the sale proposal, “FOR” the dissolution proposal and “FOR” the adjournment proposal.

Sincerely,

Robert D. Becker

Chairman of the Board

Guaranty Bankshares, Ltd.

You should read this entire proxy statement/prospectus carefully because it contains important information about the sale. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 19.

Neither the SEC nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the sale are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated August 15, 2017, and is first being mailed to Guaranty’s shareholders on or about August 21, 2017.

GUARANTY BANKSHARES, LTD.

302 Third Avenue Southeast

Cedar Rapids, Iowa 52401

(319) 286-6200

Notice of Special Meeting of Shareholders

Date: September 20, 2017

Time: 3:00 p.m., local time

Place:	Main office of Guaranty Bank and Trust Company
302 Third Avenue Southeast
Cedar Rapids, Iowa 52401

TO GUARANTY SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that Guaranty Bankshares, Ltd. (which we refer to as “Guaranty”) will hold a special meeting of shareholders on September 20, 2017 at 3:00 p.m., local time, at the main office of Guaranty Bank and Trust Company, located at 302 Third Avenue Southeast, Cedar Rapids, Iowa 52401. The purpose of the meeting is to consider and vote on the following matters:

•	a proposal to approve the Purchase and Assumption Agreement, dated as of June 8, 2017, between QCR Holdings, Inc. (which we refer to as “QCR”) and Guaranty, which provides for the sale by Guaranty of substantially all of its assets, including all of the capital stock of Guaranty Bank and Trust Company, and the assumption by QCR of certain of Guaranty’s assets and liabilities (which we refer to as the “sale proposal”);

•	subject to the approval of the sale proposal, a proposal to approve the complete liquidation and voluntary dissolution of Guaranty (which we refer to as the “dissolution proposal”); and

•	a proposal to approve the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the sale proposal (which we refer to as the “adjournment proposal”).

Holders of record of Guaranty common stock at the close of business on August 15, 2017 are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. Approval of the sale proposal, the dissolution proposal and the adjournment proposal each requires the affirmative vote of the holders of a majority of the votes cast at the special meeting.

The board of directors of Guaranty unanimously recommends that you vote “FOR” the sale proposal, “FOR” the dissolution proposal and “FOR” the adjournment proposal in the event that an insufficient number of votes are cast to approve the sale proposal.

Your vote is important. Whether or not you plan to attend the meeting, please act promptly to vote your shares. You may vote your shares by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope. Please review the instructions for each of your voting options described in this proxy statement/prospectus. If you attend the meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing. Submitting a proxy will ensure that your shares are represented at the meeting.

Under Iowa law, if the sale is completed, Guaranty shareholders of record who do not vote to approve the purchase and assumption agreement, and otherwise comply with the applicable provisions of Iowa law pertaining to objecting shareholders, will be entitled to exercise appraisal rights and obtain payment in cash for the fair value of their shares of Guaranty common stock by following the procedures set forth in detail in this proxy statement/prospectus. A copy of the sections of the Iowa Business Corporation Act, as amended, pertaining to appraisal rights is included as Appendix B to this proxy statement/prospectus.

If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Christopher Lindell, Guaranty’s Vice President, at (319) 286-6208 or clindell@guaranty-bank.com.

By Order of the Board of Directors

Deborah Neyens

Corporate Secretary

Cedar Rapids, Iowa

August 15, 2017

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about QCR from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.” You can obtain any of the documents filed with or furnished to the SEC by QCR at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by requesting them in writing or by telephone at the following address and telephone number:

QCR Holdings, Inc.

3551 Seventh Street

Moline, Illinois 61265

(309) 743-7745

The section of this proxy statement/prospectus entitled “Where You Can Find More Information” has additional information about obtaining copies of documents that QCR has filed with the SEC.

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. This means that shareholders requesting documents must do so by September 13, 2017, to receive them before the Guaranty special meeting.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by QCR (File No. 333-219493), constitutes a prospectus of QCR under Section 5 of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” with respect to the shares of common stock, par value $1.00 per share, of QCR, which we refer to as “QCR common stock,” to be issued pursuant to the Purchase and Assumption Agreement, dated as of June 8, 2017, by and between QCR and Guaranty, as it may be amended from time to time, which we refer to as the “purchase and assumption agreement.” This document also constitutes a proxy statement of Guaranty under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” It also constitutes a notice of meeting with respect to the special meeting at which Guaranty shareholders will be asked to consider and vote upon the approval of the purchase and assumption agreement.

QCR has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to QCR, and Guaranty has supplied all information contained in this proxy statement/prospectus relating to Guaranty.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated August 15, 2017, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Guaranty shareholders nor the issuance by QCR of shares of QCR common stock in connection with the sale will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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QUESTIONS AND ANSWERS ABOUT THE SALE

The following questions and answers are intended to briefly address some commonly asked questions regarding the sale, the purchase and assumption agreement and the special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document. See “Where You Can Find More Information.”

Q:	What is the proposed transaction?

A:	You are being asked to vote on a proposal to approve the Purchase and Assumption Agreement, dated as of June 8, 2017 (which we refer to as the “purchase and assumption agreement”) between QCR Holdings, Inc. (which we refer to as “QCR”) and Guaranty Bankshares, Ltd. (which we refer to as “Guaranty”), which provides for the sale by Guaranty of substantially all of its assets, including all of the capital stock of Guaranty Bank and Trust Company (which we refer to as “Guaranty Bank”), and the assumption by QCR of certain of Guaranty’s assets and liabilities (which we refer to as the “sale proposal”). The sale is anticipated to be completed late in the third quarter or early fourth quarter of 2017. At a date following the completion of the sale, QCR intends to merge Guaranty Bank with and into Cedar Rapids Bank & Trust Company, QCR’s wholly-owned bank subsidiary (which we refer to as “CRBT”), with CRBT as the surviving bank (which we refer to as the “bank merger”). At such time, Guaranty Bank’s banking offices will become banking offices of CRBT. Until the banks are merged, QCR will own and operate Guaranty Bank as a separate bank subsidiary.

You are also being asked to vote on a proposal to approve the dissolution of Guaranty and the distribution of its assets to the shareholders of Guaranty (which we refer to as the “dissolution proposal”). After the consummation of the sale, Guaranty will commence dissolution, which consists of liquidating its assets (including the consideration received in connection with the sale) and paying its debts. After payment of any remaining debts, of which there are anticipated to be none, the proceeds of the sale will be distributed to the shareholders of Guaranty on a pro rata basis, which is anticipated to occur shortly after the consummation of the sale and before the end of 2017, but in no event later than January 31, 2018. The assets to be distributed to Guaranty shareholders will consist of the cash and QCR common stock received by Guaranty in connection with the sale.

Q:	What will Guaranty be entitled to receive in the sale?

A:	The total consideration to be paid to Guaranty by QCR at the closing of the sale pursuant to the purchase and assumption agreement, subject to adjustment, is equal to: (i) Guaranty’s adjusted tangible equity as of the end of the month immediately preceding the closing date (which we refer to as the “core capital”) up to an amount equal to $24,286,985 multiplied by 1.53; plus (ii) Guaranty’s adjusted tangible equity as of the end of the month immediately preceding the closing date in excess of the core capital (which we refer to as the “excess capital”).

Guaranty intends to pay a special dividend to its shareholders in an amount equal to the excess capital immediately prior to the closing of the sale. Therefore, the total consideration to be paid to Guaranty at the closing of the sale is expected to be an amount equal to 1.53 multiplied by the core capital, or approximately $37.2 million. The cash portion of the sale consideration is expected to be approximately $7.8 million. Based on a closing price of QCR common stock of $46.50 on June 8, 2017, the last full trading day before the public announcement of the purchase and assumption agreement, the stock portion of the sale consideration would equal approximately 631,304 shares of QCR common stock with an aggregate market value of approximately $29.4 million. Based on a closing price of QCR common stock of $44.70 on August 9, 2017, the latest practicable date before the date of this proxy statement/prospectus, the stock portion of the sale consideration would equal approximately 656,726 shares of QCR common stock with an aggregate market value of approximately $29.4 million. The cash and stock portions of the sale consideration will be paid directly to Guaranty, and not to Guaranty’s shareholders. No fractional shares of QCR common stock will be issued in the sale. We urge you to obtain current market quotations for shares of QCR common stock.

Q:	Will the exchange ratio for the stock portion of the sale consideration adjust based on the trading price of QCR common stock prior to closing?

A:	Yes, the exchange ratio will increase or decrease due to changes in the trading price of QCR common stock prior to the closing of the sale. The exchange ratio used to determine the number of shares of QCR common stock that Guaranty will be entitled to receive will be determined based on the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the NASDAQ Global Market for the 10 consecutive trading days ending five days immediately preceding the closing of the sale, subject to a minimum and maximum reference price of QCR common stock equal to $38.34 and $51.87, respectively.

Q:	What is the value of the stock portion of the sale consideration?

A:	The value of the stock portion of the sale consideration will fluctuate as the market price of QCR common stock fluctuates before the completion of the sale. This price will not be known at the time of the Guaranty special meeting and may be more or less than the current price of common stock or the price of QCR common stock at the time of the special meeting. Based on a closing price of QCR common stock of $46.50 on June 8, 2017, the last full trading day before the public announcement of the purchase and assumption agreement, the stock portion of the sale consideration would equal approximately 631,304 shares of QCR common stock with an aggregate market value of approximately $29.4 million. Based on a closing price of QCR common stock of $44.70 on August 9, 2017, the latest practicable date before the date of this proxy statement/prospectus, the stock portion of the sale consideration would equal approximately 656,726 shares of QCR common stock with an aggregate market value of approximately $29.4 million. We urge you to obtain current market quotations for shares of QCR common stock.

Q:	Why does Guaranty want to engage in the sale?

A:	Guaranty believes that the sale will provide Guaranty shareholders with substantial benefits. To review the reasons for the sale in more detail, see “The Sale—Guaranty’s reasons for the sale and recommendation of the board of directors.”

Q:	In addition to approving the sale proposal and the dissolution proposal, what else are Guaranty shareholders being asked to vote on?

A:	In addition to the sale proposal and the dissolution, Guaranty is soliciting proxies from holders of its common stock with respect to a proposal to adjourn the Guaranty special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the purchase and assumption agreement and the transactions contemplated therein (which we refer to as the “adjournment proposal”). Completion of the sale is not conditioned upon approval of the adjournment proposal.

Q:	What does the Guaranty board of directors recommend?

A:	The Guaranty board of directors believes that the sale and dissolution are in the best interests of Guaranty and its shareholders. Guaranty’s board of directors unanimously recommends that Guaranty shareholders vote “FOR” the sale proposal, “FOR” the dissolution proposal and “FOR” the adjournment proposal in the event that an insufficient number of votes are cast to approve the sale proposal.

Q:	What vote is required to approve each proposal at the Guaranty special meeting, and how will abstentions and broker non-votes affect the vote?

A:	Approval of the sale proposal, the dissolution proposal and the adjournment proposal each requires the affirmative vote of the holders of a majority of the votes cast at the special meeting. Abstentions, shares not voted and broker non-votes will have no effect on the proposals.

Q:	Why is my vote important?

A:	The sale cannot be completed unless the sale proposal is approved by Guaranty shareholders and the dissolution cannot be completed unless the dissolution proposal is approved by Guaranty shareholders. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote against the sale proposal and the dissolution proposal. The Guaranty board of directors unanimously recommends that Guaranty’s shareholders vote “FOR” the sale proposal and “FOR” the dissolution proposal. Completion of the sale and dissolution is not conditional upon approval of the adjournment proposal.

Q:	What do I need to do now? How do I vote?

A:	You may vote at the special meeting if you own shares of Guaranty common stock of record at the close of business on the record date for the special meeting, August 15, 2017. After you have carefully read and considered the information contained in this proxy statement/prospectus, please vote by a method described on your proxy card. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not vote by proxy and do not vote at the special meeting, this will make it more difficult to achieve a quorum for the meeting.

Q:	How do I vote if I own shares through the GB & T KSOP Plan?

A:	If you hold Guaranty common stock through the GB & T KSOP Plan (which we refer to as the “KSOP”), you will receive a voting instruction card to reflect all of the shares that you may direct the trustee to vote on your behalf under the plan. Under the terms of the KSOP, all shares held by the KSOP are voted by the KSOP trustee, but each participant in the KSOP may direct the trustee how to vote the shares of Guaranty common stock allocated to his or her account. Allocated shares for which no timely voting instructions are received will be voted by the KSOP trustee, subject to the exercise of its fiduciary duties.

Q:	If my shares of common stock are held in “street name” by my bank, broker or other fiduciary, will my bank, broker or other fiduciary automatically vote my shares for me?

A:	No. Your bank, broker or other fiduciary cannot vote your shares without instructions from you. If your shares are held in “street name” through a bank, broker or other fiduciary, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other fiduciary. You may not vote shares held in street name by returning a proxy card directly to Guaranty, or by voting in person at the Guaranty special meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank or other fiduciary. Further, banks, brokers or other fiduciaries that hold shares of Guaranty common stock on behalf of their customers may not give a proxy to Guaranty to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other fiduciaries do not have discretionary voting power on these matters. Failure to instruct your bank, broker other fiduciary how to vote will have the same effect as a vote against adoption of the purchase and assumption agreement.

Q:	How will my proxy be voted?

A:	If you complete, sign, date and mail your proxy card, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted “FOR” approval of the sale proposal and the other proposals in the notice.

Q:	Can I revoke my proxy and change my vote?

A:	You may change your vote or revoke your proxy prior to the special meeting by filing with the corporate secretary of Guaranty, a duly executed revocation of proxy or submitting a new proxy with a later date. You may also revoke a prior proxy by voting in person at the applicable special meeting.

Q:	Are there risks I should consider in deciding to vote on the proposals in the notice?

A:	Yes, in evaluating the proposals in the notice, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 18.

Q:	What if I oppose the sale? Do I have appraisal rights?

A:	Guaranty shareholders who do not vote in favor of approval of the purchase and assumption agreement and otherwise comply with all of the procedures of the Iowa Business Corporation Law Act, as amended (which we refer to as the “IBCA”), will be entitled to receive payment in cash of the fair value of their shares of Guaranty common stock as ultimately determined under the statutory process. A copy of the applicable sections of the IBCA is attached as Appendix B to this document. This “fair value” could be more than the sale consideration but could also be less. Guaranty shareholders do not have any appraisal rights with respect to the dissolution proposal.

Q:	What are the tax consequences of the sale and the dissolution to me?

Guaranty’s sale of substantially all of its assets (including the capital stock of Guaranty Bank and any other Guaranty subsidiaries) to QCR will be treated as a taxable sale by Guaranty of all of its assets, all of the assets of Guaranty Bank and all of the assets of any other Guaranty subsidiaries to QCR for U.S. federal income tax purposes. Guaranty will recognize gain or loss on each of its assets, each of the assets of Guaranty Bank and each of the assets of any other Guaranty subsidiaries in an amount equal to the difference between the amount realized in the sale with respect to each asset and Guaranty’s or Guaranty Bank’s (or other Guaranty subsidiary’s), as applicable, adjusted tax basis in such assets. The amount realized on the sale will equal the sum of (i) the cash received by Guaranty in the sale, (ii) the fair market value of the QCR common stock received by Guaranty in the sale based on the value of the QCR common stock on the closing date of the sale, and (iii) the amount of Guaranty liabilities deemed assumed by QCR. This amount realized will be allocated among the assets of Guaranty, Guaranty Bank and any other Guaranty subsidiaries in accordance with the rules of Section 1060 of the Internal Revenue Code of 1986, as amended (which we refer as the “Code”) and the applicable Treasury Regulations issued thereunder. The gain or loss with respect to each asset will be capital or ordinary (or a mix thereof) depending on the nature of the asset treated as sold in the exchange.

In addition, because Guaranty is a corporation taxable under Subchapter S of the Code (which we refer to as an “S corporation”) and Guaranty Bank and each other Guaranty subsidiary is a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(1)(B) of the Code (which we refer to as a “QSub”), any gains or losses recognized by Guaranty, Guaranty Bank or any other Guaranty subsidiary on the deemed asset sale will flow-out to the shareholders of Guaranty under the S corporation rules and be taxable on a pro rata basis to these shareholders for U.S. federal income tax purposes. Any capital gain or loss and ordinary income or loss will be reported on a Schedule K-1 to each Guaranty shareholder regardless of the amount of distributions made by Guaranty. A Guaranty shareholder will increase his, her or its tax basis in such

Guaranty shareholder’s common stock in an amount equal to the capital gain and ordinary income allocated to such shareholder and will reduce his, her or its tax basis in Guaranty common stock in an amount equal to any capital or ordinary loss allocated to such shareholder.

If the value of the shares of QCR common stock at the time they are distributed by Guaranty to its shareholders is greater than their value on the closing date of the sale, Guaranty will recognize further capital gain equal to such appreciation. Such capital gain would be short-term capital gain if the liquidating distribution is made within one year of the closing of the sale. Any such capital gain would flow-out to the shareholders of Guaranty under the S corporation rules and be taxable on a pro rata basis to these shareholders for U.S. federal income tax purposes. Any such capital gain would be reported on a Schedule K-1 to each Guaranty shareholder and would increase such shareholder’s tax basis in his, her or its Guaranty common stock in the same manner as discussed above with respect to any gain or income recognized on the sale of Guaranty Bank (and any other Guaranty subsidiary) to QCR.

A Guaranty shareholder that is entitled to receive a pro rata distribution upon the dissolution of Guaranty will also recognize additional gain or loss, if any, on such dissolution in an amount equal to the difference between the amount of cash received in exchange for Guaranty common stock and the adjusted tax basis in his, her or its shares of Guaranty common stock. Liquidating distributions made by Guaranty to its shareholders will first reduce a shareholder’s tax basis in his, her or its Guaranty common stock (as adjusted for gain, loss or income allocated to shareholders as described above) by an amount equal to the cash distributed plus the fair market value of the QCR common stock distributed based on the fair market value of QCR common stock on the date of distribution. A Guaranty shareholder will recognize capital gain equal to any amounts distributed to such shareholder in excess of such adjusted tax basis; provided, that if such Guaranty shareholder holds Guaranty common stock for longer than one year, such gain will be long-term capital gain. A Guaranty shareholder will have a tax basis in the shares of QCR common stock it receives equal to their fair market value on the date of distribution and a shareholder’s holding period in the shares of QCR common stock will not include the shareholder’s holding period in Guaranty common stock. In the event that Guaranty makes interim distributions to its shareholders that are not part of Guaranty’s complete liquidation, the tax consequences to Guaranty shareholders would differ.

If the sale proposal is approved and the dissolution proposal is not, then the Guaranty shareholders will not receive a distribution pursuant to the dissolution but still may owe taxes in connection with the sale. See “Risk Factors—Approval of the dissolution proposal is not required to approve the sale proposal or complete the sale” for information regarding certain risks if the dissolution is not approved. See the section entitled “Material U.S. Federal Income Tax Consequences of the Sale and the Dissolution” for a more detailed description of the material U.S. federal income tax consequences of the sale and the dissolution.

The descriptions of the tax consequences of the sale and the dissolution in this proxy statement/prospectus are based on Guaranty being treated as a valid S corporation and each Guaranty corporate subsidiary being treated as a valid QSub for federal income tax purposes. See “Risk Factors—The sale and the dissolution will be taxable transactions for U.S. federal income tax purposes” for a more detailed description of the risks associated with Guaranty not being treated as a valid S corporation or any Guaranty corporate subsidiary not being treated as a valid QSub for federal income tax purposes as of the effective date of the sale.

Q:	When and where is the Guaranty special meeting?

A:	The Guaranty special meeting will take place on September 20, 2017, at 3:00 p.m. local time, at the main office of Guaranty Bank and Trust Company, located at 302 Third Avenue Southeast, Cedar Rapids, Iowa 52401.

Q:	Who may attend the Guaranty special meeting?

A:	Only Guaranty shareholders on the record date may attend the special meeting. If you are a shareholder of record, you will need to present the proxy card that you received or another proof of identification in order to be admitted into the meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:	Guaranty shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Guaranty common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Guaranty common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Guaranty common stock that you own.

Q:	When is the sale expected to be completed?

A:	We will try to complete the sale as soon as reasonably possible and expect to complete the sale late in the third quarter or early fourth quarter of 2017. Before that happens, the purchase and assumption agreement must be approved by shareholders of Guaranty, and we must obtain the necessary regulatory approvals. Assuming Guaranty shareholders vote to approve the sale and adopt the purchase and assumption agreement and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the purchase and assumption agreement, we expect to complete the sale in the fourth quarter of 2017. See “Description of the Purchase and Assumption Agreement—Conditions to completion of the sale.”

Q:	When is the dissolution expected to be completed?

A:	We intend to consummate the dissolution promptly after completing the sale before the end of 2017, but in no event later than January 31, 2018. However, we cannot assure you when or if the dissolution will occur. We must first obtain the approval of Guaranty shareholders of the dissolution proposal at the special meeting. See “The Dissolution.”

Q:	Is completion of the sale subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other standard closing conditions that must be satisfied. See “Description of the Purchase and Assumption Agreement—Conditions to completion of the sale.”

Q:	What happens if the sale is not completed?

A:	Guaranty and QCR expect to complete the sale late in the third quarter or early fourth quarter of 2017. However, neither Guaranty nor QCR can assure you of when or if the sale will be completed. Guaranty and QCR must first obtain the approval of Guaranty shareholders for the sale, as well as obtain necessary regulatory approvals and satisfy certain other standard closing conditions. See “Description of the Purchase and Assumption Agreement—Conditions to completion of the sale.” If the sale is not completed, Guaranty will not dissolve and Guaranty shareholders will not receive any consideration for their shares and will continue to be Guaranty shareholders. Under certain circumstances, QCR and Guaranty may be required to pay the other party a fee with respect to the termination of the purchase and assumption agreement, as described under “Description of the Purchase and Assumption Agreement—Termination fees.”

Q:	What happens if the sale proposal is approved but the dissolution proposal is not approved?

A:	Approval of the dissolution proposal is not required to approve the sale proposal or complete the sale. If Guaranty shareholders approve the sale proposal and do not approve the dissolution proposal, Guaranty will still complete the sale, assuming the other closing conditions are met. In that case, Guaranty will have sold Guaranty Bank, which constitutes substantially all of Guaranty’s operating assets to QCR, and Guaranty will not have any assets to support ongoing operating activity. Instead of making a distribution to shareholders pursuant to the dissolution, Guaranty would use its assets to pay off its liabilities and then use its remaining assets to pay ongoing operating expenses. Guaranty does not intend to invest in another operating business following the closing of the sale.

Q:	Who can answer my other questions?

A:	If you have more questions about the sale or how to submit your proxy or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact: Guaranty Bankshares, Ltd., Christopher Lindell, Vice President, 302 Third Avenue Southeast, Cedar Rapids, Iowa 52401, (319) 286-6208 or clindell@guaranty-bank.com.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the sale more fully, you should read this entire proxy statement/prospectus carefully, including the Appendixes and the documents referred to or incorporated in this proxy statement/prospectus. A copy of the purchase and assumption agreement is attached as Appendix  A to this proxy statement/prospectus and is incorporated by reference herein.

Information about QCR and Guaranty

QCR Holdings, Inc.

3551 Seventh Street

Moline, Illinois 61265

(309) 743-7754

QCR Holdings, Inc. is a multi-bank holding company headquartered in Moline, Illinois, formed in February 1993 under the laws of the state of Delaware. It serves the Quad Cities, Cedar Rapids, Waterloo/Cedar Falls and Rockford communities through the following four wholly-owned banking subsidiaries, which provide full-service commercial and consumer banking and trust and asset management services:

•	Quad City Bank & Trust Company, which is based in Bettendorf, Iowa, and commenced operations in 1994;

•	Cedar Rapids Bank & Trust Company, which is based in Cedar Rapids, Iowa, and commenced operations in 2001;

•	Community State Bank, which is based in Ankeny, Iowa, and was acquired by QCR in 2016; and

•	Rockford Bank & Trust Company, which is based in Rockford, Illinois, and commenced operations in 2005.

QCR engages in direct financing lease contracts through m2 Lease Funds, LLC, a wholly-owned subsidiary of Quad City Bank & Trust Company based in Brookfield, Wisconsin. QCR also engages in correspondent banking through more than 170 relationships with community banking institutions headquartered primarily in Illinois, Iowa, Missouri and Wisconsin.

As of June 30, 2017, QCR had total assets of approximately $3.5 billion, total gross loans, including held for sale, of approximately $2.6 billion, total deposits of approximately $2.9 billion and total shareholders’ equity of approximately $305.1 million.

QCR common stock is traded on the NASDAQ Global Market under the ticker symbol “QCRH.”

Guaranty Bankshares, Ltd.

302 Third Avenue Southeast

Cedar Rapids, Iowa 52401

(319) 286-6200

Guaranty Bankshares, Ltd. is an Iowa corporation and registered bank holding company for Guaranty Bank and Trust Company, an Iowa-chartered commercial bank headquartered in Cedar Rapids, Iowa. Guaranty Bank has six branches located in the Cedar Rapids metropolitan statistical area.

As of June 30, 2017, Guaranty had consolidated total assets of approximately $266.2 million, total gross loans of approximately $201.4 million, total deposits of approximately $211.8 million and total shareholders’ equity of approximately $30.7 million.

Guaranty common stock is privately held and not traded in any public market.

The sale and the purchase and assumption agreement (See page 55)

The purchase and assumption agreement provides for the sale by Guaranty of substantially all of its assets, including all of the capital stock of Guaranty Bank, and the assumption by QCR of certain of Guaranty’s assets and liabilities. The sale is anticipated to be completed late in the third quarter or early fourth quarter of 2017. At a date following the completion of the sale, QCR intends to merge Guaranty Bank with and into CRBT, with CRBT as the surviving bank. At such time, Guaranty Bank’s banking offices will become banking offices of CRBT. Until the banks are merged, QCR will own and operate Guaranty Bank as a separate bank subsidiary.

The purchase and assumption agreement is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read the purchase and assumption agreement carefully and fully, as it is the legal document that governs the sale.

The dissolution (See page 66)

After the consummation of the sale, Guaranty will commence dissolution, which consists of liquidating its assets (including the consideration received in connection with the sale) and paying its debts. After payment of any remaining debts, of which there are anticipated to be none, the proceeds of the sale will be distributed to the shareholders of Guaranty on a pro rata basis. In accordance with IBCA Sections 490.1402-1405, after distribution of the remaining assets and winding up of Guaranty’s business and affairs, Guaranty plans to complete the voluntary dissolution procedures allowed by Iowa law by filing articles of dissolution with the Iowa Secretary of State.

Sale consideration (See page 55)

The total consideration to be paid to Guaranty by QCR at the closing of the sale pursuant to the purchase and assumption agreement, subject to adjustment, is equal to:

•	Guaranty’s adjusted tangible equity as of the end of the month immediately preceding the closing date (which we refer to as the “core capital”) up to an amount equal to $24,286,985 multiplied by 1.53; plus

•	Guaranty’s adjusted tangible equity as of the end of the month immediately preceding the closing date in excess of the core capital (which we refer to as the “excess capital”).

Guaranty intends to pay a special dividend to its shareholders in an amount equal to the excess capital immediately prior to the closing of the sale. Therefore, the total consideration to be paid to Guaranty at the closing of the sale is expected to be an amount equal to 1.53 multiplied by the core capital, or approximately $37.2 million. The cash portion of the sale consideration is expected to be approximately $7.8 million. Based on a closing price of QCR common stock of $46.50, the last full trading day before the public announcement of the purchase and assumption agreement, the stock portion of the sale consideration would equal approximately 631,304 shares of QCR common stock with an aggregate market value of approximately $29.4 million. Based on a closing price of QCR common stock of $44.70 on August 9, 2017, the latest practicable date before the date of this proxy statement/prospectus, the stock portion of the sale consideration would equal approximately 656,726 shares of QCR common stock with an aggregate market value of approximately $29.4 million. The cash and stock portions of the sale consideration will be paid directly to Guaranty, and not to Guaranty’s shareholders. No fractional shares of QCR common stock will be issued in the sale.

Material U.S. federal income tax consequences of the sale and the dissolution (See page 67)

Guaranty’s sale of all of its assets and all of the capital stock of Guaranty Bank to QCR will be treated as a taxable sale by Guaranty of all of its assets and all of the assets owned by Guaranty Bank to QCR for U.S. federal income tax purposes. Guaranty will recognize gain or loss on this deemed asset sale equal to the difference between the amount realized in the sale and Guaranty’s adjusted tax basis in its assets. In addition, because Guaranty is an S corporation and Guaranty Bank is a QSub, any gains or losses recognized by Guaranty or Guaranty Bank on the deemed asset sale as a result of the sale will flow-out to the shareholders of Guaranty under the S corporation rules and be taxable on a pro rata basis to these shareholders for U.S. federal income tax purposes. A Guaranty shareholder that is entitled to receive a pro rata distribution upon the dissolution of Guaranty will also recognize additional gain or loss, if any, on such dissolution in an amount equal to the difference between the amount of cash received in exchange for Guaranty common stock and the adjusted tax basis in his, her or its shares of Guaranty common stock. See section entitled “Material U.S. Federal Income Tax Consequences of the Sale and the Dissolution.” You should consult your own tax advisor about the particular tax consequences of the sale and dissolution to you.

The descriptions of the tax consequences of the sale and the dissolution in this proxy statement/prospectus are based on Guaranty being treated as a valid S corporation (as defined below), that each Guaranty corporate subsidiary being treated as a valid QSub for federal income tax purposes. See “Risk Factors—The sale and the dissolution will be taxable transactions for U.S. federal income tax purposes” for a more detailed description of the risks associated with Guaranty not being treated as a valid S corporation or any Guaranty corporate subsidiary not being treated as a valid QSub for federal income tax purposes as of the effective date of the sale.

Guaranty’s reasons for the sale; Board recommendation to Guaranty’s shareholders (See page 38)

The Guaranty board of directors believes that the sale and dissolution are in the best interests of Guaranty and its shareholders. Guaranty’s board of directors unanimously recommends that Guaranty shareholders vote “FOR” the sale proposal, “FOR” the dissolution proposal and “FOR” the adjournment proposal in the event that an insufficient number of votes are cast to approve the sale proposal.

Interests of officers and directors of Guaranty in the sale may be different from, or in addition to, yours (See page 49)

When you consider the Guaranty board of directors’ recommendation to vote in favor of approval of the purchase and assumption agreement and the dissolution, you should be aware that some of Guaranty’s directors and officers may have interests in the sale that are different from, or in addition to, your interests as shareholders. These interests include, among others, certain payments due under incentive compensation arrangements with Guaranty Bank and acceleration of payments in connection with their termination, payments due under change of control agreements with Guaranty Bank, and rights to ongoing indemnification and insurance coverage by QCR for acts or omissions occurring prior to the sale. These interests also include QCR’s agreement to appoint two members of the board of directors of Guaranty or Guaranty Bank to serve as a member of the CRBT bank board of directors following the completion of the bank merger. The Guaranty board of directors was aware of these interests and took them into account in reaching its decisions to approve and adopt the purchase and assumption agreement and the dissolution and to recommend the approval of the purchase and assumption agreement and the dissolution to Guaranty shareholders.

Guaranty shareholders will have appraisal rights in connection with the sale (See page 51)

Guaranty shareholders may assert appraisal rights in connection with the sale and, upon complying with the requirements of the IBCA, receive cash in the amount of the fair value of their shares instead of the sale consideration. A copy of the sections of the IBCA pertaining to appraisal rights is attached as Appendix B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

The sale and the dissolution are subject to a number of risks (See page 19)

There are a number of risks relating to the sale and the dissolution. See the “Risk Factors” beginning on page 19 of this proxy statement/prospectus for a discussion of these and other risks. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Shareholder approval will be required to complete the sale and approve the other proposals set forth in the notice (See page 30)

Approval by Guaranty’s shareholders at Guaranty’s special meeting of shareholders on September 20, 2017 is required to complete the sale. The presence, in person or by proxy, of a majority of the shares of Guaranty common stock entitled to vote on the purchase and assumption agreement is necessary to constitute a quorum at the meeting. Each share of Guaranty common stock outstanding on the record date entitles its holder to one vote on the purchase and assumption agreement and any other proposal listed in the notice. Approval of the sale proposal, the dissolution proposal and the adjournment proposal each requires the affirmative vote of the holders of a majority of the votes cast at the special meeting. Abstentions, shares not voted and broker non-votes will have no effect on the proposals.

Completion of the sale is subject to regulatory approvals (See page 48)

The sale cannot proceed without obtaining all requisite regulatory approvals. QCR and Guaranty have agreed to take all appropriate actions necessary to obtain the required approvals. The sale of Guaranty Bank is subject to prior approval of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve”). QCR submitted an application with the Federal Reserve Bank of Chicago on July 12, 2017 seeking the necessary approval.

In reviewing that application, the Federal Reserve is required to consider the following:

•	competitive factors, such as whether the sale will result in a monopoly or whether the benefits of the sale to the public in meeting the needs and convenience of the community clearly outweigh the sale’s anticompetitive effects or restraints on trade; and

•	banking and community factors, which includes an evaluation of:

•	the financial and managerial resources of QCR, including its subsidiaries, and of Guaranty, and the effect of the proposed transaction on these resources;

•	management expertise;

•	internal control and risk management systems;

•	the capital of Guaranty;

•	the convenience and needs of the communities to be served; and

•	the effectiveness of Guaranty and QCR in combating money laundering activities.

The application process includes publication and opportunity for comment by the public. The Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended. The sale may not be completed until 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the sale on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.

The sale of Guaranty Bank is also subject to approval of the Iowa Division of Banking (which we refer to as the “IDOB”). QCR submitted an application with the IDOB on July 12, 2017 seeking the necessary approval.

At a date following the completion of the sale, QCR intends to merge Guaranty Bank with and into CRBT, with CRBT as the surviving bank. The bank merger will be subject to approval by the IDOB and the Federal Reserve. CRBT submitted an application with the Federal Reserve on July 12, 2017 seeking this approval and intends to file an application with the IDOB as promptly as possible.

While QCR knows of no reason why the approval of any of the applications would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to complete the sale will be obtained or obtained in a timely manner.

Conditions to the sale (See page 62)

Closing Conditions for the Benefit of QCR. QCR’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Guaranty in the purchase and assumption agreement as of the closing date, except as otherwise set forth in the purchase and assumption agreement;

•	performance by Guaranty in all material respects of its obligations under the purchase and assumption agreement, except as otherwise set forth in the purchase and assumption agreement;

•	approval of the purchase and assumption agreement and the transactions contemplated therein at the meeting of Guaranty shareholders;

•	no proceeding, other than shareholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the purchase and assumption agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect;

•	no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the sale or any of the other transactions contemplated by the purchase and assumption agreement;

•	receipt of all necessary regulatory approvals;

•	the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the purchase and assumption agreement, having been declared effective by the SEC;

•	the delivery by Guaranty all of the certificates, documents and other items required by it pursuant to the purchase and assumption agreement;

•	approval of the listing of the shares of QCR common stock issuable pursuant to the purchase and assumption agreement on the NASDAQ Global Market; and

•	no material adverse change in the financial condition, assets or business of Guaranty since the date of the purchase and assumption agreement.

Closing Conditions for the Benefit of Guaranty. Guaranty’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of QCR in the purchase and assumption agreement as of the closing date, except as otherwise set forth in the purchase and assumption agreement;

•	performance by QCR in all material respects of its obligations under the purchase and assumption agreement;

•	approval of the purchase and assumption agreement and the transactions contemplated therein at the meeting of Guaranty shareholders;

•	no proceeding, other than shareholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the purchase and assumption agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect;

•	no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the sale or any of the other transactions contemplated by the purchase and assumption agreement;

•	receipt of all necessary regulatory approvals;

•	the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the purchase and assumption agreement, having been declared effective by the SEC;

•	the delivery by QCR all of the certificates, documents and other items required by it pursuant to the purchase and assumption agreement;

•	approval of the listing of the shares of QCR common stock issuable pursuant to the purchase and assumption agreement on the NASDAQ Global Market; and

•	no material adverse change in the financial condition, assets or business of QCR since the date of the purchase and assumption agreement.

How the purchase and assumption agreement may be terminated by QCR and Guaranty (See page 63)

QCR and Guaranty may mutually agree to terminate the purchase and assumption agreement and abandon the sale at any time. Subject to conditions and circumstances described in the purchase and assumption agreement, either QCR or Guaranty may also terminate the purchase and assumption agreement upon the following occurrences:

•	the other party has breached or failed to perform its obligations under the purchase and assumption agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure cannot be cured within 30 days (if applicable), provided its inability to satisfy the condition was not caused by the non-breaching party’s failure to comply in all material respects with any of its obligations under the purchase and assumption agreement;

•	any regulatory authority has denied approval of any of the transactions contemplated by the purchase and assumption agreement or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the purchase and assumption agreement has been the cause of the denial or withdrawal of regulatory approval;

•	failure to receive approval by Guaranty shareholders for the purchase and assumption agreement and the transactions contemplated therein following the meeting held for such purpose;

•	the sale is not completed by February 28, 2018, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the purchase and assumption agreement has resulted in the failure of the sale to be completed before such date; or

•	a court or regulatory authority has enjoined or prohibited any of the transactions contemplated in the purchase and assumption agreement.

In addition, a particular party may terminate the purchase and assumption agreement upon the following occurrences:

•	QCR may terminate if Guaranty materially breaches any of its obligations with respect to soliciting alternative acquisition proposals or holding a meeting of its shareholders to approve the purchase and assumption agreement;

•	Guaranty may terminate in order to enter into an agreement with respect to an unsolicited superior proposal from a third party;

•	QCR may terminate if Guaranty’s board of directors makes an adverse recommendation to Guaranty’s shareholders;

•	QCR may terminate if, after the identification or confirmation of the presence of certain environmental conditions related to certain real property, the aggregate cost of remedying such conditions exceeds $250,000 and Guaranty or Guaranty Bank does not agree to pay or accrual all such remediation costs; or

•	Guaranty may terminate during the five business day period commencing on the 15th business day immediately prior to the scheduled closing date of the sale (which we refer to as the “determination date), if: (i) the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the NASDAQ Global Market for the 10 consecutive trading days immediately preceding the determination date is less than $36.08; and (ii) the performance of QCR’s common stock underperforms the SNL U.S. Bank Index by more than 20%; provided, that QCR may offer to increase the cash portion of the total consideration in such circumstance to prevent such a termination as described in the section entitled “Description of the Purchase and Assumption Agreement—Consideration to be received in the sale.”

Termination fees and expenses may be payable under some circumstances (See page 64)

Termination Fees Payable by Guaranty. Guaranty has agreed to pay QCR a termination fee of $1.3 million if QCR terminates the purchase and assumption agreement because Guaranty has breached or failed to perform its obligations under the purchase and assumption agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure cannot be cured within 30 days (if applicable), provided its inability to satisfy the condition was not caused by QCR’s failure to comply in all material respects with any of its obligations under the purchase and assumption agreement.

Guaranty has agreed to pay QCR a termination fee of $1.3 million if the purchase and assumption agreement is terminated under the following circumstances:

•	QCR terminates the purchase and assumption agreement because Guaranty breaches its covenant not to solicit an acquisition proposal from a third party or its obligations related to holding a shareholder meeting to approve the purchase and assumption agreement;

•	Guaranty terminates the purchase and assumption agreement in order to enter into an agreement with respect to an unsolicited superior proposal; or

•

If, prior to termination, another acquisition proposal is known to Guaranty, has been communicated directly to Guaranty’s shareholders or is publicly announced, and (i) thereafter the purchase and assumption agreement is terminated by QCR upon (A) Guaranty’s breach of its obligations under the purchase and assumption agreement or (B) an adverse recommendation to Guaranty’s shareholders by the board of directors (ii) within six months after such termination Guaranty enter into a definitive written agreement with respect to such acquisition proposal.

Termination Fees Payable by QCR. QCR has agreed to pay Guaranty a termination fee of $1.0 million if Guaranty terminates the purchase and assumption agreement because QCR has breached or failed to perform its obligations under the purchase and assumption agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure cannot be cured within 30 days, provided its inability to satisfy the condition was not caused by Guaranty’s failure to comply in all material respects with any of its obligations under the purchase and assumption agreement.

Voting and support agreement (See page 57)

On June 8, 2017, certain directors and officers of Guaranty agreed to vote all of their shares of Guaranty common stock in favor of the purchase and assumption agreement at the special meeting. The voting and support agreement covers approximately 66.2% of Guaranty’s outstanding shares of common stock as of August 9, 2017. This voting and support agreement terminates if the purchase and assumption agreement is terminated in accordance with its terms. A copy of the form of voting and support agreement is attached to this proxy statement/prospectus as Appendix C.

Accounting treatment of the sale (See page 48)

For accounting and financial reporting purposes, the sale will be accounted for under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States (which we refer to as “GAAP”).

Certain differences in QCR shareholder rights and Guaranty shareholder rights (See page 73)

Because they will receive QCR common stock, Guaranty shareholders will become QCR shareholders as a result of the sale. Their rights as shareholders after the sale will be governed by QCR’s articles of incorporation and bylaws. The rights of QCR shareholders are different in certain respects from the rights of Guaranty’s shareholders. The material differences are described later in this proxy statement/prospectus.

QCR shares will be listed on NASDAQ (See page 65)

The shares of QCR common stock to be issued pursuant to the sale will be listed on the NASDAQ Global Market under the symbol “QCRH.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF QCR

The following table summarizes selected historical consolidated financial data of QCR for the periods and as of the dates indicated. This information has been derived from QCR’s consolidated financial statements filed with the SEC. Historical financial data as of and for the six months ended June 30, 2017 and June 30, 2016 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of QCR. You should not assume the results of operations for past periods indicate results for any future period.

You should read this information in conjunction with QCR’s consolidated financial statements and related notes thereto included in QCR’s Annual Report on Form 10-K as of and for the year ended December 31, 2016, and in QCR’s Quarterly Report on Form 10-Q as of and for the quarter ended June 30, 2017, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

	As of and for the six months ended June 30,		As of or for the years ended December 31,
	2017	2016	2016	2015	2014	2013	2012
		(dollars in thousands, except per share data)
Statement of Income Data
Interest income	$63,798	$47,415	$106,468	$90,003	$85,965	$81,872	$77,376
Interest expense	8,082	5,809	11,951	13,707	16,894	17,767	19,727

Net interest income	55,716	41,606	94,517	76,296	69,071	64,105	57,649
Provision for loan/lease losses	4,128	3,271	7,478	6,871	6,807	5,930	4,371
Non-interest income	14,066	13,585	31,037	24,364	21,282	26,846	18,953
Non-interest expense(1)	42,678	34,698	81,486	73,192	65,554	65,465	54,591
Income tax expense	5,025	4,172	8,903	3,669	3,039	4,618	4,534

Net income	17,951	13,050	27,687	16,928	14,953	14,938	13,106
Less: net income attributable to noncontrolling interests	—	—	—	—	—	—	488

Net income attributable to QCR Holdings, Inc.	17,951	13,050	27,687	16,928	14,953	14,938	12,618
Less: preferred stock dividends and discount accretion	—	—	—	—	1,082	3,168	3,496
Net income attributable to QCR Holdings, Inc. common shareholders	17,951	13,050	27,687	16,928	13,871	11,770	9,122

Per Common Share Data
Net income—Basic(2)	$1.36	$1.08	$2.20	$1.64	$1.75	$2.13	$1.88
Net income—Diluted(2)	1.33	1.07	2.17	1.61	1.72	2.08	1.85
Cash dividends declared	0.10	0.08	0.16	0.08	0.08	0.08	0.08
Dividend payout ratio	7.35%	7.41%	7.27%	4.88%	4.57%	3.76%	4.26%
Closing stock price	$47.40	$42.35	$43.30	$24.29	$17.86	$17.03	$13.22

Balance Sheet Data
Total assets	$3,457,187	$2,683,434	$3,301,944	$2,593,198	$2,524,958	$2,394,953	$2,093,730
Securities	593,485	510,959	574,022	577,109	651,539	697,210	602,239
Total loans/leases	2,553,566	1,922,773	2,405,487	1,798,023	1,630,003	1,460,280	1,287,388
Allowance	33,357	28,097	30,757	26,141	23,074	21,448	19,925
Deposits	2,870,234	1,973,594	2,669,261	1,880,666	1,679,668	1,646,991	1,374,114
Borrowings	230,263	381,874	290,952	444,162	662,558	563,381	547,758
Shareholders’ equity:
Preferred	—	—	—	—	—	29,799	53,163
Common	305,083	275,117	286,041	225,886	144,079	117,778	87,271

Key Ratios
Return on average assets(3)	1.08%	1.00%	0.97%	0.66%	0.61%	0.64%	0.62%
Return on average common equity(2)	12.13	10.73	10.56	8.79	10.49	11.48	10.84
Return on average equity(3)	12.13	10.73	10.56	8.79	10.48	10.24	8.90
Net interest margin, tax equivalent yield (Non-GAAP)(4)(6)	3.86	3.61	3.75	3.37	3.15	3.03	3.14
Efficiency ratio (Non-GAAP)(5)(6)	61.16	62.87	64.90	72.71	72.55	71.98	71.27
Loans/leases to assets	73.86	71.65	72.85	69.34	64.56	60.97	61.49
Loans/leases to deposits	88.97	97.42	90.12	95.61	97.04	88.66	93.69
Nonperforming assets to total assets	0.75	0.70	0.82	0.74	1.31	1.28	1.41
Allowance to total loan/leases	1.31	1.46	1.28	1.45	1.42	1.47	1.55
Allowance to NPLs	162.27	223.42	144.85	223.33	114.78	104.70	78.47
Net charge-offs to average loans/leases	0.03	0.03	0.14	0.22	0.34	0.31	0.27
Average total shareholders’ equity to average total assets	8.89	9.28	9.21	7.55	5.82	6.26	7.00

(1)	Non-interest expense includes several one-time expenses—most notably, $4.6 million and $7.2 million of losses on debt extinguishment for 2016 and 2015, respectively, related to the prepayment of certain borrowings. Costs of $2.4 million pertaining to the acquisition of Community State Bank are also included in the 2016 amount.
(2)	Numerator is net income attributable to QCR common shareholders.
(3)	Numerator is net income attributable to QCR.
(4)	Interest earned and yields on nontaxable investments and nontaxable loans are determined on a tax equivalent basis using a 35% tax rate.
(5)	Non-interest expenses divided by the sum of net interest income before provision for loan/lease losses and non-interest income.
(6)	See “Non-GAAP Financial Information.”

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

QCR common stock trades on the NASDAQ Global Market under the symbol “QCRH.” The following table sets forth the high and low reported trading prices per share of QCR common stock and the cash dividends declared per share for the periods indicated.

Quarter Data	High	Low	Dividend Declared
First quarter 2015	$18.19	$16.91	$—
Second quarter 2015	22.75	17.51	0.04
Third quarter 2015	23.23	19.58	0.04
Fourth quarter 2015	24.90	21.00	0.04

First quarter 2016	$24.15	$18.05	$0.04
Second quarter 2016	28.74	22.96	0.04
Third quarter 2016	32.19	26.41	0.04
Fourth quarter 2016	44.80	30.31	0.04

First quarter 2017	$45.00	$41.05	$0.05
Second quarter 2017	49.10	40.85	0.05
Third quarter 2017 (through August 9, 2017)	50.00	44.60	—

The outstanding shares of Guaranty common stock are privately held and are not traded in any public market. The last transaction known by Guaranty’s management to occur prior to the date of this proxy/statement prospectus was on July 21, 2016, and the sales price was $25.00 per share. The following table sets forth the cash dividends declared per share for the periods indicated for Guaranty common stock.

Quarter Data	Dividend Declared
First quarter 2015	$1.00
Second quarter 2015	—
Third quarter 2015	—
Fourth quarter 2015	—

First quarter 2016	$0.85
Second quarter 2016	—
Third quarter 2016	—
Fourth quarter 2016	—

First quarter 2017	$1.15
Second quarter 2017	—
Third quarter 2017 (through August 9, 2017)	—

On June 7, 2017, the trading day immediately prior to the public announcement date of the purchase and assumption agreement, the closing price of QCR common stock was $45.10. On August 9, 2017, the last practicable trading day prior to the mailing date of this proxy statement/prospectus, the closing price of QCR common stock was $44.70.

Guaranty shareholders are urged to obtain current market quotations for shares of QCR common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the sale proposal and the dissolution proposal. The market price of QCR common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the sale and the dissolution. No assurance can be given concerning the market price of QCR common stock before or after the effective time of the sale or the dissolution. Changes in the market price of QCR common stock prior to the completion of the sale and the dissolution will affect the market value of the sale consideration that Guaranty will receive and the market value of the liquidation proceeds that Guaranty shareholders will receive.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Special Notes Concerning Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” in the forepart of this proxy statement/prospectus and the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

The value of the sale consideration that consists of QCR common stock will fluctuate based on the trading price of QCR common stock.

Upon completion of the sale, Guaranty will receive shares of QCR common stock and cash consideration. The market value of the shares of QCR common stock to be received in the sale will vary from the closing price of QCR common stock on the date the sale was announced, on the date that this proxy statement/prospectus is mailed to Guaranty shareholders, on the date of the special meeting of Guaranty shareholders and on the dates the sale and the dissolution are completed and thereafter. Any change in the market price of QCR common stock prior to the completion of the sale and the dissolution will affect the market value of the stock portion of the sale consideration that Guaranty shareholders will receive upon completion of the sale and dissolution. Stock price changes may result from a variety of factors that are beyond the control of Guaranty and QCR, including, but not limited to, general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the Guaranty special meeting you will not know or will be able to calculate the precise market value of the stock portion of the sale consideration that Guaranty will receive at the closing of the sale and that will be distributed to Guaranty shareholders in the dissolution. You should obtain current market quotations for shares of QCR common stock before you vote.

Among other termination rights described in this proxy statement/prospectus, if on the determination date the QCR market value is less than $36.08 and, between the date of the purchase and assumption agreement and the determination date, QCR common stock underperforms the SNL U.S. Bank Index by more than 20%, then Guaranty will have the right to terminate the purchase and assumption agreement unless QCR elects to increase the cash portion of the total consideration by the aggregate share amount times the difference between the QCR market value as of the determination date and either (i) $36.08 or (ii) the price reflective of QCR common stock underperforming the SNL U.S. Bank Index by 19.99%.

Holders of Guaranty common stock will have a reduced ownership and voting interest after the sale and will exercise less influence over management.

Holders of Guaranty common stock currently have the right to vote in the election of the board of directors of Guaranty and on other matters affecting Guaranty. Upon the completion of the sale and after distribution of the stock portion of the sale consideration by Guaranty to its shareholders in the dissolution, each shareholder who receives shares of QCR common stock will become a shareholder of QCR with a percentage ownership of QCR that is smaller than such shareholder’s percentage ownership of Guaranty. Based on the number of issued and outstanding shares of QCR common stock and shares of Guaranty common stock on August 9, 2017, and assuming 656,726 total number of shares of QCR common stock issuable pursuant to the sale, shareholders of Guaranty, as a group, will receive shares in the sale and dissolution constituting approximately 4.7% of QCR common stock expected to be outstanding immediately after the sale (without giving effect to any QCR common stock held by Guaranty shareholders prior to the sale). Because of this, current Guaranty shareholders, as a group, will have less influence on the board of directors, management and policies of QCR than they now have on the board of directors, management and policies of Guaranty.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that cannot be met.

Before the transactions contemplated in the purchase and assumption agreement can be completed, various approvals must be obtained from QCR regulatory and other governmental authorities. In deciding whether to grant regulatory clearances, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay their receipt. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of QCR’s business. QCR and Guaranty believe that the sale should not raise significant regulatory concerns and that QCR will be able to obtain all requisite regulatory approvals in a timely manner. Despite the parties’ commitments to comply with conditions imposed by regulatory entities, under the terms of the purchase and assumption agreement, QCR and Guaranty will not be required to complete the sale if any such approvals would reasonably be expected to materially restrict or burden QCR or CRBT. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the completion of the sale, imposing additional material costs on or materially limiting the revenues of QCR following the sale or otherwise reduce the anticipated benefits of the sale if the sale was completed successfully within the expected timeframe. In addition, neither QCR nor Guaranty can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the sale. Additionally, the completion of the sale is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of the sale and other contemplated transactions under the purchase and assumption agreement.

The sale consideration will be paid directly to Guaranty, not to Guaranty shareholders.

Both the cash and stock portions of the sale consideration will be paid directly to Guaranty, and not to Guaranty shareholders. Guaranty shareholders will be entitled to receive the sale consideration paid to Guaranty only in the dissolution. Guaranty shareholders who properly exercise appraisal rights in connection with the sale will have the right to obtain “fair value” of their shares whether or not the dissolution proposal is approved and the dissolution is consummated. Guaranty intends to distribute the sale consideration to the Guaranty shareholders on a pro rata basis shortly following the completion of the sale. In accordance with IBCA Sections 490.1402-1405, after distribution of the remaining assets and winding up of Guaranty’s business and affairs, Guaranty plans to complete the voluntary dissolution procedures allowed by Iowa law by filing articles of dissolution with the Iowa Secretary of State.

The purchase and assumption agreement may be terminated in accordance with its terms and the sale may not be completed.

The purchase and assumption agreement is subject to a number of conditions which must be satisfied or waived in order to complete the sale. Those conditions include: approval of the purchase and assumption agreement and the transactions it contemplates by Guaranty shareholders, receipt of certain requisite regulatory approvals, absence of orders prohibiting completion of the sale, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the issuance of QCR common stock, as applicable, for listing on the NASDAQ Global Market, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the purchase and assumption agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the sale may not be fulfilled in a timely manner or at all, and, accordingly, the sale may not be completed. In addition, the parties can mutually decide to terminate the purchase and assumption agreement at any time, before or after shareholder approval, or QCR or Guaranty may elect to terminate the purchase and assumption agreement in certain other circumstances. These termination rights are more fully described in this proxy statement/prospectus under the section entitled “Description of the Purchase and Assumption Agreement—Termination.”

The sale and the dissolution will be taxable transactions for U.S. federal income tax purposes.

The descriptions of the tax consequences of the sale and the dissolution in this proxy statement/prospectus assumes that Guaranty is a valid “S corporation” (i.e. a corporation with a valid election in place to be taxable under Subchapter S of the Code) and that each Guaranty corporate subsidiary is a valid QSub for federal income tax purposes. Currently, QCR is in the process of completing its due diligence review of Guaranty to confirm Guaranty’s status as an S corporation and each Guaranty corporate subsidiary’s status as a QSub for federal income tax purposes. Both QCR and Guaranty are working to resolve any open issues with respect to QCR’s due diligence review and believe that all of these currently open points will be resolved prior to the closing of the sale in a manner that confirms these assumptions. Guaranty believes that these assumptions are currently correct and will be correct as of the effective time of the deemed sale, after taking into account the expected resolution of these open issues.

However, in the event that these assumptions are not correct, and Guaranty does not have a valid S corporation election in place, Guaranty and each subsidiary of Guaranty would be treated as corporations taxable under Subchapter C of the Code for federal income tax purposes. As C corporations, Guaranty and each of its subsidiaries would be subject to an entity level federal corporate income tax, including as a result of the sale. In addition, the gains, income, losses, deductions and credits of Guaranty and its subsidiaries would not flow out to Guaranty’s shareholders and would not adjust their tax basis in their stock in Guaranty. Furthermore, if Guaranty were liquidated pursuant to the dissolution, shareholders of Guaranty would recognize a second level of gain or loss on the difference between the cash and the fair market value of property received in the Dissolution and their tax basis in the Guaranty stock exchanged therefor. Guaranty and its subsidiaries could also be subject to additional taxes for prior tax years.

In the event that Guaranty has a valid S corporation election in place, but a Guaranty subsidiary is not a valid QSub, then such Guaranty subsidiary would be treated as a C corporation. In such event, Guaranty’s sale to QCR would be treated as a taxable stock sale to the extent that Guaranty sells stock of such Guaranty subsidiary to QCR. Such Guaranty subsidiary would be subject to taxation under Subchapter C of the Code for taxable periods during which it was a C corporation. To the extent that Guaranty sells assets other than the stock of C corporation Guaranty subsidiaries to QCR, the transaction would be treated as a taxable asset sale (as described further below). Guaranty’s liquidation would be treated as a taxable dissolution (as described further below).

THE TAX CONSEQUENCES THAT WOULD RESULT IF GUARANTY IS NOT OR HAS NOT BEEN A VALID S CORPORATION OR IF ANY CORPORATE SUBSIDIARY OF GUARANTY IS NOT OR HAS NOT BEEN A VALID QSUB ARE COMPLEX. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING ANY POTENTIAL CHANGES IN YOUR TAX CONSEQUENCES AS A RESULT OF THE SALE AND DISSOLUTION IF ONE OR MORE OF THESE ASSUMPTIONS ARE NOT CORRECT. THE REMAINING DISCUSSION ASSUMES THAT GUARANTY IS AND WILL BE ON THE EFFECTIVE DATE OF THE SALE A VALID S CORPORATION AND THAT EACH SUBSIDIARY CORPORATION OF GUARANTY IS AND WILL BE ON THE EFFECTIVE DATE OF THE SALE A VALID QSUB.

Based on Guaranty being a valid S corporation and each corporate subsidiary of Guaranty being a valid QSub, Guaranty’s sale of substantially all of its assets of (including the capital stock of Guaranty Bank and any other Guaranty subsidiary) will be treated as a sale by Guaranty of substantially all of its assets, all of the assets owned by Guaranty Bank and all of the assets of any other Guaranty subsidiary for U.S. federal income tax purposes. Guaranty will recognize gain or loss on this deemed asset sale equal to the difference between the amount realized in the sale and Guaranty’s or Guaranty Bank’s (or any other Guaranty subsidiary’s), adjusted tax basis in such assets. The amount realized on the sale will equal the sum of (1) the cash received by Guaranty in the sale, (2) the fair market value of the QCR common stock received by Guaranty in the sale based on the value of the QCR common stock on the closing date of the sale and (3) the amount of Guaranty liabilities deemed assumed by QCR. This amount realized will be allocated among the assets of Guaranty, Guaranty Bank and any other Guaranty subsidiary in accordance with the rules of Section 1060 of the Code and the applicable Treasury Regulations issued thereunder. The gain or loss will be capital or ordinary (or a mix thereof) depending on the nature of the asset deemed sold in the exchange.

In addition, because Guaranty is an S corporation and Guaranty Bank and each other Guaranty corporate subsidiary is a QSub, any gains or losses recognized by Guaranty, Guaranty Bank or any other Guaranty subsidiary on the deemed asset sale will flow-out to the shareholders of Guaranty under the S corporation rules and be taxable on a pro rata basis to these shareholders for U.S. federal income tax purposes. Any capital gain or loss and ordinary income or loss will be reported on a Schedule K-1 to each Guaranty shareholder regardless of the amount of distributions made by Guaranty. A shareholder in Guaranty will increase its tax basis in his, her or its Guaranty common stock in an amount equal to the capital gain and ordinary income allocated to such shareholder and will reduce his, her or its tax basis in Guaranty common stock in an amount equal to any capital or ordinary loss allocated to such shareholder. If the value of the shares of QCR common stock at the time they are distributed by Guaranty to its shareholders is greater than their value on the closing date of the sale, Guaranty will recognize further capital gain equal to such appreciation. Such capital gain would be short-term capital gain if the liquidating distribution is made within one year of the closing of the sale. Any such capital gain would flow-out to the Guaranty shareholders under the S corporation rules and be taxable based on a pro rata basis to these shareholders for U.S. federal income tax purposes. Any such capital gain would be reported on a Schedule K-1 to each Guaranty shareholder and would increase such shareholder’s tax basis in his, her or its Guaranty common stock in the same manner as discussed above with respect to any gain or income recognized on the sale of Guaranty Bank (and any other Guaranty subsidiary) to QCR.

A Guaranty shareholder that is entitled to receive a pro rata distribution upon the dissolution of Guaranty will also recognize additional gain or loss, if any, on such dissolution in an amount equal to the difference between the amount of cash received in exchange for Guaranty common stock and the adjusted tax basis in his, her or its shares of Guaranty common stock. Liquidating distributions made by Guaranty to its shareholders will first reduce a shareholder’s tax basis in his, her or its Guaranty common stock (as adjusted for gain, loss or income allocated to shareholders as described above) by an amount equal to the cash distributed plus the fair market value of the QCR common stock on the date of distribution. A Guaranty shareholder will recognize capital gain equal to any amounts distributed to such shareholder in excess of such adjusted tax basis; provided, that if such Guaranty shareholder holds such Guaranty common stock for longer than one year, such gain will be long-term capital gain. A Guaranty shareholder will have a tax basis in the shares of QCR common stock it receives equal to their fair market value on the date of distribution and a shareholder’s holding period in the shares of QCR common stock will not include the shareholder’s holding period in Guaranty stock. In the event that Guaranty makes interim distributions to its shareholders that are not part of Guaranty’s complete liquidation, the tax consequences to Guaranty shareholders would differ. In addition, if the sale proposal is approved and the dissolution proposal is not, then the Guaranty shareholders will not receive a distribution to shareholders pursuant to the dissolution but still may owe taxes in connection with the sale. See “Risk Factors —Approval of the dissolution proposal is not required to approve the sale proposal or complete the sale” for information regarding certain risks if the dissolution is not approved.

See the section entitled “Material U.S. Federal Income Tax Consequences of the Sale and the Dissolution” for a more detailed description of the material U.S. federal income tax consequences of the sale and the dissolution.

The U.S. federal income tax consequences described above may not apply to all holders of Guaranty common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the sale and the dissolution to you.

Approval of the dissolution proposal is not required to approve the sale proposal or complete the sale.

The sale and the dissolution cannot be completed unless the Guaranty shareholders approve each proposal by the affirmative vote of the holders of majority of the votes cast at the special meeting, assuming in each case that a quorum is present. Approval of the dissolution proposal is not required to approve the sale proposal or complete the sale. If Guaranty shareholders approve the sale proposal and do not approve the dissolution proposal, Guaranty will still be required to complete the sale, assuming the other closing conditions are met. In that case, Guaranty will have sold Guaranty Bank, which constitutes substantially all of Guaranty’s operating assets to QCR and Guaranty will not have any assets to support ongoing operating activity. Instead of making a distribution to shareholders pursuant to the plan of dissolution, Guaranty would use its assets to pay off its liabilities and then use its remaining assets to pay ongoing operating expenses. Guaranty does not intend to invest in another operating business following the closing of the sale. If the dissolution proposal is not approved and the sale is completed, Guaranty shareholders may have income tax liability in connection with the sale as described in this proxy statement/prospectus but Guaranty may not be required to distribute the sale consideration to the Guaranty shareholders. If Guaranty does not distribute some or all of the sale consideration to Guaranty shareholders, you may still have an income tax liability that needs to be paid in connection with the sale but you may not have received the proceeds from the sale.

The market price of QCR common stock after the sale may be affected by factors different from those affecting the shares of QCR or Guaranty currently.

Upon completion of the sale and the distribution of the stock portion of the sale consideration by Guaranty, holders of Guaranty common stock will become holders of QCR common stock. Guaranty’s business differs in important respects from that of QCR, and, accordingly, the results of operations of Guaranty and the market price of QCR common stock after the completion of the sale may be affected by factors different from those currently affecting the independent results of operations of each of Guaranty and QCR. For a discussion of the businesses of Guaranty and QCR and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information.”

Guaranty cannot determine at this time the amount or timing of any distributions to its shareholders because there are many factors, some of which are outside of Guaranty’s control, that could affect Guaranty’s ability to make such distributions.

Guaranty cannot determine at this time when, or potentially whether, it will be able to make any distributions to its shareholders or the amount of any such distributions. Those determinations depend on a variety of factors, including, but not limited to:

•	whether the sale closes;

•	the timing of the closing of the sale;

•	the amount of Guaranty’s liabilities and obligations or the estimated costs and expenses of the sale and the operation of Guaranty until the date it is authorized to make a distribution to its shareholders under the applicable provisions of Iowa law could increase;

•	presently unknown or contingent liabilities of Guaranty could later arise or become fixed in amount and Guaranty would be required to satisfy or reserve for these liabilities as part of the dissolution;

•	delays in completing the sale or delays in the timing of the dissolution of Guaranty could result in additional fees and expenses and result in reduced distributions to Guaranty shareholders; and

•	Guaranty may be required under Iowa law or the Iowa courts to hold back for distribution at a later date, if at all, some or all of the estimated amounts that Guaranty currently expects to distribute to its shareholders.

For the foregoing reasons, there can be no assurance as to the timing and amount of distributions to Guaranty shareholders, even if the sale is completed. Guaranty currently anticipates that the sale consideration will be distributed to the Guaranty shareholders shortly after the sale closes. However, for the reasons set forth above, these amounts could be significantly less than anticipated.

Guaranty may need to request reimbursement of distributions paid to Guaranty shareholders.

Any unforecasted or unexpected claims, liabilities, or expenses that arise between the date of determining any projected cash reserves to be withheld for dissolution and liquidation purposes and the liquidation and final termination of existence of Guaranty or any claims, liabilities, or expenses that exceed Guaranty’s estimates could leave Guaranty with less cash than is necessary to pay liabilities and expenses. In such event Guaranty may have to request that the Guaranty shareholders reimburse Guaranty a portion of earlier distributions received.

Projected cash reserves may not be sufficient to satisfy and pay out all of Guaranty’s known and unknown claims.

Projected cash reserves may not be sufficient to satisfy and pay out all of Guaranty’s known and unknown claims. It is possible that, in the course of the dissolution process, unanticipated expenses and contingent liabilities will arise. If such liabilities exceed the projected cash reserves, Guaranty will be required to increase the cash reserves to satisfy its obligations before its dissolution, thereby reducing, and perhaps eliminating, the cash available for distribution to Guaranty shareholders in the dissolution.

Projected cash reserves will be determined by Guaranty management based upon anticipated known and unknown claims, as well as salaries, director and officer or other liability insurance, accounting, legal, taxes, and other anticipated operational expenses to wind up and liquidate the business and affairs of Guaranty.

Combining Guaranty Bank with CRBT may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the sale may not be realized.

CRBT and Guaranty Bank have operated and, until the completion of the sale and the bank merger, will continue to operate, independently. At a date following the completion of the sale, QCR intends to merge Guaranty Bank with and into CRBT, with CRBT as the surviving bank. The success of the sale, including anticipated benefits and cost savings, will depend, in part, on QCR’s ability to successfully combine and integrate the business of Guaranty Bank with CRBT in a manner that permits growth opportunities and does not materially disrupt existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of the companies’ ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect CRBT’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the sale. The loss of key employees could adversely affect CRBT’s ability to successfully conduct its business, which could have an adverse effect on QCR’s financial results and the value of its common stock. If QCR experiences difficulties with the integration process, the anticipated benefits of the sale may not be realized fully or at all, or may take longer to realize than expected. As with any combination of financial institutions, there also may be business disruptions that cause CRBT and/or Guaranty Bank to lose customers or cause customers to remove their accounts from CRBT and/or Guaranty Bank and move their business to competing financial institutions. Integration efforts will also divert management attention and resources. These integration matters could have an adverse effect on each of CRBT and Guaranty Bank during this transition period and for an undetermined period after completion of the sale on QCR. In addition, the actual cost savings, revenue enhancements and other synergies of the sale could be less than anticipated.

Failure to complete the sale could negatively impact Guaranty and QCR.

If the sale is not completed for any reason, including as a result of Guaranty shareholders declining to approve the sale, the ongoing businesses of Guaranty and QCR may be adversely impacted and, without realizing any of the anticipated benefits of completing the sale, Guaranty and QCR would be subject to a number of risks, including the following:

•	Guaranty and QCR may experience negative impacts on their respective stock prices;

•	Guaranty and QCR may experience negative reactions from the financial markets and their respective customers, vendors and employees;

•	Guaranty and QCR will have incurred substantial expenses and will be required to pay certain costs relating to the sale, whether or not the sale is completed;

•	the purchase and assumption agreement places certain restrictions on the conduct of Guaranty’s businesses prior to completion of the sale. Such restrictions, the waiver of which is subject to the consent of QCR (not to be unreasonably withheld, conditioned or delayed), may prevent Guaranty from making certain acquisitions or taking certain other specified actions during the pendency of the sale; and

•	matters relating to the sale (including integration planning) will require substantial commitments of time and resources by Guaranty management, which would otherwise have been devoted to other opportunities that may have been beneficial to Guaranty as an independent company.

Furthermore, if the purchase and assumption agreement is terminated and Guaranty’s board of directors seeks another sale or business combination, Guaranty shareholders cannot be certain that Guaranty will be able to find a party willing to offer equivalent or more attractive consideration than the consideration QCR has agreed to provide in the sale, or that such other sale or business combination will be completed. If the purchase and assumption agreement is terminated under certain circumstances, Guaranty or QCR may be required to pay termination fees to the other party.

Guaranty and Guaranty Bank will be subject to business uncertainties and contractual restrictions while the sale is pending.

Uncertainty about the effect of the sale and dissolution on employees and customers may have an adverse effect on Guaranty and Guaranty Bank and, consequently, on QCR. These uncertainties may impair Guaranty Bank’s ability to attract, retain and motivate key personnel until the sale is completed, and could cause customers and others that deal with Guaranty Bank to seek to change existing business relationships with Guaranty Bank. Retention of certain employees may be challenging during the pendency of the sale, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, QCR’s business following the sale could be negatively impacted. In addition, the purchase and assumption agreement restricts Guaranty from making certain transactions and taking other specified actions without the consent of QCR until the sale occurs. These restrictions may prevent Guaranty or Guaranty Bank from pursuing attractive business opportunities that may arise prior to the completion of the sale.

Guaranty directors and officers may have interests in the sale different from the interests of Guaranty shareholders.

The interests of some of the directors and executive officers of Guaranty may be different from those of Guaranty shareholders, and directors and officers of Guaranty may be participants in arrangements that are different from, or are in addition to, those of Guaranty shareholders. The members of the Guaranty board of directors knew about these additional interests and considered them among other matters when making its decision to approve the purchase and assumption agreement, and in recommending that Guaranty’s common shareholders vote in favor of adopting the purchase and assumption agreement. Such interests include, among others:

•	certain payments due under incentive compensation arrangements with Guaranty Bank and acceleration of payments in connection with their termination;

•	payments due under change of control agreements with Guaranty Bank;

•	and rights to ongoing indemnification and insurance coverage by QCR for acts or omissions occurring prior to the sale; and

•	the continuation of service on CRBT’s board of directors of two Guaranty or Guaranty Bank directors.

These interests are more fully described in this proxy statement/prospectus under the section entitled “The Sale—Interests of certain persons in the sale.”

The purchase and assumption agreement contains provisions that may discourage other companies from trying to acquire Guaranty for greater sale consideration.

The purchase and assumption agreement contains provisions that may discourage a third party from submitting a business combination proposal to Guaranty that might result in greater value to Guaranty’s shareholders than the proposed sale to QCR or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Guaranty than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Guaranty from soliciting, or, subject to certain exceptions relating to the exercise of fiduciary duties by Guaranty’s board of directors, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. In addition, Guaranty may be required to pay QCR a termination fee of $1.3 million upon termination of the purchase and assumption agreement in certain circumstances involving acquisition proposals for competing transactions. See “Description of the Purchase and Assumption Agreement—Termination” and “Description of the Purchase and Assumption Agreement—Termination fees.”

The opinions of Guaranty’s financial advisor will not reflect changes in circumstances between signing of the purchase and assumption agreement and the completion of the sale.

Guaranty has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Guaranty or QCR, general market and economic conditions and other factors that may be beyond the control of Guaranty or QCR, and on which Guaranty’s financial advisor’s opinion was based, may significantly alter or effect the estimated valuation conclusions reached in such opinion. The opinion does not speak as of the time the sale and dissolution will be completed or as of any date other than the date of such opinion. Because Guaranty does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the sale consideration from a financial point of view at the time the sale is completed.

Guaranty and QCR will incur transaction costs and integration costs in connection with the sale.

Each of QCR and Guaranty has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the sale. In addition, QCR will incur integration costs following the completion of the sale as QCR integrates the businesses of CRBT and Guaranty Bank, including facilities and systems consolidation costs and employment-related costs. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. QCR and Guaranty may also incur additional costs to maintain employee morale and to retain key employees. QCR and Guaranty will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, regulatory filing fees, printing and mailing fees and other costs associated with the sale.

The shares of QCR common stock to be received by Guaranty shareholders as a result of the sale and the distribution of the sale consideration by Guaranty will have different rights from the shares of Guaranty common stock.

Upon completion of the sale and the dissolution, Guaranty shareholders will become QCR shareholders and their rights as shareholders will be governed by the Delaware General Corporation Law (which we refer to as the “DGCL”) and QCR’s certificate of incorporation and bylaws. The rights associated with Guaranty common stock are different from the rights associated with QCR common stock. See “Comparison of Rights of QCR Shareholders and Guaranty Shareholders” for a further discussion of the different rights associated with QCR common stock.

The market price of QCR common stock after the sale may be affected by factors different from those affecting the shares of Guaranty or QCR currently.

Upon completion of the sale and the distribution of the sale consideration by Guaranty, holders of Guaranty common stock will become holders of QCR common stock. QCR’s business differs in important respects from that of Guaranty, and, accordingly, the results of operations of QCR and the market price of QCR common stock after the completion of the sale may be affected by factors different from those currently affecting the independent results of operations of each of QCR and Guaranty. For a discussion of the businesses of QCR and Guaranty and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.”

The market price of QCR common stock may decline as a result of the sale.

The market price of QCR common stock may decline as a result of the sale if QCR does not achieve the perceived benefits of the sale or the effect of the sale on QCR’s financial results is not consistent with the expectations of financial or industry analysts. In addition, upon completion of the sale and the distribution of the sale consideration by Guaranty, QCR and Guaranty shareholders will own interests in QCR’s operating an expanded business with a different mix of assets, risks and liabilities. Current QCR and Guaranty shareholders may not wish to continue to invest in QCR, or for other reasons may wish to dispose of some or all of their shares of QCR.

QCR’s management will have broad discretion as to the use of assets acquired from the sale, and QCR may not use these assets effectively.

QCR’s management will have broad discretion in the application of the assets from the sale and could utilize the assets in ways that do not improve QCR’s results of operations or enhance the value of its common stock. Guaranty shareholders will not have the opportunity, as part of their investment decision, to assess whether these acquired assets are being used appropriately. QCR’s failure to utilize these assets effectively could have a material adverse effect on QCR, delay the development of products and cause the price of QCR common stock to decline.

Risks relating to QCR’s business and common stock.

You should read and consider risk factors specific to QCR’s business that will also affect QCR after the sale. These risks are described in the section entitled “Risk Factors” in QCR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus (including information incorporated by reference) contains, and future oral and written statements of QCR and Guaranty and members of their management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of QCR and Guaranty. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of QCR’s and Guaranty’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “bode,” “predict,” “suggest,” “project,” “appear,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should,” “likely,” or other similar expressions. Additionally, all statements in this proxy statement/prospectus, including forward-looking statements, speak only as of the date they are made, and neither QCR nor Guaranty undertakes any obligation to update any statement in light of new information or future events.

QCR’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. The factors that could have a material adverse effect on the operations and future prospects of QCR and its subsidiaries are detailed in the “Risk Factors” section included under Item 1A. of Part I of QCR’s Annual Report on Form 10-K for the year ended December 31, 2016. In addition to the risk factors described in that section, there are other factors that could have a material adverse effect on the operations and future prospects of QCR and its subsidiaries. These additional factors include, but are not limited to, the following:

•	The strength of the local and national economy.

•	Changes in the interest rate environment.

•	The economic impact of exceptional weather occurrences such as tornadoes, floods and blizzards.

•	The economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

•	The impact of cybersecurity risks.

•	The costs, effects and outcomes of existing or future litigation.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board.

•	Unexpected results of acquisitions (including the acquisition of Community State Bank and the planned acquisition of Guaranty), which may include failure to realize the anticipated benefits of the acquisitions.

•	The ability of QCR to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

NON-GAAP FINANCIAL INFORMATION

The following tables present certain non-GAAP financial measures related to net interest margin tax equivalent yield and the efficiency ratio. In compliance with applicable rules of the SEC, all non-GAAP measures are reconciled to the most directly comparable GAAP measure. Net interest margin tax equivalent yield (non-GAAP) is reconciled to net interest margin. The efficiency ratio (non-GAAP) is reconciled to noninterest expense, net interest income and noninterest income.

Net interest margin tax equivalent yield is a financial measure QCR’s management utilizes to take into account the tax benefit associated with certain loans and securities. The efficiency ratio is utilized by QCR’s management to compare QCR to peers. It is standard in the banking industry and widely utilized by investors.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

GAAP TO NON-GAAP RECONCILIATIONS	As of and for the six months ended June 30,		As of and for the years ended December 31,
	2017	2016	2016	2015	2014	2013	2012
NET INTEREST MARGIN (TEY)
Net interest income (GAAP)	$55,716	$41,606	$94,517	$76,296	$69,071	$64,105	$57,649
Plus: Tax equivalent adjustment	4,218	2,706	6,021	4,881	3,977	2,605	1,883

Net interest income—tax equivalent (Non-GAAP)	$59,934	$44,312	$100,538	$81,177	$73,048	$66,710	$59,532
Average earning assets	$3,128,569	$2,470,525	$2,678,359	$2,406,213	$2,319,441	$2,200,277	$1,896,200
Net interest margin (GAAP)	3.59%	3.39%	3.53%	3.17%	2.98%	2.91%	3.04%
Net interest margin (TEY) (Non-GAAP)	3.86%	3.61%	3.75%	3.37%	3.15%	3.03%	3.14%

EFFICIENCY RATIO
Noninterest expense (GAAP)	$42,678	$34,698	$81,486	$73,192	$65,554	$65,465	$54,591
Net interest income (GAAP)	$55,716	$41,606	$94,517	$76,296	$69,071	$64,105	$57,649
Noninterest income (GAAP)	14,066	13,585	31,037	24,364	21,282	26,846	18,953

Total income	$69,782	$55,191	$125,554	$100,660	$90,353	$90,951	$76,602
Efficiency ratio (noninterest expense/total income) (Non-GAAP)	61.16%	62.87%	64.90%	72.71%	72.55%	71.98%	71.27%

INFORMATION ABOUT THE SPECIAL MEETING OF GUARANTY SHAREHOLDERS

Purpose

Guaranty shareholders are receiving this proxy statement/prospectus because on August 15, 2017, the record date for the special meeting of shareholders to be held on September 20, 2017, at the main office of Guaranty Bank and Trust Company, located at 302 Third Avenue Southeast, Cedar Rapids, Iowa 52401, at 3:00 p.m., local time, they owned shares of the common stock of Guaranty, and the board of directors of Guaranty is soliciting proxies for the matters to be voted on at this special meeting, as described in more detail below. Copies of this proxy statement/prospectus began to be mailed to holders of Guaranty common stock on August 21, 2017, and is accompanied by a proxy card for use at the special meeting and at any adjournment(s) of the meeting.

At the special meeting, Guaranty board of directors will ask you to vote upon the following:

•	a proposal to approve the purchase and assumption agreement and the transactions contemplated therein;

•	subject to the approval of the sale proposal, a proposal to approve the complete liquidation and voluntary dissolution of Guaranty; and

•	a proposal to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the sale proposal.

When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the special meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the special meeting. Even if you plan to attend the special meeting, we ask that you instruct the proxies how to vote your shares in advance of the special meeting just in case your plans change.

If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope or otherwise vote pursuant to the instructions set forth on the proxy card. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the purchase and assumption agreement and the transactions contemplated therein.

Record date, quorum and vote required

The record date for the Guaranty special meeting is August 15, 2017. Guaranty’s shareholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of the record date, there were 919,462.8251 shares of Guaranty common stock outstanding and entitled to vote at the special meeting. The outstanding shares are held by approximately 43 holders of record.

The presence, in person or by proxy, of a majority of the shares of Guaranty common stock entitled to vote on the proposals is necessary to constitute a quorum at the special meeting. Each share of Guaranty common stock outstanding on the record date entitles its holder to one vote on the matters being brought before the special meeting.

To determine the presence of a quorum at the special meeting, Guaranty will also count as present the shares of Guaranty common stock present in person but not voting, and the shares of common stock for which Guaranty has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions. Broker non-votes are not counted as present for the purposes of determining quorum. Based on the number of shares of Guaranty common stock outstanding as of the record date, at least 459,731.4126 shares need to be present at the special meeting, whether in person or by proxy, to constitute a quorum.

Approval of the sale proposal, the dissolution proposal and the adjournment proposal each requires the affirmative vote of the holders of a majority of the votes cast at the special meeting. Abstentions, shares not voted and broker non-votes will have no effect on the proposals.

As of the record date for the special meeting, Guaranty’s directors and executive officers beneficially owned a total of 622,804.67 shares, or approximately 67.7% of the outstanding shares, of Guaranty common stock. These individuals have entered into a written agreement with QCR that they will vote their shares in favor of the purchase and assumption agreement, except as may be limited by their fiduciary obligations.

How to vote your shares

Vote by completing, signing and returning the enclosed proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the matter brought before the special meeting. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the Guaranty board of directors recommends and will be voted “FOR” the sale proposal, “FOR” the dissolution proposal and “FOR” the adjournment proposal in the event that an insufficient number of votes are cast to approve the sale proposal. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the sale proposal and the dissolution proposal.

You should not send any stock certificates with your proxy card.

Participants in the GB & T KSOP Plan

If you hold Guaranty common stock through the KSOP, you will receive a voting instruction card to reflect all of the shares that you may direct the trustee to vote on your behalf under the plan. Under the terms of the KSOP, all shares held by the KSOP are voted by the KSOP trustee, but each participant in the KSOP may direct the trustee how to vote the shares of Guaranty common stock allocated to his or her account. Allocated shares for which no timely voting instructions are received will be voted by the KSOP trustee, subject to the exercise of its fiduciary duties.

Shares held in “street name”

If you hold shares in “street name” with a broker, bank or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the matters being brought before the special meeting, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as “broker non-votes” and are not counted in the vote by shareholders or for purposes of a quorum. As a result, any broker non-votes will have the practical effect of a vote against the sale proposal and the dissolution proposal but will not affect the adjournment proposal.

We therefore encourage you to provide directions to your broker, bank or other fiduciary as to how you want your shares voted on all matters to be brought before the special meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. Your broker, bank or other fiduciary may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other fiduciary that accompanies this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form to your broker, bank or other fiduciary, you must contact your broker, bank or other fiduciary. If you want to vote your shares of Guaranty common stock held in street name in person at the special meeting, you will need to obtain a written proxy in your name from your broker, bank or other fiduciary.

Revocability of proxies

You may revoke your proxy at any time before the vote is taken at the special meeting, regardless of whether you submitted your original proxy. To revoke your proxy, you must either advise the Corporate Secretary of Guaranty in writing before your Guaranty common stock has been voted at the special meeting, deliver a later dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Guaranty Bankshares, Ltd., Corporate Secretary, 302 Third Avenue Southeast, Cedar Rapids, Iowa 52401. If you hold your shares in the name of a broker, bank or other fiduciary and desire to revoke your proxy, you will need to contact your broker, bank or other fiduciary to revoke your proxy.

Proxy solicitation

Guaranty will pay the costs associated with the solicitation of proxies for the special meeting. Guaranty will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Guaranty. In addition to the solicitation of proxies by mail, directors, officers and employees of Guaranty may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

THE GUARANTY PROPOSALS

Proposal 1 – Approval of the Purchase and Assumption Agreement

At the Guaranty special meeting, shareholders of Guaranty will be asked to approve the purchase and assumption agreement, which provides for the sale by Guaranty of substantially all of its assets, including all of the capital stock of Guaranty Bank, and the assumption by QCR of certain of Guaranty’s assets and liabilities. Shareholders of Guaranty should read this proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the purchase and assumption agreement and the transactions contemplated therein. A copy of the purchase and assumption agreement is attached to this proxy statement/prospectus as Appendix A.

For the reasons discussed in this proxy statement/prospectus, the board of directors of Guaranty unanimously determined that the purchase and assumption agreement and the transactions contemplated therein are in the best interests of Guaranty and its shareholders, and unanimously adopted and approved the purchase and assumption agreement. The board of directors of Guaranty unanimously recommends a vote “FOR” the sale proposal.

Proposal 2 – Approval of the Dissolution

At the special meeting, subject to the approval of the sale proposal, shareholders of Guaranty also will be asked to consider and approve the dissolution of Guaranty and the distribution of its assets to the shareholders of Guaranty. Subject to the completion of the sale, the Guaranty board of directors deems it advisable and in the best interests of Guaranty to dissolve, liquidate, and terminate Guaranty by filing articles of dissolution with the Iowa Secretary of State.

For the reasons discussed in this proxy statement/prospectus, the board of directors of Guaranty unanimously determined that, subject to the sale, the dissolution in the best interests of Guaranty and its shareholders, and unanimously approved the dissolution. The board of directors of Guaranty unanimously recommends a vote “FOR” the dissolution proposal.

Proposal 3 – Adjournment of the Special Meeting

If, at the Guaranty special meeting, the number of shares of Guaranty common stock cast in favor of the purchase and assumption agreement is insufficient to approve the sale proposal, Guaranty intends to move to adjourn the Guaranty special meeting in order to enable the board of directors of Guaranty to solicit additional proxies for approval of the purchase and assumption agreement and the transactions contemplated therein. In this proposal, Guaranty is asking its shareholders to authorize the holder of any proxy solicited by the board of directors of Guaranty, on a discretionary basis, to vote in favor of adjourning the Guaranty special meeting to another time and place for the purpose of soliciting additional proxies.

The board of directors of Guaranty unanimously recommends a vote “FOR” the adjournment proposal.

THE SALE

This section of the proxy statement/prospectus describes material aspects of the sale. While QCR and Guaranty believe that the description covers the material terms of the sale and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached Appendixes and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the sale. The agreement and plan of sale attached hereto as Appendix A, not this summary, is the legal document which governs the sale.

General

The Guaranty board of directors is using this proxy statement/prospectus to solicit proxies from the holders of Guaranty common stock for use at the Guaranty special meeting of shareholders, at which Guaranty shareholders will be asked to approve the purchase and assumption agreement and thereby approve the sale. The purchase and assumption agreement provides for the sale by Guaranty of substantially all of its assets, including all of the capital stock of Guaranty Bank, and the assumption by QCR of certain of Guaranty’s assets and liabilities. The sale is anticipated to be completed late in the third quarter or early fourth quarter of 2017. At a date following the completion of the sale, QCR intends to merge Guaranty Bank with and into CRBT, with CRBT as the surviving bank. At such time, Guaranty Bank’s banking offices will become banking offices of CRBT. Until the banks are merged, QCR will own and operate Guaranty Bank as a separate bank subsidiary.

Background of the sale

From time to time, the board of directors of Guaranty has engaged in reviews and discussions of Guaranty’s long-term strategies and objectives, considering ways in which the company might enhance shareholder value and performance in light of competitive and other relevant factors, including continuing as an independent institution, establishing branch offices, acquiring branch offices, and other expansion and acquisition opportunities. Generally, these reviews have centered on strategies to improve Guaranty’s existing operations to better serve its customers or to pursue opportunities in new markets or lines of business. Often these assessments included discussions and analyses of potential sale transactions as one of Guaranty’s potential strategies to enhance or improve shareholder value.

Similarly, over the past several years, QCR’s board has actively and thoughtfully considered QCR’s business and strategic direction, and QCR has completed several acquisitions over the past four years. In connection with their continuing strategic planning, QCR’s executive management and members of its board have met frequently with financial advisors, including representatives from Piper Jaffray & Co. (which we refer to as “Piper Jaffray”), to discuss various trends in the industry, the sale and acquisition market and particular financial institutions. The executive management team regularly reported this information to the full board of directors to keep the directors properly knowledgeable and informed on QCR’s strategic alternatives.

Several of QCR’s executives and officers, in particular individuals involved with CRBT, have knowledge of the Cedar Rapids market due to the proximity of the markets in which QCR and Guaranty operate and are familiar with many of the business people who live or work in those markets. Based on these relationships, over the past several years, QCR executives met with Guaranty executives from time to time to generally discuss their respective companies and bank subsidiaries, their general business strategies, the markets that each of them service and other general matters. In October 2016, the parties had a more formal discussion regarding their companies and determined that there was mutual interest to pursue formal discussions regarding a possible strategic transaction between QCR and Guaranty.

On November 21, 2016, Guaranty’s board of directors considered six possible investment banking advisors to assist the board in evaluating a possible affiliation with QCR and Guaranty’s strategic options. The board approved engaging Sheshunoff & Co. Investment Banking, L.P. (which we refer to as “Sheshunoff”) to review

Guaranty’s current strategic plan, provide a baseline value with the existing plans, describe possible sale implications to stakeholders, and assess Guaranty’s possible ability to acquire other banks. On November 23, 2016, Guaranty entered into an agreement with Sheshunoff to complete the requested analysis with no obligation to use Sheshunoff to act as Guaranty’s representative for future negotiations. Sheshunoff’s engagement included an evaluation of a possible affiliation with QCR, structure of a possible transaction, shareholder valuations, possible tax implications to all shareholders and comparable transactions in a similar market, along with possible risks associated with pursuing a negotiated transaction.

On December 19, 2016, Sheshunoff presented the analysis of Guaranty’s strategic options, a possible affiliation with QCR and the market conditions for similar sales of financial institutions. On January 24, 2017, the board asked that executive management work with Sheshunoff to develop possible next steps. On January 30, 2017, Sheshunoff presented to the board its recommendations for possible next steps, including a timeline of events. Shortly thereafter, upon advice of Guaranty’s outside legal advisor, Hunton & Williams LLP (which we refer to as “Hunton & Williams”), the board decided to confidentially share the analysis of Guaranty’s strategic options, a possible affiliation with QCR and the board’s methods to ensure the maximum value is obtained for shareholders with Guaranty’s principal shareholder group, most of whom were members of Guaranty’s board of directors, or had representation on Guaranty’s board of directors. That meeting was held on February 19, 2017, and included representatives from Sheshunoff, Hunton & Williams and shareholders representing approximately 80% of the ownership of Guaranty. At a Guaranty board meeting on February 21, 2017, the board carefully reviewed and considered the trade-offs of holding a competitive auction versus a negotiated sale. At a special Guaranty Board meeting on February 27, 2017, Guaranty’s board of directors, upon advice from legal counsel Hunton & Williams and investment advisor Sheshunoff, reviewed and considered the input from certain majority shareholders and decided to proceed with further engaging Sheshunoff to represent Guaranty on the possible sale to QCR.

On March 7, 2017, QCR entered into a confidentiality agreement with Sheshunoff, on behalf of Guaranty, and during March 2017, QCR and Guaranty each performed due diligence on the other, while the management teams and financial advisors continued their conversations regarding the possibility of a strategic transaction between the two companies. The preliminary due diligence by each party primarily focused on the loan and investment portfolios of each entity. QCR’s management team worked with Piper Jaffray on modeling and pricing a potential transaction with Guaranty.

Following several weeks of preliminary due diligence and ongoing discussions between the management teams and the parties’ respective financial advisors, the executive teams for both entities met and, based upon their preliminary due diligence, decided that it would be appropriate to begin more formal discussions regarding a potential transaction. Guaranty requested a non-binding letter of intent from QCR outlining the possible structure and potential basic terms of such a transaction. QCR’s management team, in consultation with representatives of Piper Jaffray and Barack Ferrazzano Kirschbaum & Nagelberg LLP, QCR’s legal advisor (which we refer to as “Barack Ferrazzano”), began the preparation of a non-binding letter of intent.

The QCR board and executive committee of the board met in March 2017 to discuss the proposed letter of intent, which provided for the merger of Guaranty into a wholly-owned subsidiary of QCR. Based upon the management team’s preliminary due diligence, Guaranty’s asset quality and overall financial condition, the Cedar Rapids market, Guaranty’s similar community banking philosophy and the perceived strength of the combined entity, QCR submitted the first draft of the non-binding letter of intent on March 14, 2017.

Over the next several weeks, Guaranty’s and QCR’s management teams and advisors discussed and negotiated, among other things, pricing terms, the form of consideration to be approximately 80% QCR common stock and 20% cash, the terms of certain price protection mechanisms, including the terms of break-up fees due as a result of certain price changes in QCR common stock, the treatment of certain real property owned by Guaranty, the addition of Guaranty appointees to serve on the board of CRBT, certain “lock-up” provisions applicable to certain shareholders of Guaranty with respect to the shares of QCR common stock to be acquired in the transaction, payment of change in control benefits, structuring the transaction to allow for the utilization of an election pursuant to Section 338(h)(10) of the Code and other terms. In this regard, revised letters of intent were provided by QCR to Guaranty on both March 24, 2017 and April 11, 2017.

The Guaranty board of directors held board meetings on March 27, 2017, March 30, 2017, April 6, 2017, April 14, 2017 and April 17, 2017 to review and discuss the letter of intent received from QCR. In the Guaranty board meeting on April 17, 2017, QCR’s letter of intent was approved and signed by Chairman Robert D. Becker.

The letter of intent provided for a 45 day exclusivity period, whereby Guaranty agreed not to solicit, initiate or encourage the submission of a strategic proposal from any other party during that time period. During the rest of April and through May, the parties continued their formal due diligence, including meetings with management in mid-April and continued diligence through the use of an electronic data room from mid-April through the third week of May. Throughout the due diligence process, representatives of Piper Jaffray and Barack Ferrazzano remained in contact with QCR to assist in the due diligence process and the negotiating and structuring of a definitive agreement.

Representatives for Barack Ferrazzano prepared the initial draft of a proposed merger agreement and, after multiple discussions with QCR’s management team, delivered the initial draft of a merger agreement, with terms that followed the final letter of intent, to Hunton & Williams on May 15, 2017. The parties’ legal counsels had several conversations throughout the following week regarding the draft merger agreement and the ongoing due diligence. On May 23, 2017, Hunton & Williams provided comments to the proposed merger agreement, which included, among other things, requests for additional representations and warranties, covenants and certain closing conditions by QCR, and comments to those already contained in the draft definitive agreement. Additionally, Hunton & Williams presented comments intended to facilitate and ensure that the proposed transaction have the same tax attributes negotiated in the letter of intent, while not being structured as a merger transaction effected under Section 338(h)(10) of the Code, after having considered a number of administrative challenges relating to that section.

On May 26, 2017, the parties and representatives from each of their legal, financial and tax advisors, participated on a conference call regarding possibilities to restructure the transaction to allow for the same tax treatment but avoid having to rely on Section 338(h)(10) of the Code. The parties agreed to continue discussions with their tax advisors, including Deloitte Tax LLP, QCR’s tax advisor (which we refer to as “Deloitte”), to propose an alternative structure that would have the same financial and tax effects as originally agreed to in the letter of intent. The parties further discussed the extension of the exclusivity of the letter of intent from June 1, 2017 to June 9, 2017, in order to facilitate the tax treatment discussion and to allow the parties adequate time to evaluate and negotiate a definitive agreement.

Over the next several days, the parties’ advisors continued to discuss the structure of the transaction and agreed to restructure the transaction as a purchase by QCR of substantially all the assets of Guaranty, principally the capital stock of two of Guaranty’s wholly-owned subsidiaries, including Guaranty Bank, and the assumption of certain of Guaranty’s obligations, principally the junior subordinated debt associated with Guaranty’s trust preferred securities. In early June 2017, after consultation with QCR and Deloitte, Barack Ferrazzano presented Hunton & Williams a purchase and assumption agreement, modeled closely off of the last draft of the merger agreement. Over the following several days, QCR, Guaranty respective legal, financial and tax advisors negotiated the terms of the agreement, exchanging comments and revised drafts.

At a Guaranty board meeting held on May 25, 2017, the board met with representatives of Sheshunoff and Hunton & Williams to review the current version of the draft definitive agreement and receive an update on the negotiations of certain non-price related terms of the transaction, namely the “lock-up” provision applicable to certain Guaranty shareholders. At this meeting, following Hunton & Williams review of the draft definitive agreement, Sheshunoff presented its opinion as to the fairness of the transaction, from a financial point of view, to Guaranty’s shareholders. Sheshunoff’s presentation included a discussion of the overall economic and financial markets, as well as an updated financial analysis of the proposed transaction. Hunton & Williams’ presentation included a discussion summarizing the purchase and assumption agreement, the general reasons for the change from the originally proposed purchase and assumption agreement, the scope of the representations and warranties, the nature of the parties’ covenants prior to closing, the proposed closing conditions and the termination provisions. They also discussed the directors’ fiduciary duties with regard to such a transaction, including the concept of the “fiduciary out” negotiated with QCR on behalf of Guaranty. The Guaranty board engaged in a lengthy discussion regarding the proposed transaction and the rationales for proceeding with the transaction, which are discussed in more detail below. Following that discussion, it was the consensus of the board to continue moving forward with completing the documentation of the transaction with the goal of announcing the transaction by the end of the following week, and also included a specific instruction to Sheshunoff with respect to the negotiation of the “lock-up” provision applicable to certain Guaranty shareholders. The goal was to negotiate the most favorable “lock-up” provision possible for the Guaranty shareholders in question. To facilitate further discussions, on May 30, 2017, Guaranty’s board met to agree to extend the exclusivity provision of the letter of intent an additional week.

At a QCR board meeting on June 1, 2017, the board met with representatives of Piper Jaffray and Barack Ferrazzano to receive an update on the negotiations of the transaction, the current terms agreed to as well as the overall economic and financial markets. Representatives of Piper Jaffray provided the board with an updated financial analysis of the proposed transaction and representatives of Barack Ferrazzano led a discussion summarizing the purchase and assumption agreement, the general reasons for the change from the originally proposed purchase and assumption agreement, the scope of the representations and warranties, the nature of the parties’ covenants prior to closing, the proposed closing conditions and the termination provisions. They also discussed the directors’ fiduciary duties with regard to such a transaction. The QCR board engaged in a lengthy discussion regarding the proposed transaction and the rationales for proceeding with the transaction, which are discussed in more detail below. Following that discussion, it was the consensus of the board to continue moving forward with completing the documentation of the transaction with the goal of announcing the transaction by the end of the following week.

Over the next several days, representatives of QCR and Guaranty continued to review and discuss the purchase and assumption agreement, as well as the terms of the voting agreement and the “lock-up” agreements, that several of Guaranty’s directors and shareholders were expected to execute prior to closing.

On June 6, 2017, the Guaranty board held another special meeting with outside legal counsel Hunton & Williams and investment advisor, Sheshunoff, to consider and approve a final version of the purchase and assumption agreement between Guaranty and QCR. The directors also reviewed redline and clean copies of the purchase and assumption agreement, the “lock-up” agreement, redline and clean copies of the Guaranty disclosure schedules, a draft press release and other documents, as well as the resolutions to approve the transaction, purchase and assumption agreement and related documents. Hunton & Williams discussed each document in detail and reviewed the resolutions with the board prior to their consideration and approval. Based upon Hunton & Williams review of the documents, Sheshunoff’s fairness opinion delivered the prior week and Sheshunoff’s ability to negotiate a favorable “lock-up” period with QCR on behalf of certain Guaranty shareholders, on June 6, 2017, Guaranty’s board of directors unanimously approved the transaction, the purchase and assumption agreement and related documents. In determining to pursue the negotiated transaction with QCR rather than the auction process, Guaranty’s board of directors considered that the risks associated with doing an auction were greater than the negotiated sale. Chief risks were that Guaranty could lose customers and employees with rumors that Guaranty was for sale, that there was substantial evidence in the fairness opinion that the QCR offer was equal to or greater than what Guaranty could have expected in an auction, and that QCR was a known entity that had successfully completed acquisitions before and would be able to complete a transaction with Guaranty.

Also on June 7, 2017, the QCR board held a meeting and reviewed the final terms of the purchase and assumption agreement and representatives of Piper Jaffray and Barack Ferrazzano each gave a presentation regarding the final terms of the agreement. Based on this and previous discussions, the QCR board unanimously approved the purchase and assumption agreement and the transactions contemplated in the agreement.

On June 8, 2017, the purchase and assumption agreement was finalized and executed by QCR and Guaranty and QCR issued a press release announcing the execution of the agreement.

Guaranty’s reasons for the sale and recommendation of the board of directors

Guaranty’s board of directors, with the assistance of its financial advisor, Sheshunoff, evaluated the financial, market and other considerations bearing on the decision to recommend the sale. The terms of the sale, including the consideration to be received in the sale, are a result of arm’s-length negotiations between the representatives of Guaranty and QCR. In reaching its conclusion that the transaction is in the best interest of Guaranty and its shareholders, Guaranty’s board of directors carefully considered a number of factors, including the following:

•	financial information and analyses and the opinion of Sheshunoff to the Guaranty board of directors as to the fairness, from a financial point of view of the sale consideration to be received by holders of Guaranty common stock, as more fully described under the section entitled “Opinion of Sheshunoff & Co. Investment Banking, L.P.;”

•	Guaranty’s prospects if it continued to operate on a standalone basis as compared with the value of the sale consideration offered by QCR;

•	the Guaranty board of directors’ knowledge of the current and prospective environment in which Guaranty operates, including national and local economic conditions, the competitive environment, the increased regulatory burden and expense imposed on financial institutions as a result of recent legislation, the trend toward consolidation in the financial services industry and the likely effect of these factors on Guaranty’s potential growth, development, profitability and strategic options;

•	the Guaranty board of directors’ view that the size of Guaranty and related economies of scale was becoming increasingly important to its continued success in the current financial services environment;

•	the Guaranty board of directors’ belief that the number of potential acquirers interested in institutions similar in size to Guaranty, with total assets less than $500 million and more limited geographic markets, has diminished and may diminish even further over time;

•	the results of Guaranty’s due diligence investigation of QCR and its reputation, business, operations, management, financial condition, asset quality, earnings and prospects compared to the risks and challenges associated with the continued operation of Guaranty on a standalone basis;

•	the Guaranty board of directors’ understanding of each of Guaranty’s and QCR’s business, operations, management, financial condition, asset quality, credit culture, earnings and prospects;

•	the likelihood that the sale will be completed, including the sale is not subject to any financing condition or require the approval of QCR’s shareholders and the likelihood that the regulatory approvals needed to complete the sale will be obtained in a timely fashion;

•	the fact that the combined company is expected to have a more diversified market, which should decrease risk to shareholders relating to asset quality issues, particularly in connection with real estate lending, as well as have greater financial resources, a higher legal lending limit and reduced concentration in loans, deposits and customers than Guaranty would have on a standalone basis;

•	the view that the sale will allow for enhanced opportunities for Guaranty’s clients, customers and other constituencies within the communities in which Guaranty operates,

•	the synergies potentially available in the proposed transaction which create the opportunity for QCR to have superior future earnings and prospects compared to Guaranty’s earnings and prospects on a standalone basis;

•	the board of directors considered that Guaranty and QCR share a common strategic vision for the future of the combined institution as a focused regional financial service provider serving all key segments of our communities;

•	the fact that the transaction would address and facilitate various management succession matters confronting Guaranty in the near future;

•	the fact that the aggregate sale consideration had increased from QCR’s initial offer to the final letter of intent signed April 17, 2017;

•	approximately 21% of the total sale consideration will be cash, which would provide Guaranty shareholders with liquidity with respect to a portion of their Guaranty common stock and not be at risk from a decline in the value of QCR common stock prior to closing;

•	approximately 79% of the sale consideration will be shares of QCR common stock, which would allow Guaranty shareholders who receive QCR common stock to participate in the future performance of the combined institution;

•	the existence of certain deal and price protection provisions regarding QCR common stock provided by QCR to Guaranty under the terms of the purchase and assumption agreement, specifically that Guaranty may, subject to certain cure rights for QCR, terminate the purchase and assumption agreement during the five business day period commencing on the 15th business day immediately prior to the scheduled closing date of the sale (which we refer to as the “determination date), if: (i) the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the NASDAQ Global Market for the 10 consecutive trading days immediately preceding the determination date is less than $36.08; and (ii) the performance of QCR’s common stock underperforms the SNL U.S. Bank Index by more than 20%;

•	the availability of statutory appraisal rights to Guaranty shareholders who otherwise comply with all required procedures under the IBCA, which allows such shareholders to seek appraisal of the fair value of their shares in accordance with the IBCA;

•	the fact that simultaneously with the execution of the purchase and assumption agreement, Guaranty’s directors executed a voting agreement pledging to vote the directors’ shares in favor of the sale, and that the voting agreement terminates if Guaranty terminates the purchase and agreement;

•	the fact that certain “lock-up” provisions with respect to shares of QCR common stock to be held by certain shareholders of Guaranty were negotiated to a favorable result for both QCR and those shareholders subject to the “lock-up” provisions;

•	Guaranty’s ability to pay a special pre-closing dividend expected to be approximately $7.2 million;

•	Guaranty’s ability to respond to certain unsolicited proposals and terminate the purchase and agreement in order to accept a superior proposal, subject to the restrictions set forth in the purchase and assumption agreement and the payment of a termination fee in the amount of $1.3 million to QCR, as further discussed in the sections entitled “Description of the Purchase and Assumption Agreement—No solicitation of or discussions relating to an acquisition proposal,” “Description of the Purchase and Assumption Agreement—Termination,” and “Description of the Purchase and Assumption Agreement—Termination fees;” and

•	the greater liquidity in the trading market for QCR common stock relative to the market for Guaranty common stock due to the listing of QCR’s shares on the NASDAQ Global Market.

Guaranty’s board of directors believes that by becoming part of a larger organization with greater resources, the combined institution will be able to expand more rapidly, serve its customers and communities more effectively and provide a broader array of services that will be competitive in the Eastern Iowa area.

Guaranty’s board of directors also considered various risks relating to the sale, including the following:

•	the challenges associated with seeking the regulatory approvals required to complete the sale in a timely manner and without the imposition of burdensome conditions;

•	the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the sale and the effect of the pendency of the sale on Guaranty’s business and relations with customers, service providers and other stakeholders;

•	the requirement in the purchase and assumption agreement that Guaranty conduct its business in the ordinary course and the other restrictions on the conduct of Guaranty’s business prior to completion of the sale, which may delay or prevent Guaranty from undertaking business opportunities that may arise pending completion of the sale;

•	the requirement that certain Guaranty shareholders may not, pursuant to “lock-up” agreements, sell shares of QCR common stock for a period of six months following the transaction;

•	the substantial transaction costs that Guaranty will incur regardless of whether the sale is consummated;

•	the risk that potential benefits and synergies sought in the sale may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the employees, strategies, cultures and organizations of the two companies;

•	the loss of autonomy that Guaranty currently has as an independent financial institution;

•	the risk that the value of the QCR common stock portion of the sale consideration to be received by Guaranty shareholders would be reduced if there is a decrease in the trading price of QCR common stock during the pendency of the sale;

•	that the cash portion of the sale consideration will be taxable to Guaranty’s shareholders upon completion of the sale;

•	the provisions of the purchase and assumption agreement that prohibit Guaranty from soliciting alternative transactions and limit its ability to respond to unsolicited proposals; and

•	the right of QCR to terminate the purchase and assumption agreement if, among other things, Guaranty commences negotiations regarding an alternative acquisition proposal as well as Guaranty’s obligation to pay QCR a termination fee of $1.3 million if Guaranty recommends or accepts an alternative acquisition proposal, which may deter others from proposing an alternative transaction that may be more advantageous to Guaranty shareholders.

The foregoing discussion of the information and factors considered by the Guaranty board of directors is not intended to be exhaustive, but includes the material factors considered by the Guaranty board of directors. In reaching its decision to approve the purchase and assumption agreement, the sale and the other transactions contemplated by the purchase and assumption agreement, the Guaranty board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Guaranty board of directors considered all these factors as a whole, including discussions with, and questioning of Guaranty’s management and Guaranty’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The board of directors of Guaranty unanimously recommends that you vote “FOR” approval of the sale proposal and “FOR” approval of the adjournment proposal to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the sale proposal. Guaranty shareholders should be aware that Guaranty’s directors and executive officers have interests in the sale that are different from, or in addition to, those of other Guaranty shareholders. The Guaranty board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the purchase and assumption agreement, and in recommending that the sale proposal be approved by the shareholders of Guaranty. See “The Sale—Interests of certain persons in the sale.”

This summary of the reasoning of Guaranty’s board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Notes Concerning Forward-Looking Statements.”

Opinion of Sheshunoff & Co. Investment Banking, L.P.

Guaranty retained Sheshunoff to provide an opinion as to the fairness from a financial viewpoint to Guaranty’s shareholders of the sale consideration to be received by the shareholders of Guaranty As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporation and other purposes. Guaranty retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

On May 25, 2017, Sheshunoff rendered its fairness opinion to the board of directors of Guaranty that, as of such date, the sale consideration was fair, from a financial point of view, to the shareholders of Guaranty The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix D to this proxy statement/prospectus. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to the board of directors of Guaranty and does not constitute a recommendation to any shareholder of Guaranty as to how he, she or it should vote at the special meeting of shareholders of Guaranty.

In connection with the fairness opinion, Sheshunoff:

•	reviewed the latest purchase and assumption agreement;

•	discussed the terms of the purchase and assumption agreement with the management of Guaranty and Guaranty’s legal counsel;

•	conducted conversations with management of Guaranty regarding recent and projected financial performance of Guaranty;

•	evaluated the financial condition of Guaranty based upon a review of regulatory reports for the five-year period ended December 31, 2016 and interim period through March 31, 2017;

•	compared Guaranty’s recent operating results with those of certain other banks in the Midwest Region of the United States as defined by SNL Financial and in the United States that have recently been acquired;

•	compared the pricing multiples for Guaranty in the sale to recent acquisitions of banks in the Midwest Region of the United States as defined by SNL Financial and in the United States with similar characteristics to Guaranty;

•	analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by Guaranty through the five-year period ending December 31, 2021;

•	reviewed the potential pro forma impact of the sale on the combined company’s results and certain financial performance measures of Guaranty and QCR;

•	discussed certain matters regarding QCR’s regulatory standing, financial performance, and business prospects with QCR’s executives and representatives;

•	reviewed certain internal and publicly available information regarding QCR that Sheshunoff deemed relevant;

•	compared QCR’s recent operating results and pricing multiples with those of certain other publicly traded banks in the Midwest Region as defined by SNL financial that Sheshunoff deemed relevant;

•	compared the historical stock price data and trading volume of QCR to certain relevant indices; and

•	performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by Guaranty in conjunction with this opinion. Sheshunoff assumed that any projections provided by or approved by Guaranty were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Guaranty’s management. Sheshunoff assumed such forecasts and projections will be realized in the amounts and at times contemplated thereby.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Guaranty or QCR nor was Sheshunoff furnished with any such appraisal. Sheshunoff assumed that any off-balance-sheet activities of Guaranty or QCR will not materially and adversely impact the future financial position or results of operation of QCR after the sale. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Guaranty and QCR are, respectively, adequate to cover such losses.

Sheshunoff assumed that the purchase and assumption agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set for in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on Guaranty or QCR and thereby on the results of its analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of QCR after the completion of the sale.

The fairness opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to Sheshunoff as of May 25, 2017.

In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the sale consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of Guaranty, QCR or the combined entity.

In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Guaranty or QCR. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of Guaranty with respect to the value of Guaranty or QCR or to the fairness of the sale consideration.

The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The discussion utilizes financial information concerning Guaranty and QCR as of March 31, 2017 that is believed to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

For the purposes of its analysis delivered to Guaranty’s board on May 25, 2017, Sheshunoff assumed total sale consideration in the amount of $44.2 million, consisting of approximately $30.0 million of QCR common stock and $7.5 million in cash after a $6.7 million special dividend. The number of common shares of QCR to be issued will be based upon the volume weighted average closing price of ten consecutive NASDAQ trading days ending on and including the fifth trading day prior to the date of the closing of the sale. The value and the composition of the total sale consideration may be adjusted pursuant to the terms of the purchase and assumption agreement.

Guaranty Discounted Cash Flow Analysis. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that Guaranty could produce on a stand-alone basis through December 31, 2021 under various circumstances, assuming that it performed in accordance with the projections provided by Guaranty’s management.

Sheshunoff estimated the terminal value for Guaranty at the end of December 31, 2021 by (i) multiplying the final period projected earnings by one plus the assumed annual long-term growth rate of the earnings of Guaranty of 4.0% (or 1.04) and (ii) dividing this product by the difference between the required rates of return shown below and the assumed annual long-term growth rate of earnings of 4.0% in (i) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that which is required to maintain a tangible common equity to tangible asset ratio of 8.0%) and the terminal values using discount rates ranging from 12.5% to 14.5%. The discount rate range was chosen to reflect different assumptions regarding the required rates of return of Guaranty and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $25.68 to $31.80 as shown in the table below compared to the estimated sale consideration of $48.09 per share (net to Guaranty shareholders).

	Discount Rate
	14.5%	13.5%	12.5%
Present value (in thousands)	$23,611	$26,125	$29,238
Present value (per share)	$25.68	$28.41	$31.80

Analysis of Selected Transactions. Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to Guaranty Two sets of transactions were selected to ensure a thorough analysis.

The first set of comparable transactions consisted of a group of selected transactions for banks and thrifts in the United States for which pricing data was available, with the following characteristics: targets with headquarters in the Midwest with total assets between $100 million and $1 billion that were announced since January 1, 2015, reporting a return on average assets between 0.0% and 1.0%, and a non-performing assets to total assets ratio less than 3%. These comparable transactions consisted of 26 mergers and acquisitions of banks and thrifts with total assets ranging between $100.4 million and $980.6 million that were announced between January 6, 2015 and March 15, 2017. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/ Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM** Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	3.47	3.47	2.56	42.9	24.0	30.8	13.5
Minimum	0.56	0.57	0.61	5.2	4.1	4.5	(3.3)
Median	1.29	1.31	1.44	19.6	13.6	16.7	4.2
Guaranty Bankshares, Ltd.	1.49	1.49	1.68	24.8	16.4	20.7	6.8

**	Last-twelve-months

The transaction value multiples exceed the medians of the Midwest regional and U.S. comparable groups on a price to book, price to tangible book, price to 8% tangible book, LTM earnings, premium to assets, and premium to deposits basis by a comfortable margin.

The second set of comparable transactions consisted of a group of selected transactions for banks and thrifts headquartered in the United States for which pricing data was available, with the following characteristics: deals that were announced since January 1, 2016 with target total assets between $100 million and $1 billion, a return on average assets between 0.0% and 1.0%, and non-performing assets to total assets ratio less than 2%. These comparable transactions consisted of 51 mergers and acquisitions of banks and thrifts with total assets ranging between $108.8 million and $971.0 million that were announced between January 14, 2016 and May 18, 2017. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book (x)	Price/ Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM** Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	1.79	1.79	2.09	47.5	24.0	30.8	10.0
Minimum	0.56	0.57	0.61	5.2	4.1	4.5	(3.3)
Median	1.29	1.34	1.45	21.0	13.7	16.3	4.2
Guaranty Bankshares, Ltd.	1.49	1.49	1.68	24.8	16.4	20.7	6.8

**	Last-twelve-months

The transaction value multiples exceed the medians of the U.S. comparable groups on a price to book, price to tangible book, price to 8% tangible book, LTM earnings, premium to assets, and premium to deposits basis by a comfortable margin.

Contribution Analysis. Sheshunoff reviewed the relative contributions of Guaranty and QCR to the combined company based on regulatory data as of March 31, 2017 for Guaranty and QCR Sheshunoff compared the pro forma ownership interests (which excludes the cash component of the sale) of Guaranty and QCR of 4.8% and 95.2%, respectively, to: (i) total assets of 7.3% and 92.7%, respectively; (ii) total loans of 7.5% and 92.5%, respectively; (iii) total deposits of 7.1% and 92.9%, respectively; (iv) LTM net-interest income of 7.8% and 92.2%, respectively; (v) LTM non-interest income of 7.2% and 92.8%, respectively; (vi) LTM non-interest expenses of 8.8% and 91.2%, respectively; (vii) LTM earnings (tax-affected for Guaranty) of 5.9% and 94.1%, respectively; and (viii) total tangible equity of 10.0% and 90.0%, respectively. The contribution analysis shows that the ownership of Guaranty shareholders in the combined company is less than the contribution of the components listed (with the exception of earnings) due largely to the considerable amount of cash consideration in the sale. The contributions are shown in the following table.

($000)	Assets	%	Loans	%	Deposits	%
QCR Holdings	$3,381,013	92.7%	$2,435,850	92.5%	$2,805,931	92.9%
Guaranty Bank and Trust	$266,840	7.3%	$197,329	7.5%	$213,495	7.1%

Combined Company	$3,647,853	100.0%	$2,633,179	100.0%	$3,019,426	100.0%

	LTM Net Interest Income	%	LTM Non- Interest Income	%	LTM Non- Interest Expenses	%
QCR Holdings	$108,217	92.2%	$27,266	92.8%	$85,805	91.2%
Guaranty Bank and Trust	$9,142	7.8%	$2,131	7.2%	$8,277	8.8%

Combined Company	$117,359	100.0%	$29,397	100.0%	$94,082	100.0%

	Earnings	%	Shares	%	Common Tg. Equity	%
QCR Holdings	$30,499	94.1%	13,161,219	95.2%	$275,579	90.0%
Guaranty Bank and Trust	$1,897	5.9%	665,988	4.8%*	$30,645	10.0%

Combined Company	$32,396	100.0%	13,827,207	100.0%	$306,224	100.0%

*	Deal equates to 67.9% stock with the remainder in cash

Note: Financials as of March 31, 2017; LTM defined as last twelve months; Guaranty earnings are tax-affected

Pro Forma Financial Impact. Sheshunoff analyzed the pro forma impact of the sale on estimated earnings per share, book value per share and tangible book value per share for the twelve-month periods ending 2018 through 2022 based on the projections provided by Guaranty’s management for Guaranty on a stand-alone basis assuming pre-tax cost savings of $2.5 million phased in by 2019 (the end of the second year after completion of the transaction).

The analysis indicated pro forma consolidated earnings per share accretion of $0.50 per share or 18.7% in year one and accretion of $0.58 per share or 13.7% by year five compared to estimated earnings per share for Guaranty on a stand-alone basis. The earnings accretion is greatly affected by the cash consideration to be received, so for comparative purposes on the earnings per share comparison, the sale was treated as an all-stock transaction. The implied book value (including the cash portion of the sale consideration) per share dilution in the sale was $0.64 per share or 1.7% in year one and the implied book value dilution was $2.07 per share or 4.2% by year five. Book value per share is significantly accretive on a stand-alone basis when considering the market value of the stock received which trades at a significant premium to book value. Dilution increases because the analysis assumes no rate of return on the cash consideration. The analysis indicated pro forma dividends per share accretion of $0.02 per share or 18.5% in year one and dilution of $0.02 per share or 11.1% by year five compared to estimated dividends per share for Guaranty on a stand-alone basis. The analysis of whether the sale consideration is accretive or dilutive to Guaranty based on the above measures and the amounts of such accretion or dilution is sensitive to the composition of the sale consideration and the accounting assumptions to be made by QCR

Comparable Company Analysis. Sheshunoff compared the operating and market results of QCR to the results of other publicly traded banking companies. The comparable publicly traded companies in the Midwest Region of the United States (as defined by SNL Financial) were selected primarily on the basis of location and total asset size. QCR was compared to banks with total assets between $1 billion and $5 billion that were headquartered in the Midwest Region of the United States (as defined by SNL Financial). The data for the following table is based on GAAP financial information as of March 31, 2017 provided by SNL Financial. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

	QCR Holdings, Inc.	Peer Group Median
	(%)	(%)
Return on Average Assets	1.01	1.00
Return on Average Equity	11.01	9.13
Net Interest Margin	3.82	3.52
Efficiency Ratio	60.7	63.3
Tangible Equity to Tangible Asset Ratio	8.20	9.51
Loan Loss Reserves to Loans Ratio	1.32	1.06
Ratio of Non-performing Assets to Total Assets	0.74	0.93
Risk Based Capital Ratio	11.9	13.9

QCR’s performance as measured by its return on average assets was in-line with the peer group and its return on average equity was higher than that of its peer group median level. QCR’s net interest margin was stronger than its peers with its efficiency ratio being somewhat stronger than its peers. QCR’s tangible capital level was slightly lower to its peers, while its asset quality, as measured by its ratio of non-performing assets to total assets, was stronger than the peer group median. Its ratio of loan loss reserves to loans was slightly higher than the median peer group level, while its Risk Based Capital Ratio was lower than the peer group median.

Sheshunoff compared QCR’s trading results to its peers. The results are summarized in the following table. The data for the following table is based on publicly available GAAP financial information and market data as of May 22, 2017 provided by SNL Financial.

	QCR	Peer Group Median
Market Price as a Multiple of Stated Book Value	1.93x	1.46x
Market Price as a Multiple of Stated Tangible Book Value	2.07x	1.69x
Price as a Multiple of LTM Earnings	18.8x	16.3x
Market Price as a Percent of Assets	16.9%	15.7%
Dividend Yield	0.47%	1.81%
Dividend Payout	7.4%	31.3%

QCR’s price-to-book multiples as measured by its market price as a multiple of stated book value and its market price as a multiple of stated tangible book value were higher than the comparable peer group medians. QCR’s price-to-earnings multiple, as shown by the price as a multiple of LTM earnings through March 31, 2017, was higher compared to its peers. QCR’s market price to assets ratio was slightly higher than that of its peers. QCR’s dividend yield and dividend payout ratio were both lower than its peers as of March 31, 2017.

Sheshunoff compared selected stock market results of QCR to the KBW Nasdaq Regional Bank index and the SNL Midwest U.S. Bank index for all publicly traded banks over the past three-month, one year and three-year period. QCRH’s stock has outperformed the KBW NASDAQ Bank and SNL Midwest Bank indices over the three-month period while vastly outperforming each of them over the one-year and three-year periods.

No company or transaction used in the comparable company and comparable transaction analysis is identical to Guaranty, QCR, or QCR as the surviving corporation in the sale. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of Guaranty and QCR and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.

Pursuant to its engagement letter with Guaranty, Sheshunoff will receive a fee of $35,000 for the fairness opinion that is not contingent on the closing of the sale and additional fees equaling 0.75% of the total consideration that are contingent upon consummation of the sale. In addition, Guaranty agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. Guaranty also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation, or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.

The fairness opinion is directed only to the question of whether the sale consideration is fair from a financial perspective to the shareholders of Guaranty and does not constitute a recommendation to any Guaranty’s shareholder to vote in favor of the sale. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by Guaranty

Based on the results of the various analyses described above, Sheshunoff concluded that the sale consideration to be paid by QCR pursuant to the sale is fair to the shareholders of Guaranty, from a financial point of view.

Prospective financial information of Guaranty

Guaranty does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Guaranty has prepared the prospective financial information set forth in this proxy statement/prospectus to present certain unaudited prospective financial information regarding Guaranty’s future operations for the years 2017 - 2021 (which we refer to in this proxy statement/prospectus as the “Guaranty projections”). The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Guaranty’ management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Guaranty. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Guaranty’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The Guaranty projections, which were prepared by management of Guaranty, were prepared solely for internal use and are subjective in many respects. The Guaranty projections reflect numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to the business of Guaranty, all of which are difficult to predict and many of which are beyond the control of Guaranty. The Guaranty projections reflect assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Guaranty can give no assurance that the Guaranty projections and the underlying estimates and assumptions will be realized. In addition, because the Guaranty projections cover multiple years, the information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Guaranty projections not to be realized include, but are not limited to, risks and uncertainties relating to the business of Guaranty, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or policies. Other factors that could cause actual results to differ are further described in the sections of this proxy statement/prospectus entitled “Risk Factors” and “Special Notes Concerning Forward-Looking Statements.”

Furthermore, the Guaranty projections do not take into account any circumstances or events occurring after the date they were prepared. Guaranty can give no assurance that, had the Guaranty projections been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Neither QCR nor Guaranty intend to, and each disclaims any obligation to, make publicly available any update or other revision to the Guaranty projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The Guaranty projections do not give effect to the impact of negotiating or executing the purchase and assumption agreement, the expenses that may be incurred in connection with consummating the sale, the effect of any business or strategic decision or action that has been or will be taken as a result of the purchase and assumption agreement having been executed, or the effect on Guaranty of any business or strategic decisions or actions that would likely have been taken if the purchase and assumption agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the sale. Further, the Guaranty projections do not take into account the effect of any possible failure of the sale to occur. None of Guaranty, QCR or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Guaranty or QCR, or any other person, regarding QCR’s actual performance compared to the information contained in the Guaranty projections or that projected results will be achieved.

In light of the foregoing, and considering that the Guaranty special meeting will be held several months after the Guaranty projections were prepared, as well as the uncertainties inherent in any forecasted information, shareholders of Guaranty are cautioned not to place unwarranted reliance on such information in connection with their consideration of the sale.

	For the year ended December 31,
	2017	2018	2019	2020	2021
	Dollars in thousands, except per share data
Income Statement
Interest Income	$10,120	$10,812	$11,558	$12,132	$12,730
Interest Expense	$795	$881	$1,005	$1,055	$1,061

Net Interest Income	$9,324	$9,932	$10,553	$11,077	$11,669
Provision for loan losses	$240	$240	$240	$240	$240
Non-interest income	$2,202	$2,300	$2,404	$2,513	$2,628
Non-interest expense	$8,584	$8,726	$8,881	$9,042	$9,207
Income tax expense	$154	$181	$208	$230	$256

Net Income	$2,548	$3,085	$3,628	$4,079	$4,594
Earnings per Share	$3	$3	$4	$4	$5
Balance Sheet
Total Assets	$270,772	$291,821	$305,254	$319,793	$335,255
Securities	$54,481	$56,368	$58,418	$60,590	$62,950
Gross Loans	$206,802	$226,103	$237,496	$249,863	$263,097
Allowance	$2,540	$2,794	$2,934	$3,080	$3,234
Deposits	$215,145	$225,880	$237,174	$249,102	$261,149
Borrowings	$18,483	$27,908	$28,917	$30,147	$31,505
Shareholder’s Equity	$32,574	$34,459	$36,587	$38,965	$41,660

Accounting treatment of the sale

In accordance with current accounting guidance, the sale will be accounted for using the acquisition method. The result of this is that (i) the recorded assets and liabilities of QCR will be carried forward at their recorded amounts, (ii) QCR operating results will be unchanged for the prior periods being reported on and (iii) the assets and liabilities of Guaranty Bank will be adjusted to fair value at the date QCR assumes control of the combined entities, or the date of the sale. In addition, all identifiable intangibles will be recorded at fair value and included as part of the net assets acquired. The amount by which the purchase price, consisting of the value of cash and shares of QCR common stock to be issued to Guaranty exceeds the fair value of the net assets including identifiable intangibles of Guaranty Bank at the sale date will be reported as goodwill. In accordance with current accounting guidance, goodwill is not amortized and will be evaluated for impairment at least annually. Identified intangibles will be amortized over their estimated lives. Further, the acquisition method of accounting results in the operating results of Guaranty Bank being included in the operating results of QCR from the sale date going forward.

Regulatory approvals

The sale cannot proceed without obtaining all requisite regulatory approvals. QCR and Guaranty have agreed to take all appropriate actions necessary to obtain the required approvals. The sale of Guaranty Bank is subject to prior approval of the Federal Reserve. QCR submitted an application with the Federal Reserve Bank of Chicago on July 12, 2017 seeking the necessary approval.

In reviewing that application, the Federal Reserve is required to consider the following:

•	competitive factors, such as whether the sale will result in a monopoly or whether the benefits of the sale to the public in meeting the needs and convenience of the community clearly outweigh the sale’s anticompetitive effects or restraints on trade; and

•	banking and community factors, which includes an evaluation of:

•	the financial and managerial resources of QCR, including its subsidiaries, and of Guaranty, and the effect of the proposed transaction on these resources;

•	management expertise;

•	internal control and risk management systems;

•	the capital of Guaranty;

•	the convenience and needs of the communities to be served; and

•	the effectiveness of Guaranty and QCR in combating money laundering activities.

The application process includes publication and opportunity for comment by the public. The Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended. The sale may not be completed until 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the sale on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.

The sale of Guaranty Bank is also subject to approval of the IDOB. QCR submitted an application with the IDOB on July 12, 2017 seeking the necessary approval.

At a date following the completion of the sale, QCR intends to merge Guaranty Bank with and into CRBT, with CRBT as the surviving bank. The bank merger will be subject to approval by the IDOB and the Federal Reserve. CRBT submitted an application with the Federal Reserve on July 12, 2017 seeking this approval and intends to file an application with the IDOB as promptly as possible.

While QCR knows of no reason why the approval of any of the applications would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to complete the sale will be obtained or obtained in a timely manner.

Interests of certain persons in the sale

Members of the board of directors and executive officers of Guaranty and Guaranty Bank may have interests in the sale that are different from, or are in addition to, the interests of Guaranty’s shareholders generally. Guaranty’s board of directors was aware of these interests and considered them, among other matters, in approving the sale and dissolution and determining to recommend to Guaranty’s shareholders to vote for adoption of the purchase and assumption agreement and the dissolution.

Stock Ownership. As of August 9, 2017, Guaranty’s directors and executive officers owned, in the aggregate, 622,804.67 shares of Guaranty’s common stock, representing approximately 67.7% of the outstanding shares of common stock. See “Security Ownership of Certain Beneficial Owners and Management of Guaranty” for more information.

Appointment to the Board of Directors of CRBT. Pursuant to the purchase and assumption agreement, upon completion of the bank merger, the parties will mutually agree upon two individuals currently serving on the board of directors of Guaranty or Guaranty Bank that QCR will appoint to the CRBT board of directors.

Key Officers Change of Control Benefit Plan. Guaranty Bank has previously entered into participation agreements under the key officers change of control benefit plan, referred to herein as the “change of control plan,” with each of Chris Lindell, President and Chief Executive Officer of Guaranty Bank, Todd Kerska, Chief

Financial Officer of Guaranty Bank, Kevin Albertsen, Senior Vice President Correspondent Banking Division of Guaranty Bank, David Lodge, Senior Vice President Loan Manager of Guaranty Bank, Rick Seger, Senior Vice President and Senior Trust Officer of Guaranty Bank, and Robert Becker, Chairman of the board of directors of Guaranty and Guaranty Bank.

The change of control plan was originally effective as of March 24, 2008, and each of the officers has become a participant in the change of control plan since it was implemented. As demonstrated in the table below, the change of control plan provides that if the officer remains employed upon the effective date of a change of control of Guaranty Bank, the change of control plan will provide for a one-time cash payment in an amount equal to 1.6 times the officer’s annual base salary as of the change of control. For this purpose, base salary does not include any bonus payments, employer contributions to a 401(k) plan or the value of any other employee benefits.

In addition, if the officer remains employed with QCR or CRBT for six months following the effective date of a change of control of Guaranty Bank, the change of control plan will provide for an additional one-time cash retention bonus in an amount equal to 50% of the officer’s initial benefit as of the change of control.

Officer	Initial Benefit	Stay Bonus	Total Potential Benefit
Chris Lindell	$298,480	$149,240	$447,720
David Lodge	219,253	109,626	328,879
Todd Kerska	229,600	114,800	344,400
Rick Seger	198,400	99,200	297,600
Robert Becker	198,443	99,222	297,665
Kevin Albertsen	270,400	135,200	405,600

Totals	$1,414,576	$707,288	$2,121,864

In exchange for the opportunity to participate in the change of control plan, each officer is subject to a restrictive covenant that applies during his employment and for two years following any termination of his employment. Pursuant to the restrictive covenant, the officer will forfeit his right to any benefit under the change of control plan if, during his employment or the two years following his termination of employment, he directly or indirectly competes with the business of QCR or Guaranty or attempts to solicit any customer or employee of QCR or Guaranty.

Key Officer Incentive Plan. Guaranty Bank previously implemented key officer incentive plans designed to provide key executives with the opportunity to earn annual bonus compensation based on achievement of previously established performance metrics. Under the incentive plans, Guaranty Bank established short-term incentives that are measured on a calendar year basis and long-term incentives that are measured over three-year performance periods. Any incentive awards that are earned under the incentive plans are paid out over two years with one-half of the earned incentive being paid in the year following the end of the applicable performance period and the other one-half being paid a year after the first payment. Immediately prior to the effective time of the sale, Guaranty Bank will terminate all key officer incentive plans and pay to each eligible participant thereunder the remaining 2016 annual short-term incentive based on achievement of the performance metrics between January 1, 2016 and December 31, 2016. If the sale becomes effective during 2017, it is anticipated that each of Messrs. Lindell, Kerska, Lodge and Seger would be entitled to bonuses of approximately $10,201, $7,769, $7,681 and $6,810, respectively, upon the effective date of the sale. Based on his date of hire, Mr. Albertsen was not eligible for a short-term incentive with respect to calendar year 2016.

Severance Payments. In connection with the sale, QCR has agreed to cover any employee of Guaranty or Guaranty Bank immediately prior to the effective time of the sale, who is not otherwise entitled to contractual severance or change of control benefits, under a severance policy. To the extent a covered employee incurs an involuntary termination within one year following the sale, such employee will generally be entitled to a severance payment equal to one week of base salary for each whole year of service with Guaranty or QCR (or their respective subsidiaries), subject to a minimum payment equal to two (2) weeks of base salary and a maximum payment equal to twenty-six (26) weeks of base salary. In the case of any part-time employee, the amount of severance will be based on the particular employee’s average weekly pay, subject to the same minimum and maximum amounts. The severance will be paid in accordance with QCR’s normal payroll practices and will be subject to all applicable withholding. All severance payments are contingent upon the employee’s execution of a general release and waiver against Guaranty, QCR, and their respective affiliates.

Any employee who is a party to an employment, severance, change of control or other agreement providing for contractual severance or change of control benefits generally is ineligible to receive a severance payment as described above.

Indemnification and Insurance. Pursuant to the terms of the purchase and assumption agreement, QCR agreed to maintain, for up to six years following the effective time, insurance coverage under the current policy of directors’ and officers’ liability insurance maintained by Guaranty for actions taken prior to the effective time of the sale. If a six-year term of insurance coverage is not available, the term for the insurance will be such other maximum period of time for which coverage is available at a cost not to exceed 150% of the premiums Guaranty paid for its current policy term. Following the effective time, to the extent permitted by applicable law, QCR has agreed to indemnify and hold harmless the current and former directors, officers and employees of Guaranty and its subsidiaries for all actions taken by them prior to the effective time of the sale.

Restrictions on resale of QCR common stock

The shares of QCR common stock to be issued in connection with the sale will be registered under the Securities Act of 1933, and will be freely transferable, except for shares issued to any shareholder who may be deemed to be an “affiliate” of QCR for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of QCR include individuals or entities that control, are controlled by, or are under common control with QCR and may include the executive officers, directors and significant shareholders of QCR.

Guaranty shareholder appraisal rights

Pursuant to the IBCA, the holders of each share of Guaranty common stock are entitled to rights of Appraisal under Section 490.1302 of the IBCA in connection with the sale with respect to their holdings of Guaranty common stock.

Under the IBCA, holders of Guaranty common stock who do not vote in favor of the sale and who comply with the applicable provisions of Sections 490.1302 through 490.1331 of the IBCA (which we refer to in their entirety as the “Iowa Appraisal Provisions”) will have the right, under certain circumstances, to seek appraisal of the fair value of their Guaranty common stock if the sale is completed. All holders of Guaranty common stock who follow the procedures set forth in Iowa Appraisal Provisions to perfect their appraisal rights will be entitled to have their shares appraised by the Iowa district court, and to receive payment in cash of the “fair value” of those shares as determined by the Iowa district court, together with interest, if any. It is possible that any determination of fair value by the Iowa district court may be more or less than, or the same as, the consideration received by the Guaranty shareholders as a result of the sale. Shareholders considering dissenting from the sale should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the sale, is not an opinion as to, and does not otherwise address, fair value under the Iowa Appraisal Provisions.

IN ADDITION TO SUBMITTING A DEMAND FOR APPRAISAL, IN ORDER TO PRESERVE ANY APPRAISAL RIGHTS THAT A GUARANTY SHAREHOLDER MAY HAVE, SUCH GUARANTY

SHAREHOLDER MUST NOT VOTE IN FAVOR OF THE SALE AND MUST OTHERWISE FOLLOW THE PROCEDURES PRESCRIBED BY THE IOWA APPRAISAL PROVISIONS.

The following is intended as a brief summary of the material provisions of the Iowa Appraisal Provisions required to be followed by dissenting Guaranty shareholders wishing to demand and perfect their Appraisal rights with respect to their holdings of Guaranty common stock. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to the Iowa Appraisal Provisions, the full text of which appears in Appendix B to this proxy statement/prospectus. Failure to comply strictly with the procedures set forth in the Iowa Appraisal Provisions will result in the loss of appraisal rights. All references in the Iowa Appraisal Provisions to a “shareholder” and all references in this summary to a “shareholder” are to the record holder of Guaranty common stock.

Under the Iowa Appraisal Provisions, Guaranty is required to include in the notice of the special meeting a statement that the corporation has concluded that the shareholders are, or may be, entitled to assert appraisal rights. A copy of the Iowa Appraisal Provisions must be included with that notice sent to those record shareholders that are entitled to exercise appraisal rights.

If a shareholder wishes to consider exercising its appraisal rights, such shareholder should carefully review the text of the Iowa Appraisal Provisions set forth in Appendix B to this joint proxy statement/prospectus and consult its legal advisor. If such shareholder fails to timely and properly comply with the requirements of the Iowa Appraisal Provisions, its appraisal rights may be lost.

If a shareholder elects to demand appraisal of its Guaranty common stock, it must satisfy each of the following conditions:

•	It must deliver to Guaranty a written notice of its intent to demand payment of the fair value of its Guaranty common stock under the Iowa Appraisal Provisions if the proposed sale is effectuated. It must deliver such notice to Guaranty before the vote is taken on the sale at the Guaranty special meeting.

•	It must not vote in favor of the sale.

All demands for appraisal should be made in writing and addressed to:

Guaranty Bankshares, Ltd.

302 Third Avenue SE

Cedar Rapids, Iowa 52401

Attention: Todd Kerska

and must be executed by, or on behalf of, the record holder of the Guaranty common stock. If such shareholder does not satisfy the above requirements, it will not be entitled to payment pursuant to the appraisal rights.

A record shareholder may assert appraisal rights as to fewer than all the shares of Guaranty common stock registered in its name, but owned by a beneficial shareholder, only if the record shareholder objects with respect to all of the Guaranty common stock owned by the beneficial shareholder and notifies Guaranty in writing of the name and address of each beneficial shareholder on whose behalf the appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the Guaranty common stock held of record in its name will be determined as if the shares as to which the record shareholder objects and the record shareholder’s other Guaranty common stock were registered in the names of different record shareholders. A beneficial owner may assert appraisal rights as to Guaranty common stock held on behalf of such beneficial owner only if it submits to Guaranty the record shareholder’s written consent to the assertion of such rights no later than the date specified in the written appraisal notice (discussed below) and does so with respect to all shares of the class that are beneficially owned by such beneficial owner.

If the sale is completed, Guaranty must send a written appraisal notice and form to each holder of Guaranty common stock who previously notified Guaranty of such holder’s intent to demand payment and who did not vote in favor of the Guaranty sale proposal. The appraisal notice must include, among other information, Guaranty’s estimate of the fair value of the Guaranty common stock. A record shareholder who wishes to exercise appraisal rights must execute and return the form and, in a case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice. If a shareholder does not execute and return the form prior to the stated deadline and, in the case of certificated shares, deposit the shareholder’s share certificates where required, the shareholder will not be entitled to payment under the Iowa Appraisal Provisions and, in lieu thereof, will be entitled only to receive the sale consideration payable in connection with the sale. A record shareholder who receives notice and wishes to exercise appraisal rights must certify on the form whether beneficial ownership of the Guaranty common stock was acquired before the date the principal terms of the sale proposal were announced publicly. If a record shareholder fails to make this certification, Guaranty may elect to treat the shareholder’s shares as “after-acquired shares” under the Iowa Appraisal Provisions as discussed below. Once a shareholder deposits its certificates and returns the appraisal form prior to the stated deadline, such shareholder will lose its rights as a Guaranty shareholder to receive the sale consideration payable in connection with the sale and, instead, will be entitled to receive the fair value of its shares of Guaranty common stock in accordance with the Iowa Appraisal Provisions, subject to certain rights of withdrawal required to be set forth in Guaranty’s written appraisal notice.

Guaranty will pay in cash the amount Guaranty estimates to be fair value of the record shareholder’s shares, plus interest, to any record shareholder who returns the appraisal form and complies with all provisions of the Iowa Appraisal Provisions, within 30 days after the form is due (except, as noted below, with respect to shares treated as “after-acquired shares,” in which case Guaranty must only make an offer to purchase such shares at the fair value as estimated by Guaranty). The payment will be accompanied by Guaranty’s financial statements, a statement of Guaranty’s estimate of the fair value of the shares and a statement that shareholders entitled to payment have the right to demand further payment under the Iowa Appraisal Provisions, if the shareholders are dissatisfied with the payment made by Guaranty, under certain circumstances described in detail in the Iowa Appraisal Provisions.

A shareholder dissatisfied with Guaranty’s payment (based on Guaranty’s estimate of the fair value of the shares) may demand further payment by notifying Guaranty in writing of the shareholder’s estimate of fair value and demanding payment of such shareholder’s estimate of fair value (less the amount of the Guaranty payment previously made), plus interest. A shareholder who fails to notify Guaranty of such shareholder’s demand for further payment within 30 days after receiving Guaranty’s payment will waive the right to demand further payment and will be entitled only to the payment made by Guaranty. If the shareholder makes a demand for further payment based on its estimate of fair value, and such demand remains unsettled for a period of 60 days after Guaranty receives such demand, Guaranty will then be required to commence a proceeding in the Iowa District Court to determine the fair value of the shares. Upon the commencement of such action, the court may appoint one or more persons to act as appraisers to receive evidence and recommend a decision on the question of fair value to the court. To the extent that the court determines that the fair value of the shares exceed the amount of the payment previously made by Guaranty, the shareholder will be entitled to judgment for the amount by which the court’s determination of fair value exceeds the payment previously made by Guaranty, plus interest.

The procedure described above is somewhat different for shares of Guaranty common stock that Guaranty is entitled to treat as “after-acquired shares” under the Iowa Appraisal Provisions. “After-acquired shares” are shares of Guaranty common stock of which beneficial ownership was acquired after the date the principal terms of the sale proposal were publicly announced (which for these purposes includes shares of Guaranty common stock for which the holder failed to certify on the appraisal form that beneficial ownership of such shares was acquired prior to the date of such public announcement). To the extent that Guaranty is entitled to treat any shares of Guaranty common stock as “after-acquired shares,” then Guaranty may elect to withhold payment of the fair value estimate for the shares, which estimate was provided to those shareholders who had previously indicated an intention to demand payment if the sale is effectuated. If Guaranty elects to withhold such payment,

Guaranty must notify all such shareholders from whom payment was withheld that, among other things, those shareholders may accept a revised fair value estimate (which we refer to as the “Revised Estimate”). Shareholders who which to accept the Revised Estimate must do so within 30 days after receiving the offer.

If a shareholder desires to exercise its appraisal rights, it must not vote for the sale and it must strictly comply with the procedures set forth in the Iowa Appraisal Provisions.

The process of demanding and exercising appraisal rights requires strict compliance with technical prerequisites under the Iowa Appraisal Provisions. In view of the complexity of the Iowa Appraisal Provisions, Guaranty shareholders who may wish to dissent from the sale and pursue appraisal rights with respect to their shares of Guaranty common stock should consult their legal advisors. Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights. To the extent there are any inconsistencies between the foregoing summary and the Iowa Appraisal Provisions, the Iowa Appraisal Provisions will govern.

The foregoing does not purport to be a complete statement of the provisions of IBCA relating to statutory appraisal rights and is qualified in its entirety to the appraisal rights provisions, which are reproduced in full in Appendix B to this proxy statement/prospectus and which are incorporated herein by reference. If any Guaranty shareholder intends to seek appraisal rights, or if such shareholder believes that seeking appraisal rights is in his, her or its best interests, such shareholder should read Appendix B carefully.

DESCRIPTION OF THE PURCHASE AND ASSUMPTION AGREEMENT

The following is a summary of the material terms of the purchase and assumption agreement. This summary does not purport to describe all the terms of the purchase and assumption agreement and is qualified by reference to the complete text of the purchase and assumption agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the purchase and assumption agreement completely and carefully as it, rather than this description, is the legal document that governs the sale.

The text of the purchase and assumption agreement has been included to provide you with information regarding its terms. The terms of the purchase and assumption agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the sale. The purchase and assumption agreement contains representations and warranties QCR and Guaranty made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the sale. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.

General

The purchase and assumption agreement provides for the sale by Guaranty of substantially all of its assets, including all of the capital stock of Guaranty Bank, and the assumption by QCR of certain of Guaranty’s assets and liabilities. The sale is anticipated to be completed late in the third quarter or early fourth quarter of 2017. At a date following the completion of the sale, QCR intends to merge Guaranty Bank with and into CRBT, with CRBT as the surviving bank. At such time, Guaranty Bank’s banking offices will become banking offices of CRBT. Until the banks are merged, QCR will own and operate Guaranty Bank as a separate bank subsidiary.

Closing and effective time

The closing of the sale will take place on the fifth business day following the satisfaction or waiver of the conditions to closing set forth in the purchase and assumption agreement, or at another time that both parties mutually agree upon. See “Description of the Purchase and Assumption Agreement—Conditions to completion of the sale” for a more complete description of the conditions that must be satisfied prior to closing. The date of the completion of the sale sometimes is referred to in this proxy statement/prospectus as the closing date. The sale shall be deemed to be effective at 11:59 p.m. on the closing date or at such other time as agreed to by the parties.

Consideration to be received in the sale

Total consideration. The total consideration to be paid to Guaranty by QCR at the closing of the sale pursuant to the purchase and assumption agreement, subject to adjustment as described below, is equal to:

•	Guaranty’s adjusted tangible equity as of the end of the month immediately preceding the closing date (which we refer to as the “core capital”) up to an amount equal to $24,286,985 multiplied by 1.53; plus

•	Guaranty’s adjusted tangible equity as of the end of the month immediately preceding the closing date in excess of the core capital (which we refer to as the “excess capital”).

Guaranty’s adjusted tangible equity will be calculated based on its tangible shareholders’ equity, as adjusted to reflect the following: (i) the impact of the accumulated other comprehensive income will be included; (ii) the after-tax impact of all transaction expenses will be included; and (iii) the value of Guaranty’s remaining assets after giving effect to the sale will be excluded.

Guaranty intends to pay a special dividend to its shareholders in an amount equal to the excess capital immediately prior to the closing of the sale. Therefore, the total consideration to be paid to Guaranty at the closing of the sale is expected to be an amount equal to 1.53 multiplied by the core capital, or approximately $37.2 million. The cash and stock portions of the sale consideration will be paid directly to Guaranty, and not to Guaranty’s shareholders.

If an adjustment to the sale consideration decreases the cash consideration to less than 21% of the total consideration, then QCR will have the right to adjust the allocation of the sale consideration between the cash consideration and the stock consideration to ensure that the cash consideration is no less than 21% of the total consideration.

Cash consideration. The cash portion of the sale consideration is equal to the sale consideration multiplied by 0.21. The cash portion of the sale consideration is expected to be approximately $7.8 million.

Stock consideration. The stock portion of the sale consideration is equal to the number of shares of QCR common stock as calculated below (which we refer to as the “aggregate share amount”) multiplied by 0.79:

•	If the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the NASDAQ Global Market for the 10 consecutive trading days ending five days immediately preceding the closing of the sale (which we refer to as the “QCR common stock price”) is at least $38.34 and no more than $51.87, the aggregate share amount will be the number of shares of QCR common stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing the sale consideration by the QCR common stock price;

•	If the QCR common stock price is less than $38.34, the aggregate share amount will be the number of shares of QCR common stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing the sale consideration by $38.34; and

•	If the QCR common stock price is greater than $51.87, the aggregate share amount will be the number of shares of QCR common stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing the sale consideration by $51.87.

The stock portion of the sale consideration is expected to be approximately 631,304 shares of QCR common stock with an aggregate market value of approximately $29.4 million, based on a closing price of QCR common stock of $46.50 on June 8, 2017, the last full trading day before the public announcement of the purchase and assumption agreement. Based on a closing price of QCR common stock of $44.70 on August 9, 2017, the latest practicable date before the date of this proxy statement/prospectus, the stock portion of the sale consideration would equal approximately 656,726 shares of QCR common stock with an aggregate market value of approximately $24.9 million. The market price of QCR common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the sale and the dissolution. No assurance can be given concerning the market price of QCR common stock before or after the effective time of the sale or the dissolution. Changes in the market price of QCR common stock prior to the completion of the sale and the dissolution will affect the market value of the sale consideration that Guaranty will receive and the market value of the liquidation proceeds that Guaranty shareholders will receive.

No fractional shares of QCR common stock will be issued in the sale. If Guaranty is otherwise entitled to receive a fractional share of QCR common stock, it shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the QCR common stock price by the fractional share of QCR common stock to which Guaranty would otherwise be entitled to receive.

Double trigger fill. If on the determination date (which is the 15th business day immediately prior to the scheduled closing date of the sale) the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the NASDAQ Global Market for the 10 consecutive trading days immediately preceding such date (which we refer to as the “QCR market value”) is less than $36.08 and, between the date of the purchase and assumption agreement and the determination date, QCR common stock underperforms the SNL U.S. Bank Index by more than 20%, then Guaranty will have the right to terminate the purchase and assumption agreement unless QCR elects to increase the cash portion of the total consideration by the aggregate share amount times the difference between the QCR market value as of the determination date and either (i) $36.08 or (ii) the price reflective of QCR common stock underperforming the SNL U.S. Bank Index by 19.99%.

Reclassification, recapitalization or other adjustment to QCR common stock. If, prior to the effective time, shares of QCR common stock are to be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend on QCR common stock is declared with a record date within such period, then the number of shares of QCR common stock issued to Guaranty at the closing of the sale will be appropriately and proportionally adjusted so that the number of such shares of QCR common stock (or such class of shares into which shares of QCR common stock have been changed) that will be issued as stock consideration will equal in number of such shares that Guaranty would have received pursuant to such reclassification, recapitalization, split-up, combination, exchange of shares, readjustment or stock dividend had the record date therefore had been immediately following the closing of the sale.

Trust preferred securities

As of the effective time of the sale, QCR will assume and discharge Guaranty’s covenants, agreements and obligations under and relating to Guaranty’s trust preferred securities, including the due and punctual payment of interest on all of the Guaranty’s obligations pursuant to the subordinated notes issued by Guaranty to its subsidiary Guaranty Bankshares Statutory Trust I (which we refer to as the “Guaranty Trust”). Additionally, QCR will cause the Guaranty Trust to discharge its obligations arising after the effective time of the sale with respect to the trust preferred securities. Finally, QCR and Guaranty will execute and deliver a supplemental indenture, in a form satisfactory to the trustee of the Guaranty Trust, to effectuate QCR’s assumption of Guaranty’s trust preferred securities, whereby QCR shall assume all of Guaranty’s covenants, agreements and obligations under and relating to Guaranty’s trust preferred securities.

Voting and support agreement

On June 8, 2017, certain directors and officers of Guaranty entered into a voting and support agreement with QCR. Under this agreement, these shareholders have each agreed to vote, subject to their fiduciary duties, their respective shares of Guaranty common stock:

•	in favor of the sale and the transactions contemplated by the purchase and assumption agreement;

•	against (i) any tender or exchange offer to acquire more than 15% of the voting power of Guaranty or Guaranty Bank, (ii) any proposal for a merger, consolidation or other business combination involving Guaranty or Guaranty Bank, or (iii) any other proposal or offer to acquire more than 15% of the business, assets or deposits of Guaranty or Guaranty Bank; and

•	against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Guaranty under the purchase and assumption agreement.

Furthermore, each of these shareholders has also agreed not to sell, assign or transfer any shares of Guaranty common stock that they own. The shares subject to the voting and support agreement represent approximately 66.2% of Guaranty’s outstanding shares of common stock as of August 9, 2017. The voting obligations under the voting and support agreement will automatically terminate upon the earlier of (i) the date of the termination of the purchase and assumption agreement, (ii) the favorable vote of Guaranty shareholders with respect to the approval of the purchase and assumption agreement, (iii) the date, if any, on which First Company publicly discloses that the board of directors of Guaranty has determined in good faith, after consultation with outside counsel, that to, or continue to, recommend the purchase and assumption agreement to Guaranty’s shareholders would result in a violation of its fiduciary duties under applicable law, or (iv) June 1, 2019. A copy of the form of voting and support agreement is attached to this proxy statement/prospectus as Appendix C.

Conduct of business pending the sale

Conduct of Business of Guaranty. Under the purchase and assumption agreement, Guaranty has agreed to certain restrictions on its activities and the activities of its subsidiaries until the sale is completed or the purchase and assumption agreement is terminated. In general, Guaranty is required to (i) conduct its business in the ordinary course of business, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of QCR or Guaranty to obtain any of the requisite regulatory approvals, to perform its covenants and agreements under the purchase and assumption agreement or to consummate the contemplated transactions.

The following is a summary of the more significant restrictions imposed upon Guaranty, subject to the exceptions set forth in the purchase and assumption agreement. Guaranty will not, without QCR’s prior written consent or as otherwise provided in the purchase and assumption agreement:

•	issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any shares of capital stock of Guaranty or its subsidiaries or any security convertible into the capital stock of Guaranty or its subsidiaries;

•	permit its common stock to become subject to new grants, including issuances under Guaranty benefit plans;

•	grant any registration rights with respect to its common stock;

•	make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on the common stock outside of past practice or as specifically contemplated in the purchase and assumption agreement;

•	adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of common stock of Guaranty or its subsidiaries;

•	amend the terms of, waive any rights under, terminate, knowingly violate the terms of or enter into any contract material to Guaranty or its subsidiaries;

•	enter into loan transactions not in accordance with, or consistent with, past practices of Guaranty Bank or that are on terms and conditions that, to the knowledge of Guaranty, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

•	enter into any new credit or new lending relationships greater than $1.0 million that would require an exception to Guaranty Bank’s formal loan policy or that are not in strict compliance with such loan policy;

•	other than incident to a reasonable loan restructuring, extend additional credit to any existing borrower if it is the obligor under any indebtedness to Guaranty Bank that constitutes a nonperforming loan or against any part of such indebtedness that Guaranty Bank has established loss reserves or any part of which has been charged-off by Guaranty Bank;

•	maintain an allowance for loan and lease losses in a manner not consistent with Guaranty Bank’s internal policies and which is not adequate in all material respects under the requirements of GAAP and all legal requirements to provide for possible or specific losses, net of recoveries relating to loans previously charged-off in whole or in part, on Guaranty Bank’s outstanding loans and leases;

•	fail to charge-off any loans or leases that would be deemed uncollectible in accordance with GAAP or place on non-accrual any loans or leases that are past due greater than 90 days;

•	sell, transfer, encumber or otherwise dispose of or discontinue any of its or its subsidiaries’ assets, deposits, business or properties, except for the dispositions in the ordinary course of business or of obsolete assets in transactions that are not material to Guaranty;

•	acquire all or any portion of the assets, business, deposits or properties of any other entity, except in the ordinary course of business in transactions that are not material to Guaranty;

•	amend the articles of incorporation or bylaws of Guaranty, or similar governing documents of its subsidiaries;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

•	increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Guaranty or its subsidiaries, other than increases in the ordinary course of business consistent with past practices in timing, metrics and amount;

•	establish, amend or terminate any employee benefit plan, accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under employee benefit plan, cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under employee benefit plan, or materially change any actuarial assumptions used to calculate funding obligations with respect to any employee benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

•	incur or guarantee any indebtedness for borrowed money other than in the ordinary course of business;

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

•	settle any action, suit, claim or proceeding against it or any of its subsidiaries in excess of $25,000;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	make or change any material tax elections, change or consent to any change in it or its subsidiaries’ method of accounting for tax purposes, take any position on any material tax return filed on or after the date of the purchase and assumption agreement, settle or compromise any tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to an amount of taxes, surrender any right to claim a refund for an amount of taxes, or file any amended material tax return;

•	hire any employee with an annual salary in excess of $25,000; or

•	agree to take, make any commitment to take, or adopt any resolutions of the board of directors of Guaranty or allow the board of any subsidiary to take or adopt any resolutions in support of, any of the actions prohibited by the purchase and assumption agreement.

Conduct of Business of QCR. Under the purchase and assumption agreement, in general, QCR is required to (i) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of QCR or Guaranty to obtain any of the requisite regulatory approvals, to perform its covenants and agreements under the purchase and assumption agreement or to consummate the contemplated transactions.

Certain covenants of the parties

Both parties have agreed to cooperate with the other in connection with obtaining the regulatory approvals for the transactions contemplated by the purchase and assumption agreement. Both parties agree, among other things:

•	to cooperate and use all reasonable best efforts in the preparation and filing of all applications, notices and documents required to obtain regulatory approval and/or consents from governmental authorities for the sale;

•	to exercise good faith and use reasonable best efforts to satisfy the covenants and conditions required to close the sale and to complete the sale as soon as practicable;

•	that neither will intentionally act in a manner that would cause a breach of the purchase and assumption agreement;

•	to notify the other party of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a material adverse effect on the notifying party;

•	to notify the party of any fact, event or circumstance known to it that would cause or constitute a material breach of any of the notify party’s representations, warranties, covenants or agreements contained in the purchase and assumption agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a closing condition;

•	to coordinate any disclosure of nonpublic information to third parties concerning the transactions contemplated by the purchase and assumption agreement; and

•	to provide one another reasonable opportunity to consult concerning the defense of any shareholder litigation against the Guaranty or QCR, as applicable, or any of their respective directors or officers relating to the transactions contemplated by the purchase and assumption agreement.

Guaranty has also agreed to the following:

•	to provide QCR with an owner’s title insurance policy issued by a title insurance company for each of Guaranty’s properties, except properties designated as other real estate owned;

•	to provide QCR with written proof of ownership by Guaranty and its subsidiaries of properties designated as other real estate owned;

•	to allow QCR to conduct environmental investigations on the properties in which Guaranty holds an interest;

•	to deliver to QCR estoppel certificates signed by certain tenants, and written requests to the remaining tenants to execute an estoppel certificate, of all of the leased premises of Guaranty or its subsidiaries;

•	to pay, in full, all principal and interest payments due on Guaranty’s outstanding secured line of credit from First National Bank of Muscatine, Muscatine, Iowa, and obtain the release of First National Bank of Muscatine’s security interest on the issued and outstanding shares of common stock of Guaranty Bank pledged to First National Bank of Muscatine in connection with such debt obligation;

•	to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining approval of the purchase and assumption agreement and the transactions contemplated therein; and

•	to amend or terminate, as requested by QCR, any of its employee benefit plans.

No solicitation of or discussions relating to an acquisition proposal

The purchase and assumption agreement contains provisions prohibiting Guaranty from initiating, soliciting, encouraging or knowingly facilitating an alternative proposal to the sale. Guaranty agreed to immediately cease and terminate any activities, discussions or negotiations conducted before the date of the purchase and assumption agreement with any persons other than QCR with respect to any acquisition proposal. Moreover, Guaranty has agreed that it will not, and will not permit its and its subsidiaries’ officers, directors, agents, advisors and affiliates to, initiate, solicit, encourage or knowingly facilitate any inquiry or proposal or enter into any negotiations or discussions with any person or entity concerning any proposed acquisition of Guaranty or its subsidiaries, or furnish any confidential or nonpublic information to any person or entity proposing or seeking such an acquisition.

However, the purchase and assumption agreement provides that Guaranty may furnish such information pursuant to a customary confidentiality agreement and engage in such negotiations or discussions in response to an unsolicited acquisition proposal, if the board of directors of Guaranty determines in good faith and after consultation with outside counsel that such proposal constitutes or is reasonably expected to result in a superior proposal. If the board of directors of Guaranty determines after consultation with outside counsel and its financial advisor, that such acquisition proposal constitutes a superior proposal, the board may withhold, withdraw, qualify or modify the board’s recommendation to Guaranty shareholders with respect to the approval and adoption of the purchase and assumption agreement and the transactions contemplated thereby, and/or terminate the purchase and assumption agreement. However, the Guaranty board of directors may not terminate the purchase and assumption agreement for a superior proposal unless it has first notified QCR and otherwise negotiated with QCR so that the sale may be effected.

Under the purchase and assumption agreement, a “superior proposal” means any written acquisition proposal which the board of directors of Guaranty concludes in good faith to be more favorable from a financial point of view to its shareholders than the sale, after (i) consulting its financial advisor, (ii) taking into account the likelihood and timing of consummation of the proposed transaction on its terms, and (iii) taking into account all legal, financial, regulatory and other aspects of such proposal. If QCR terminates the purchase and assumption agreement because Guaranty breaches its covenant not to solicit an acquisition proposal from a third party or if Guaranty terminates the purchase and assumption agreement in order to enter into an agreement for a superior proposal, Guaranty will pay to QCR a termination fee equal to $1.3  million. See “Description of the Purchase and Assumption Agreement—Termination fees.”

Representations and warranties

The purchase and assumption agreement contains representations and warranties made by Guaranty and QCR. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	ownership of their respective subsidiaries;

•	corporate power and authority to enter into the sale and the purchase and assumption agreement;

•	absence of any breach of organizational documents or law as a result of the sale;

•	capitalization;

•	financial statements;

•	filing of necessary reports with regulatory authorities;

•	books of account, minutes and stock records;

•	loans and allowance for loan losses;

•	certain tax matters;

•	employee matters and employee benefits;

•	compliance with laws;

•	absence of certain litigation or orders;

•	absence of material adverse changes;

•	insurance matters;

•	environmental matters;

•	labor matters;

•	broker/finder fees;

•	absence of any reason why the granting of any of the required regulatory approvals would be denied or unduly delayed; and

•	compliance with the Community Reinvestment Act;

Guaranty made additional representations and warranties to QCR in the purchase and assumption agreement relating to, among other things:

•	real property, personal property and other material assets;

•	absence of any breach of material contracts as a result of the sale;

•	compliance with, absence of default under and information regarding, material contracts;

•	affiliate transactions;

•	intellectual property;

•	investment securities; and

•	fiduciary accounts.

Conditions to completion of the sale

Closing Conditions for the Benefit of QCR. QCR’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of Guaranty in the purchase and assumption agreement as of the closing date, except as otherwise set forth in the purchase and assumption agreement;

•	performance by Guaranty in all material respects of its obligations under the purchase and assumption agreement, except as otherwise set forth in the purchase and assumption agreement;

•	approval of the purchase and assumption agreement and the transactions contemplated therein at the meeting of Guaranty shareholders;

•	no proceeding, other than shareholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the purchase and assumption agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect;

•	no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the sale or any of the other transactions contemplated by the purchase and assumption agreement;

•	receipt of all necessary regulatory approvals;

•	the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the purchase and assumption agreement, having been declared effective by the SEC;

•	the delivery by Guaranty all of the certificates, documents and other items required by it pursuant to the purchase and assumption agreement;

•	approval of the listing of the shares of QCR common stock issuable pursuant to the purchase and assumption agreement on the NASDAQ Global Market; and

•	no material adverse change in the financial condition, assets or business of Guaranty since the date of the purchase and assumption agreement.

Closing Conditions for the Benefit of Guaranty. Guaranty’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of QCR in the purchase and assumption agreement as of the closing date, except as otherwise set forth in the purchase and assumption agreement;

•	performance by QCR in all material respects of its obligations under the purchase and assumption agreement;

•	approval of the purchase and assumption agreement and the transactions contemplated therein at the meeting of Guaranty shareholders;

•	no proceeding, other than shareholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the purchase and assumption agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect;

•	no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the sale or any of the other transactions contemplated by the purchase and assumption agreement;

•	receipt of all necessary regulatory approvals;

•	the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the purchase and assumption agreement, having been declared effective by the SEC;

•	the delivery by QCR all of the certificates, documents and other items required by it pursuant to the purchase and assumption agreement;

•	approval of the listing of the shares of QCR common stock issuable pursuant to the purchase and assumption agreement on the NASDAQ Global Market; and

•	no material adverse change in the financial condition, assets or business of QCR since the date of the purchase and assumption agreement.

Termination

QCR and Guaranty may mutually agree to terminate the purchase and assumption agreement and abandon the sale at any time. Subject to conditions and circumstances described in the purchase and assumption agreement, either QCR or Guaranty may also terminate the purchase and assumption agreement upon the following occurrences:

•	the other party has breached or failed to perform its obligations under the purchase and assumption agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure cannot be cured within 30 days (if applicable), provided its inability to satisfy the condition was not caused by the non-breaching party’s failure to comply in all material respects with any of its obligations under the purchase and assumption agreement;

•	any regulatory authority has denied approval of any of the transactions contemplated by the purchase and assumption agreement or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the purchase and assumption agreement has been the cause of the denial or withdrawal of regulatory approval;

•	failure to receive approval by Guaranty shareholders for the purchase and assumption agreement and the transactions contemplated therein following the meeting held for such purpose;

•	the sale is not completed by February 28, 2018, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the purchase and assumption agreement has resulted in the failure of the sale to be completed before such date; or

•	a court or regulatory authority has enjoined or prohibited any of the transactions contemplated in the purchase and assumption agreement.

In addition, a particular party may terminate the purchase and assumption agreement upon the following occurrences:

•	QCR may terminate if Guaranty materially breaches any of its obligations with respect to soliciting alternative acquisition proposals or holding a meeting of its shareholders to approve the purchase and assumption agreement;

•	Guaranty may terminate in order to enter into an agreement with respect to an unsolicited superior proposal from a third party;

•	QCR may terminate if Guaranty’s board of directors makes an adverse recommendation to Guaranty’s shareholders;

•	QCR may terminate if, after the identification or confirmation of the presence of certain environmental conditions related to certain real property, the aggregate cost of remedying such conditions exceeds $250,000 and Guaranty or Guaranty Bank does not agree to pay or accrual all such remediation costs; or

•	Guaranty may terminate during the five business day period commencing on the determination date, if: (i) the QCR market value as of the determination date is less than $36.08; and (ii) the performance of QCR’s common stock underperforms the SNL U.S. Bank Index by more than 20%; provided, that QCR may offer to increase the cash portion of the total consideration in such circumstance to prevent such a termination as described in the section entitled “Description of the Purchase and Assumption Agreement—Consideration to be received in the sale.”

Termination fees

Termination Fees Payable by Guaranty. Guaranty has agreed to pay QCR a termination fee of $1.3 million if QCR terminates the purchase and assumption agreement because Guaranty has breached or failed to perform its obligations under the purchase and assumption agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure cannot be cured within 30 days (if applicable), provided its inability to satisfy the condition was not caused by QCR’s failure to comply in all material respects with any of its obligations under the purchase and assumption agreement.

Guaranty has agreed to pay QCR a termination fee of $1.3 million if the purchase and assumption agreement is terminated under the following circumstances:

•	QCR terminates the purchase and assumption agreement because Guaranty breaches its covenant not to solicit an acquisition proposal from a third party or its obligations related to holding a shareholder meeting to approve the purchase and assumption agreement;

•	Guaranty terminates the purchase and assumption agreement in order to enter into an agreement with respect to an unsolicited superior proposal; or

•	If, prior to termination, another acquisition proposal is known to Guaranty, has been communicated directly to Guaranty’s shareholders or is publicly announced, and (i) thereafter the purchase and assumption agreement is terminated by QCR upon (A) Guaranty’s breach of its obligations under the purchase and assumption agreement or (B) an adverse recommendation to Guaranty’s shareholders by the board of directors (ii) within six months after such termination Guaranty enter into a definitive written agreement with respect to such acquisition proposal.

Termination Fees Payable by QCR. QCR has agreed to pay Guaranty a termination fee of $1.0 million if Guaranty terminates the purchase and assumption agreement because QCR has breached or failed to perform its obligations under the purchase and assumption agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure cannot be cured within 30 days, provided its inability to satisfy the condition was not caused by Guaranty’s failure to comply in all material respects with any of its obligations under the purchase and assumption agreement.

Management of QCR and Guaranty after the sale

QCR has agreed to take all appropriate action to appoint two individuals serving on the board of directors of Guaranty or Guaranty Bank and mutually agreeable to the parties to the CRBT board of directors, effective upon the effectiveness of the bank merger. The QCR and the CRBT boards of directors will otherwise remain the same after the sale and bank merger.

Expenses

All expenses incurred in connection with the purchase and assumption agreement will be paid by the party incurring the expenses.

NASDAQ stock listing

QCR common stock currently is listed on the NASDAQ Global Market under the symbol “QCRH.” The shares to be issued to Guaranty’s as stock consideration also will be eligible for trading on the NASDAQ Global Market.

Amendment

The purchase and assumption agreement may be amended in writing by the parties.

THE DISSOLUTION

At the special meeting, subject to the sale by Guaranty of Guaranty Bank to QCR, and in addition to approval of the sale, you also will be asked to consider and approve the dissolution of Guaranty and the distribution of its assets to the shareholders of Guaranty. The Guaranty board of directors deems it advisable and in the best interests of Guaranty to dissolve, liquidate, and terminate Guaranty by filing articles of dissolution with the Iowa Secretary of State.

After the consummation of the sale, Guaranty will commence dissolution, which consists of liquidating its assets (including the consideration received in connection with the sale) and paying its debts. After payment of any remaining debts, of which there are anticipated to be none, the proceeds of the sale will be distributed to the shareholders of Guaranty on a pro rata basis. In accordance with IBCA Sections 490.1402-1405, after distribution of the remaining assets and winding up of Guaranty’s business and affairs, Guaranty plans to complete the voluntary dissolution procedures allowed by Iowa law by filing articles of dissolution with the Iowa Secretary of State.

Distribution of the proceeds of the sale transaction to the shareholders of Guaranty on a pro rata basis is anticipated to occur shortly after the consummation of the sale and before the end of 2017, but in no event later than January 31, 2018. The assets to be distributed to Guaranty shareholders will consist of the cash and QCR common stock received by Guaranty in connection with the sale. That cash and QCR common stock will be distributed on a pro rata basis to each shareholder of Guaranty.

Approval of the dissolution proposal requires the affirmative vote of holders of a majority of the votes cast at the special meeting with respect to the dissolution proposal. Approval of the dissolution proposal is not required to approve the sale proposal or complete the sale; however, approval of the sale proposal and completion of the sale is required to complete the dissolution. See “Risk Factors—Approval of the dissolution proposal is not required to approve the sale proposal or complete the sale” for information regarding certain risks if the dissolution is not approved.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SALE AND THE DISSOLUTION

The following general discussion sets forth the material U.S. federal income tax consequences of the sale by Guaranty of substantially all of its assets to QCR followed by the dissolution of Guaranty and the distribution of its assets to the Guaranty shareholders. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, its legislative history, existing and proposed Treasury Regulations thereunder and published administrative rulings and court decisions, each as currently in effect as of the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such differing interpretation or change could affect the continuing validity of this discussion.

Neither Guaranty nor QCR has requested, will request or will receive an advance ruling from the Internal Revenue Service (which we refer to as the “IRS”) as to any of the U.S. federal income tax consequences of the sale or the dissolution to holders of Guaranty common stock, to QCR or Guaranty. As a result, Guaranty cannot assure that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This discussion addresses only those Guaranty shareholders that hold their shares of Guaranty common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and who are eligible to be a shareholder in an S corporation. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to particular Guaranty shareholders that are subject to special rules, such as:

1.	a dealer or broker in stocks and securities, or currencies;

2.	a trader in securities that elects mark-to-market treatment;

3.	a holder of Guaranty common stock that received Guaranty common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

4.	a holder of Guaranty common stock that holds Guaranty common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

5.	persons who do not own their shares of Guaranty common stock as a capital asset.

In addition, the discussion does not address the tax consequences of the sale and dissolution to Guaranty shareholders under any state, local or foreign tax laws, or the United States federal estate or gift or alternative minimum tax provisions of the Code. Determining the actual tax consequences of the sale and dissolution to a Guaranty shareholder may be complex. They will depend on your specific situation and on factors that are not within the control of Guaranty or QCR. EACH GUARANTY SHAREHOLDER IS URGED TO CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE SALE AND DISSOLUTION IN SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, AS WELL AS ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES, ANY TAX REPORTING REQUIREMENTS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

The following discussion is based on the following assumptions being true, accurate and complete in all material respects:

1.	Guaranty is currently a valid S corporation within the meaning Sections 1361 and 1362 of the Code for U.S. federal income tax purposes and will be a valid S corporation at the effective time of the sale;

2.	Each Guaranty shareholder is currently and will be at the effective time of the sale a permitted shareholder in an S corporation;

3.	Guaranty Bank and each other Guaranty corporate subsidiary is currently a valid QSub of Guaranty within the meaning of Section 1361(b)(1)(B) of the Code for U.S. federal income tax purposes and will be a valid QSub of Guaranty at the effective time of the sale.

4.	Guaranty, Guaranty Bank and any other Guaranty subsidiary are not currently subject to any potential federal income tax under Section 1374 of the Code with respect to a taxable sale (including a deemed taxable sale as a result of the sale) of the assets of Guaranty Bank or of any other Guaranty subsidiary and will not be subject to any federal income tax under Section 1374 of the Code at the effective time of the sale.

5.	Guaranty complied with all applicable requirements in the Code and the treasury regulations thereunder when it became an S corporation commencing January 1, 1999 (including, but not limited to, all requirements under Sections 1362, 1363 and 1375 of the Code) and no action (or inaction) arising from such applicable requirements resulted in the termination of Guaranty’s S corporation status.

6.	If the dissolution is approved, any distributions made in connection with such dissolution will be part of Guaranty’s complete liquidation in accordance with Section 331 of the Code.

Guaranty believes that all of these assumptions are currently correct and will be correct as of the effective time of the sale. If any of these assumptions are not correct, then the tax consequences to Guaranty, Guaranty Bank, any other Guaranty subsidiary and to the Guaranty shareholders will materially change including, without limitation, increasing the federal income taxes of Guaranty Bank, any other Guaranty subsidiary and Guaranty as a result of the sale, reducing the taxable gains or increasing the losses flowing out to the Guaranty shareholders as a result of the sale and increasing the gains or reducing the losses recognized by Guaranty shareholders, if any, as a result of the dissolution of Guaranty. In such event, Guaranty would be treated as a corporation taxable under Subchapter C of the Code, the sale would be treated as a taxable stock sale by Guaranty and the dissolution would be treated as a taxable dissolution of Guaranty. In the event that Guaranty has a valid S corporation election in place, but a Guaranty subsidiary is not a valid QSub, then such Guaranty subsidiary would be treated as a C corporation. In such event, Guaranty’s sale to QCR would be treated as a taxable stock sale to the extent that Guaranty sells stock of such Guaranty subsidiary to QCR. Such Guaranty subsidiary would be subject to taxation under Subchapter C of the Code for taxable periods during which it was a C corporation. See Risk Factors—The sale and the dissolution will be taxable transactions for U.S. federal income tax purposes” for a more detailed discussion of the risks associated with Guaranty not being treated as a valid S corporation or any of Guaranty’s corporate subsidiaries not being treated as a valid QSub as of the effective date of the sale. The remaining discussion assumes that Guaranty will be a valid S corporation and each subsidiary corporation of Guaranty will be a valid QSub as of the effective date of the sale.

Tax Consequences of the Asset Sale

The sale by Guaranty of all of its assets to QCR in exchange for cash, QCR common stock and assumption of debt will be treated as a taxable sale by Guaranty of all of its assets and all of the assets owned by Guaranty Bank to QCR for U.S. federal income tax purposes. As a QSub, Guaranty Bank and each other Guaranty subsidiary is disregarded as a separate entity for federal income tax purposes. As a result, Guaranty will recognize taxable gain or loss on the sale of the stock of Guaranty Bank and the stock of any other Guaranty subsidiary in the same amounts and character as if Guaranty Bank or such other subsidiary had sold its assets to QCR for the consideration received for the Guaranty Bank or other Guaranty subsidiary stock. Accordingly, Guaranty will recognize gain or loss on each of its assets, each of the assets of Guaranty Bank and each of the assets of any other Guaranty subsidiary in an amount equal to the difference between the amount realized with respect to each asset and Guaranty’s, Guaranty Bank’s, or any other Guaranty subsidiary’s, as applicable, adjusted tax basis in each such asset. The aggregate amount realized on the sale will equal the sum of (i) the cash received by Guaranty in the sale, (ii) the fair market value of the QCR common stock received by Guaranty in the sale based on the value of the QCR common stock on the closing date of the sale, and (iii) the amount of Guaranty (or Guaranty Bank or other Guaranty subsidiary) liabilities deemed assumed by QCR in the exchange.

The aggregate amount realized will be allocated between the Guaranty and Guaranty Bank assets sold in accordance with the rules of Section 1060 of the Code and the Treasury Regulations thereunder. The gain or loss will be capital or ordinary (or a mix thereof) depending on the nature of the assets of Guaranty, Guaranty Bank or other Guaranty subsidiary deemed sold in the sale.

In addition, because Guaranty is an S corporation and Guaranty Bank (and each other Guaranty subsidiary) is a QSub, any gains or losses recognized by Guaranty, Guaranty Bank or any other Guaranty subsidiary on the deemed asset sale as a result of the sale will flow-out to the shareholders of Guaranty under the S corporation rules and be taxable on a pro rata basis to these shareholders for U.S. federal income tax purposes. Any capital gain or loss and ordinary income or loss will be reported on a Schedule K-1 to each Guaranty shareholder regardless of the amount of distributions made by Guaranty. A Guaranty shareholder will increase his, her or its tax basis in such Guaranty shareholder’s common stock in an amount equal to the capital gain and ordinary income allocated to such shareholder and will reduce his, her or its tax basis in Guaranty common stock in an amount equal to any capital or ordinary loss allocated to such shareholder.

Guaranty’s tax basis in the QCR common stock received in the exchange will equal the fair market value of such stock included in Guaranty’s amount realized in the taxable sale of its, Guaranty Bank’s and any other Guaranty subsidiary’s assets.

Tax Consequences of the Dissolution

The distribution of the assets of Guaranty to its shareholders in liquidation of Guaranty will be a taxable liquidation for federal income tax purposes. Guaranty will recognize gain or loss on the distribution of the QCR common stock in an amount equal to the difference between the fair market value of the QCR stock and Guaranty’s tax basis in such stock. QCR stock is publicly traded. Accordingly, Guaranty’s stock basis in the QCR stock received in taxable asset sale may differ from the value of such stock at the time of the dissolution of Guaranty. If the value of the shares of QCR common stock at the time they are distributed by Guaranty to its shareholders is greater than or less than their value on the closing date of the sale, Guaranty will recognize capital gain or capital loss equal to such appreciation or depreciation in the value of such stock. This capital gain or capital loss would be short-term capital gain or short-term capital loss if the liquidating distribution is made within one year of the closing of the sale. Any such capital gain or capital loss would flow-out to the shareholders of Guaranty under the S corporation rules and be taxable on a pro rata basis to the Guaranty shareholders for U.S. federal income tax purposes. Any such capital gain or capital loss would be reported on a Schedule K-1 to each Guaranty shareholder and would increase (or decrease) such shareholder’s tax basis in his, her or its Guaranty common stock in the same manner as discussed above with respect to any gain or income (or loss or deduction) recognized on the sale of Guaranty Bank (and any other Guaranty subsidiary) to QCR.

A Guaranty shareholder that is entitled to receive a pro rata distribution upon the dissolution of Guaranty will also recognize additional gain or loss, if any, on such dissolution in an amount equal to the difference between (i) the sum of the cash received and the fair market value of QCR stock received in exchange for Guaranty common stock and (ii) such shareholder’s adjusted tax basis in his, her or its shares of Guaranty common stock (taking into account any applicable adjustments in tax basis for recognized gains or losses that flowed out to that shareholder as described above). Liquidating distributions made by Guaranty to its shareholders will first reduce a shareholder’s tax basis in his, her or its Guaranty common stock (as adjusted for gain, loss or income allocated to shareholders as described above) by an amount equal to the cash distributed plus the fair market value of the QCR common stock distributed based on the fair market value of QCR common stock and such other distributed property on the date of the distribution. A Guaranty shareholder will recognize capital gain equal to any amounts distributed to such shareholder in excess of such adjusted tax basis; provided, that if such Guaranty shareholder holds Guaranty common stock for longer than one year, such gain will be long-term capital gain. A Guaranty shareholder will have a tax basis in the shares of QCR common stock it receives equal to their fair market value on the date of distribution and a shareholder’s holding period in the shares of QCR common stock begin as of the day following the distribution date and will not include the shareholder’s holding period in Guaranty common stock. In the event that Guaranty makes interim distributions to its shareholders that are not part of Guaranty’s complete liquidation, the tax consequences to Guaranty shareholders would differ.

The maximum federal income tax rate for ordinary income and short-term capital gains (for assets held for one year or less) is 39.6%. The maximum federal income tax rate for long-term capital gains (for assets held for longer than one year) is 20%. The use of capital losses is subject to limitations, including, with respect to an individual, the limitation that an individual may deduct only $3,000 of net capital losses (net of capital gains) per year.

Tax Consequences to Dissenting Guaranty Shareholders

Guaranty shareholders who receive solely cash in exchange for their shares of Guaranty common stock as a result of perfecting their dissenters’ rights will recognize gain or loss on the exchange in an amount equal to the difference between the cash received and such shareholder’s adjusted tax basis in the shares of Guaranty common stock exchanged therefor. A dissenting shareholder’s adjusted tax basis in its shares of Guaranty common stock will include adjustments to its tax basis for that shareholder’s allocable portion of Guaranty’s gains and losses recognized on the deemed asset sale as a result of the sale. Any gain or loss recognized by a dissenting shareholder on the cash received in exchange for his, her or its share of Guaranty common stock will generally be capital gain or capital loss. This capital gain or capital loss will be long-term capital gain or long-term capital loss if the dissenting shareholder held its shares of Guaranty common stock for more than one year as of the date of the exchange. Otherwise, the gain or loss will be short-term capital gain or short-term capital loss. For individual taxpayers, the current tax rates and limitations for long-term capital gain and short-term capital loss are set forth above.

Net Investment Income Tax

Certain shareholders with taxable incomes over certain threshold amounts, including individuals and certain estates and trusts, may be subject to an additional 3.8% tax on all or a portion of their “net investment income.” Net investment income will generally include dividends, net gains from the disposition of shares of stock, and a shareholder’s allocable share of income, gain, loss, deduction, and credit allocated from that shareholder’s ownership of stock in an S corporation. However, if the income, gain, loss, deduction or credit from an S corporation is allocable to an activity of the S corporation that is not a passive activity with respect to an S corporation shareholder and is not derived from a trading activity, then that shareholder may be able to exclude his or her allocable portion of the S corporation’s income, gain, loss, deduction and credit that was derived from that non-passive activity from its net investment income. The net investment income tax rules are complex and are dependent on a shareholder’s facts and circumstances, including a determination as to whether each activity of an S corporation would be treated as a passive activity with respect to that shareholder. Shareholders are urged to consult their own tax advisors regarding the potential implications of the net investment income tax resulting from sale, the exercising of their dissenters’ rights and the dissolution of Guaranty.

Backup withholding

Certain Guaranty shareholders may be subject to backup withholding currently at a 28% rate on the cash payments received for their shares of common stock. Backup withholding will not apply, however, for a shareholder that:

•	furnishes to Guaranty a correct taxpayer identification number and certifies that such shareholder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to such shareholder after the date of the completion of the transactions contemplated in the purchase and assumption agreement;

•	provides a certification of foreign status on Form W-8 or successor form; or

•	otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax but is credited against the federal income tax liability of the taxpayer subject to the withholding. If backup withholding results in an overpayment of a taxpayer’s federal income taxes, that taxpayer may obtain a refund from the IRS (provided that the taxpayer timely furnishes the required information to the IRS).

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES, OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF GUARANTY

The following table set forth, as of July 24, 2017, the shares of common stock beneficially owned by Guaranty’s executive officers and directors individually, by all executive officers and directors as a group, and by each shareholder known by Guaranty to beneficially own in excess of five percent of Guaranty’s outstanding common stock. The percentages below are based on 919,462.8251 common shares outstanding as of July 24, 2017.

The address for each shareholder listed in the table below is: c/o Guaranty Bankshares, Ltd., 302 Third Avenue Southeast, Cedar Rapids, Iowa 52401.

Name and Address of Beneficial Owners	Number of Shares Owned and Nature of Beneficial Ownership(1)	Percent of Shares of Common Stock Outstanding
Directors and Executive Officers:
Robert D. Becker(2)	279,298.39	30.4%
Patrick Cobb	49,705.00	5.4%
Nancy H. Evans(3)	23,000.00	2.5%
Christopher J. Lindell(4)	12,828.93	1.4%
Eric Leibsohn	54,411.07	5.9%
Deborah B. Josephson(5)	100,563.57	10.9%
Sherri A. Becker	99,413.57	10.8%
Deborah Neyens(6)	84.77	*
Todd Kerska(7)	3,499.37	*

All Directors and Executive Officers as a Group (9 persons)	622,804.67	67.7%

5% Owners:
GB & T KSOP Plan(8)	82,245.74	8.9%
Linda Deaktor	48,411.07	5.3%
Steven Leibsohn	54,411.07	5.9%

*	Less than 1%.
(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of our common stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from July 24, 2017. As used herein, “voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose or direct the disposition of shares. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.
(2)	Includes shares held in The Harold M. Becker Irrevocable Children’s Trust, for which Mr. Becker serves as trustee. Also includes 5,429.8150 shares held in the KSOP.
(3)	Includes 1,000 shares held by Ms. Evans’ spouse, Jack B. Evans.
(4)	Includes 3,150.9264 shares held in the KSOP.
(5)	Includes 980 shares held in The Lawrence B. Josephson Revocable Trust, for which Lawrence Josephson, spouse of Deborah B. Josephson, is trustee.
(6)	Shares are held in the KSOP.
(7)	Shares are held in the KSOP.
(8)	The KSOP trustees are Robert D. Becker, Todd Kerska, Rick Seger, Doug Olson and Christopher J. Lindell.

COMPARISON OF RIGHTS OF QCR SHAREHOLDERS AND GUARANTY SHAREHOLDERS

If the sale and dissolution are completed, holders of Guaranty common stock will receive shares of QCR common stock as liquidation proceeds in exchange for their shares of Guaranty common stock. The rights of Guaranty shareholders who receive shares of QCR common stock in exchange for their shares of Guaranty common stock will be governed by QCR’s certificate of incorporation and bylaws, as well as the rules and regulations applying to public companies. QCR is incorporated in Delaware and subject to the GGCL and Guaranty is incorporated in Iowa and is subject to the IBCA.

The following discussion summarizes material similarities and differences between the rights of Guaranty shareholders and QCR shareholders and is not a complete description of all of the differences. This discussion is qualified in its entirety by reference to the DGCL and the IBCA and QCR’s and Guaranty’s respective articles of incorporation and bylaws, each as amended and restated from time to time.

	QCR Shareholder Rights	Guaranty Shareholder Rights
Authorized Capital Stock:

QCR is authorized to issue 20 million shares of common stock, par value $1.00 per share, and 250,000 shares of preferred stock, par value $1.00 per share, which we refer to as “QCR preferred stock.”

As of June 30, 2017, QCR had 13,175,234 shares of common stock issued and outstanding, and no shares of QCR preferred stock issued and outstanding. Future issuance of shares of QCR’s preferred stock may affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by QCR’s board of directors.

Guaranty is authorized to issue 2,000,000 shares of common stock, no par value per share. As of June 30, 2017, Guaranty had 919,462.8251 shares of common stock issued and outstanding.

Dividends:	Subject to any rights of holders of QCR preferred stock, QCR may pay dividends if, as and when declared by its board of directors from any funds legally available therefor.	The board of directors of Guaranty may from time to time declare, and Guaranty may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

Number of Directors; Classification:

The QCR board of directors currently consists of 11 members. QCR’s certificate of incorporation provides that its board of directors must consist of not less than three and no more than 15 directors, as may be established by resolution of not less than 80% of the number of directors of the then-current board.

QCR’s board of directors is divided into three classes, with each class

The Guaranty board of directors currently consists of seven members. Guaranty’s articles of incorporation provide that its board of directors must consist of at least one director, with the number of directors determined in the manner set forth in the bylaws. Guaranty’s bylaws provide that the board of directors shall consist of at least

	QCR Shareholder Rights	Guaranty Shareholder Rights
consisting of approximately one-third of the total number of directors. Directors are elected for three-year terms, with one class of directors up for election at each annual meeting of shareholders.

three directors and the number of directors to be elected shall be determined by resolution of the shareholders.

Guaranty’s board of directors are elected each year at the annual shareholders’ meeting. Directors are elected to hold office until the next meeting of shareholders at which directors are elected and until such director’s successor has been elected and qualified.

Election of Directors; Vacancies:

Each QCR shareholder is entitled to one vote for each share of the voting stock held by such shareholder. Directors shall be elected by a plurality vote.

QCR’s certificate of incorporation does not provide for cumulative voting.

QCR’s bylaws provide that any vacancy on the board of directors may be filled at an annual meeting or special meeting of the shareholders called for such purpose, or if such vacancy arises between meetings of shareholders, by a majority vote of the board of directors then in office.

Each outstanding share of Guaranty common stock entitled to vote is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

Guaranty’s articles of incorporation do not provide for cumulative voting. Directors are therefore elected by plurality vote.

Vacancies on Guaranty’s board of directors may be filled by the affirmative vote of a majority of the remaining directors.

Removal of Directors:	A QCR director may be removed at a shareholders’ meeting, for cause, by the affirmative vote of not less than 75% of the outstanding shares entitled to vote.	A Guaranty director may be removed by the shareholders, with or without cause, at a meeting called for that purpose. A director may be removed only if the number of votes cast to remove that director exceeds the number of votes cast not to remove the director.

Call of Special Meeting of Directors:	QCR’s bylaws provide that a special meeting of the board of directors may be called by or at the request of the president or any director.	Guaranty’s bylaws provide that a special meeting of the board of directors may be called by or at the request of the president or any two directors.

Limitation on Director Liability:	QCR’s certificate of incorporation and bylaws provide that, to the fullest extent permitted by the DGCL, a director will not be personally liable to the corporation or its shareholders for	Guaranty’s articles of incorporation provide that a director shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for

	QCR Shareholder Rights	Guaranty Shareholder Rights
	monetary damages for breach of fiduciary duty of directors.	liability (i) for the amount of a financial benefit received by a director to which the director is not entitled, (ii) for an intentional infliction of harm on Guaranty or its shareholders, (iii) for a violation of Section 490.833 of the IBCA (i.e., an unlawful distribution voted for or assented to by the director and that in taking such action the director did not comply with the standards of conduct for directors set forth in Section 490.830 of the IBCA); (iv) for an intentional violation of criminal law, or (v) for an act or omission occurring prior to January 11, 1988. The articles of incorporation continue, however, and state that if the IBCA allows for the further elimination or limitation of the personal liability of directors, then the liability of a director of Guaranty shall be eliminated or limited to the fullest extent permitted by the IBCA.

Indemnification:

QCR’s bylaws provide that the corporation will indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Guaranty’s articles of incorporation provide that the corporation may indemnify, and advance expenses to, any director, officer, employee or agent of the corporation to the fullest extent permitted by the IBCA.

	QCR Shareholder Rights	Guaranty Shareholder Rights
Further, QCR will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Call of Special Meetings of Shareholders:

QCR’s bylaws provide that a special meeting of the shareholders may be called by the chair of the board, the president, the board of directors or at the request in writing of shareholders owning a majority of the issued and outstanding voting stock of the corporation.

Written notice stating the place (if any), date, hour, record date for determining shareholders entitled to vote at the meeting, means of remote

Guaranty’s bylaws provide that a special meeting of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the board of directors, and shall be called by the president at the request of the holders of not less than one-tenth of all the outstanding shares of the corporation entitled to vote at the meeting.

	QCR Shareholder Rights	Guaranty Shareholder Rights
	communication (if any), place where the shareholder list may examined prior to the meeting and purpose(s) of the special meeting must be delivered, either personally or by mail or facsimile, not less than 10 nor more than 60 days before the date of the meeting.	Written or printed notice stating the place, day and hour of the meeting, and the purpose or purposes for which the special meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail.

Quorum of Shareholders:	QCR’s bylaws provide that a majority of the outstanding shares of voting stock, represented in person or by proxy, constitutes a quorum at any meeting of shareholders.	Guaranty’s bylaws provide that a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

Advance Notice Regarding Shareholder Proposals (other than Nomination of Candidates for Election to the Board of Directors):

QCR’s bylaws provide that for a shareholder to properly bring business before an annual or special meeting of shareholders, written notice of such proposal must be delivered, mailed or telegraphed to the secretary of the corporation at the principal executive offices of the corporation not less than 30 days nor more than 75 days prior to the date of the originally scheduled meeting (provided, however, that if less than 40 days’ notice of the date of the scheduled meeting is given or made by the corporation, notice by the shareholder to be timely must be so delivered, mailed or telegraphed to the corporation not later than the close of business on the 10th day following the day on which notice of the date of the scheduled meeting was first mailed to shareholders).

A shareholder’s notice to the secretary shall set forth the following as to each matter the shareholder proposes to bring before the meeting: (i) a brief description of the proposal desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on the corporation’s books, of the shareholder proposing such business, (iii) the number of shares of the corporation’s common stock beneficially owned by such

Guaranty’s articles of incorporation and bylaws are silent regarding the advance notice procedures required by shareholders to properly bring business before an annual or special meeting of the shareholders.

	QCR Shareholder Rights	Guaranty Shareholder Rights
shareholder on the date of such shareholder’s notice, and (iv) any financial or other interest of such shareholder in the proposal.

Advance Notice Regarding Shareholders Nomination of Candidates for Election to the Board of Directors:

QCR’s bylaws provide that nominations, of persons for election to the board of directors may be made at an annual or special meeting of shareholders by a shareholder of QCR.

For nominations for election to the board of directors of QCR to be properly brought before an annual or special meeting, written notice of such nomination(s) must be delivered to or mailed and received by the secretary of the corporation at the principal executive offices of the corporation not less than 30 days nor more than 75 days prior to the meeting (provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of meeting was mailed or such public disclosure was made).

A shareholder’s notice to the secretary shall set forth: (i) the name and address of record of the shareholder who intends to make the nomination, (ii) a representation that the shareholder is, a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee, (iv) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which

Guaranty’s articles of incorporation and bylaws are silent regarding the advance notice procedures required by shareholders for the nomination of persons for election to the board of directors.

	QCR Shareholder Rights	Guaranty Shareholder Rights
the nomination or nominations are to be made by the shareholder, (v) such other information regarding such nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, as then in effect, and (vi) the consent of each nominee to serve as a director of the corporation if so elected.

Shareholder Action by Written Consent:	QCR’s certificate of incorporation provides that any action required or permitted to be taken by the holders of capital stock of the corporation must be effected at a duly called annual or special meeting of the holders of capital stock of the corporation and may not be effected by any consent in writing by such holders, unless such action is authorized by not less than 80% of the number of directors.	Guaranty’s bylaws provide that any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Appointment and Removal of Officers:

QCR’s bylaws provide that the officers shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the shareholders. Each officer will hold office until his or her successor is duly elected and qualified or until his or her prior death, resignation or removal.

Any officer may be removed by the board of directors whenever in its judgment the best interests of the corporation will be served thereby.

Guaranty’s bylaws provide that the officers of the corporation to be elected by the board of directors shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the shareholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed by the board of directors.

Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interests of the corporation would be served by such removal.

Required Vote for Certain Transactions	The QCR certificate of incorporation requires the affirmative vote of shareholders having at least 75% of the voting power of all outstanding voting stock for the following transactions: (i) sale or consolidation,	The IBCA provides that the approval of a plan of merger or share exchange shall require the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of

	QCR Shareholder Rights	Guaranty Shareholder Rights
	(ii) sale, lease or exchange of all or substantially all of the assets of the corporation, (iii) issuance or transfer of any voting securities to a corporation, person or entity in exchange for cash, assets or securities, and (iv) voluntary dissolution of the corporation. However, such vote is not necessary for any such transaction if approved by not less than 80% of the number of directors then in office.	the votes entitled to be cast on the plan exists.

Amendment to Charter and Bylaws:

An amendment to the certificate of incorporation that relates to certain provisions, including the amendment process, use of written ballots, business combinations with interested shareholders and shareholder action by written consent, must be approved by the affirmative vote of the holders of shares having at least 75% of the voting power of all outstanding stock of the corporation entitled to vote thereon.

Otherwise, as provided by the DGCL, the certificate of incorporation may be amended by the affirmative vote of at least a majority of the shares entitled to vote on the proposal after the board of directors has passed a resolution by majority vote setting forth the proposed amendment and directing that it be submitted to a vote at a shareholders’ meeting.

The bylaws of QCR may be amended, altered, changed or repealed by either an affirmative vote of holders of not less than 75% of the outstanding shares of stock entitled to vote or the affirmative vote of not less than 80% of the directors then in office.

As provided by the IBCA, the articles of incorporation may be amended by the board of directors without shareholder approval only for certain administrative changes as specified in the IBCA. All other amendments to the articles of incorporation may be made by the board of directors and must be submitted to the shareholders for their approval. Unless the board of directors conditions its submission of the amendment to the shareholders to a greater vote, approval of the amendment requires the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the amendment exists.

The bylaws of Guaranty may be altered, amended or repealed and new bylaws may be adopted by the board of directors at any regular or special meeting of the board of directors.

SHAREHOLDER PROPOSALS

QCR’s 2017 annual meeting of shareholders was held on May 12, 2017. QCR generally holds its annual meeting of the shareholders in May of each year. For business to be properly brought before the 2018 annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation and such proposed business must otherwise be a proper matter for shareholder action. To be timely, a shareholder’s notice must be delivered to or mailed to and received by the Secretary at the principal executive offices of the corporation between February 25, 2018 and April 11, 2018; provided, however, that if QCR provides less than 40 days’ notice of the annual meeting, notice by the shareholder, to be timely, must be delivered no later than 10 days from the date on which notice of the meeting was mailed. The shareholder notice must set forth: (i) a brief description of the proposal and the reasons for conducting such business at the meeting; (ii) the name and address of the proposing shareholder; (iii) the number of shares of the QCR’s common stock beneficially owned by the shareholder on the date of the notice; and (iv) any financial or other interest of the shareholder in the proposal. Shareholder proposals brought in this manner will not be included in QCR’s proxy statement.

If the sale and dissolution occurs, there will be no Guaranty annual meeting of shareholders for 2018. Guaranty will hold its 2018 annual meeting of shareholders only if the sale and dissolution are not completed.

LEGAL MATTERS

The validity of the QCR common stock to be issued in connection with the sale will be passed upon for QCR by Barack Ferrazzano Kirschbaum & Nagelberg LLP. Certain U.S. federal income tax consequences relating to the sale and the dissolution will be passed upon for Guaranty by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements of QCR Holdings, Inc. and subsidiaries as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 and the effectiveness of internal control over financial reporting as of December 31, 2016 incorporated in this Amendment No. 1 to Form S-4 by reference from the QCR Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2016 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their reports thereon incorporated by reference in this Amendment No. 1 to Form S-4 and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

QCR has filed a registration statement on Form S-4 with the SEC that registers the QCR common stock to be issued to Guaranty. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of QCR and a proxy statement of Guaranty for its special meeting. As allowed by SEC rules and regulations, this proxy statement/prospectus does not contain all of the information in the registration statement.

QCR files reports, proxy statements, and other information with the SEC under the Exchange Act. The SEC maintains a web site that contains such reports, proxy statements and other information about public companies, including Guaranty’s and QCR’s filings. The Internet address of that site is www.sec.gov. You may also read and copy any materials filed with the SEC by QCR at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may obtain copies of the information that QCR files with the SEC, free of charge by accessing QCR’s website at www.qcrh.com under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from QCR upon written request to QCR Holdings, Inc., Corporate Secretary, Moline, Illinois 61265 or by calling (309) 743-7745.

As a registered bank holding company, QCR files unaudited quarterly and annual reports called “Consolidated Financial Statements for Bank Holding Companies” on Form FR Y-9C with the Federal Reserve, which we refer to as a Consolidated Financial Report. In addition, the Bank files unaudited quarterly and annual reports called “Consolidated Reports of Condition and Income” with the FDIC, which we refer to as a Bank Call Report.

The Consolidated Financial Reports and Bank Call Reports are prepared in accordance with regulatory instructions issued by the Federal Financial Institutions Examination Council. The financial statements and other information in the Consolidated Financial Reports and Bank Call Reports are not audited by independent auditors. Because of the special supervisory, regulatory and economic policy needs served by the Consolidated Financial Reports and Bank Call Reports, those regulatory instructions do not in all cases follow generally accepted accounting principles in the United States, including the opinions and statements of the Financial Accounting Standards Board or the Accounting Principles Board. Although Consolidated Financial Reports and Bank Call Reports are primarily supervisory and regulatory documents, rather than financial accounting documents, and do not provide a complete range of financial disclosure, they nevertheless provide important information concerning Guaranty’s financial condition and results of operations and the financial condition and results of operations of the Bank.

The publicly available portions of the Consolidated Financial Reports filed by Guaranty are publicly available on the Federal Financial Institutions Examination Council’s website at www.ffiec.gov and the publicly available portions of the Bank Call Reports filed by the Bank are publicly available on the FDIC’s website at www.fdic.gov. Alternatively, these documents, when available, can be obtained free of charge from Guaranty upon written request to Guaranty Bankshares, Ltd., Todd Kerska, 302 Third Avenue Southeast, Cedar Rapids, Iowa 52401 or by calling (319) 286-6251.

QCR’s Internet address is www.qcrh.com. Guaranty’s Internet address is www.guaranty-bank.com. The information on QCR’s and Guaranty’s websites is not part of this proxy statement/prospectus.

The SEC allows QCR to “incorporate by reference” the information that files with the SEC, which means that QCR can disclose important information to you by referring to its filings with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, and certain information that QCR files later with the SEC will automatically update and supersede the information in this proxy statement/prospectus.

QCR incorporates by reference the following documents QCR has filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information in these documents that is not deemed to be filed with the SEC:

•	QCR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 10, 2017;

•	QCR Quarterly Reports on Form 10-Q for the periods ended March 31, 2017 and June 30, 2017, filed with the SEC on May 9, 2017 and August 8, 2017;

•	QCR Proxy Statement on Schedule 14A for the 2017 annual meeting of shareholders filed on April 3, 2017;

•	The description of QCR’s common stock contained in QCR registration statement on Form S-3, filed on October 17, 2014 and declared effective on October 29, 2014, and any amendment or report filed for the purpose of updating such description; and

•	QCR’s Current Reports on Form 8-K filed with the SEC on February 13, 2017, May 16, 2017, May 18, 2017, June 8, 2017 and August 2, 2017.

In addition, QCR is incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting of the Guaranty shareholders, provided, however, that QCR is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

If you would like to request documents, please do so by September 13, 2017 to receive them before the Guaranty special meeting.

QCR has supplied all of the information contained in this proxy statement/prospectus relating to QCR and its subsidiary bank. Guaranty has supplied all of the information relating to Guaranty and the Bank.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to Guaranty shareholders in connection with the acquisition. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated August 15, 2017. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date other than such date, and neither the mailing of this proxy statement/prospectus nor the issuance by QCR of shares of QCR common stock in connection with the acquisition will create any implication to the contrary.

Appendix A

PURCHASE AND ASSUMPTION AGREEMENT

BETWEEN

QCR HOLDINGS, INC.

AND

GUARANTY BANKSHARES, LTD.

June 8, 2017

A-i

A-ii

A-iii

PURCHASE AND ASSUMPTION AGREEMENT

THIS PURCHASE AND ASSUMPTION AGREEMENT (together with all exhibits and schedules, this “Agreement”) is entered into as of June 8, 2017, by and between QCR Holdings, Inc., a Delaware corporation (“Acquiror”), and Guaranty Bankshares, Ltd., an Iowa corporation (the “Company”).

RECITALS

A. The Company is the sole owner of: (i) 50 shares of common stock, $10,000 par value per share, of Guaranty Bank and Trust Company, an Iowa state chartered bank headquartered in Cedar Rapids, Iowa (the “Bank”), which represent all of the issued and outstanding capital stock of the Bank; and (ii) 1,100,000 shares of common stock, $1.00 par value per share, of Guaranty Realty, Inc., an Iowa corporation (the “Realty Subsidiary”), which represent all of the issued and outstanding capital stock of the Realty Subsidiary (collectively with the Bank common stock, the “Subsidiary Stock”).

B. Acquiror desires to purchase from the Company, and the Company desires to sell to Acquiror, on the terms and conditions set forth in this Agreement, the Subsidiary Stock and certain of the Company’s assets (the “Stock and Asset Purchase”).

C. In connection with the Stock and Asset Purchase, the Company desires to transfer to Acquiror, and Acquiror wishes to assume all of the issued and outstanding common securities (collectively, the “Common Securities”) of Guaranty Bankshares Statutory Trust I (the “Trust”), and shall assume, on the terms and conditions set forth in this Agreement: (i) all liabilities related to the trust preferred securities (the “Trust Preferred Securities”) issued by the Trust; and (ii) the obligations of the Company pursuant to the junior subordinated debentures issued by the Company to the Trust (the “Trust Debentures”). Such transfer and assumption described in clauses (i) and (ii) of this recital are hereinafter referred to as the “TruPS Assumption.”

D. As an inducement to Acquiror to enter into this Agreement, the directors and executive officers of the Company in office as of the date of this Agreement have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A.

E. As further inducement to Acquiror to enter into this Agreement, certain of the Company’s stockholders have, concurrently with the execution of this Agreement, entered into an agreement containing restrictions on the disposition of shares of Acquiror Common Stock ultimately obtained in connection with this Agreement.

F. The parties desire to make certain representations, warranties and agreements in connection with the Stock and Asset Purchase, the TruPS Assumption and the other transactions contemplated by this Agreement and the parties also agree to certain prescribed conditions to the Stock and Asset Purchase, the TruPS Assumption and other transactions.

AGREEMENTS

In consideration of the foregoing premises and the following mutual promises, covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

PURCHASE AND ASSUMPTION

Section 1.1 The Stock and Asset Purchase. On the terms and subject to the conditions hereinafter set forth, the Company agrees to sell, convey, assign, transfer and deliver to Acquiror, free and clear of all liens and encumbrances, and Acquiror agrees to purchase from the Company, for the price hereinafter set forth, all of the Company’s right, title and interest in the following:

(a) the Subsidiary Stock; and

(b) certain of the Company’s Assets listed on Section 1.1(b) of the Company Disclosure Schedules (the “Acquired Assets”).

Section 1.2 TruPS Assumption. As of the Effective Time and upon the terms and conditions set forth in this Agreement: (a) the Company will sell, assign, transfer, convey and deliver to Acquiror, and Acquiror will acquire from the Company, all of the rights, title and interests of the Company in the Trust, including the Common Securities, free and clear of any security interest, lien, encumbrance or other charge and all records associated therewith, but subject to the terms and conditions of the agreements related to the Trust Preferred Securities and Trust Debentures; (b) Acquiror will assume and discharge, at Acquiror’s sole cost and expense, all of the Company’s covenants, agreements and obligations under and relating to the Trust Preferred Securities and the Trust Debentures; and (c) Acquiror will cause the Trust, at Acquiror’s sole cost and expense, to discharge its obligations with respect to the Trust Preferred Securities and Trust Debentures arising after the Effective Time in accordance with the terms and conditions of the agreements related to the Trust Preferred Securities, the Trust Debentures and the TruPS Assumption.

Section 1.3 Effective Time; Closing.

(a) Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Stock and Asset Purchase (the “Closing”) shall occur through the mail or at a place that is mutually acceptable to Acquiror and the Company, or if they fail to agree, at the offices of Barack Ferrazzano Kirschbaum & Nagelberg LLP, located at 200 West Madison Street, Suite 3900, Chicago, Illinois 60606, at 10:00 a.m., local time, on the date that is five (5) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in Article 8 and Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and the Company may agree in writing (the “Closing Date”). Subject to the provisions of Article 10, failure to consummate the Stock and Asset Purchase on the date and time and at the place determined pursuant to this Section 1.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement. The Stock and Asset Purchase shall be deemed to be effective at 11:59 p.m. on the Closing Date or at such other time as agreed to by the parties (the “Effective Time”).

Section 1.4 The Company’s Deliveries at Closing. At the Closing, the Company shall deliver, or cause to be delivered, the following items to Acquiror:

(a) the certificates representing the issued and outstanding shares of Subsidiary Stock, duly endorsed or accompanied by duly executed stock powers, all in such form as to permit title to the Subsidiary Stock to be transferred free and clear of any lien or encumbrance to Acquiror on the books and records of the Bank and the Realty Subsidiary;

(b) a Bill of Sale for the Acquired Assets in substantially the form attached hereto as Exhibit B, signed by a duly authorized officer of the Company;

(c) a Tenant Estoppel Certificate for each Tenant Lease in substantially the form attached hereto as Exhibit C, signed by the Tenant for each Tenant Lease;

(d) the title insurance policies or irrevocable commitment to issue such policies, as referred to in Section 5.7(b);

(e) written resignations, effective the Closing Date, executed by each officer and director of the Bank and the Realty Subsidiary, as may be requested by Acquiror;

(f) a properly completed and executed IRS Form W-9 from the Company;

(g) a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Sections 8.1 and 8.2;

(h) an assignment and assumption agreement or supplemental indenture, in a form satisfactory to the trustee and Acquiror, to effectuate the TruPS Assumption, assigning all of the Company’s covenants, agreements and obligations under the Trust Debentures to Acquiror (the “Supplemental Indenture”), signed by a duly authorized officer of the Company, and any and all other documentation and consents required by the trustee to effect the TruPS Assumption;

(i) copies of resolutions of the stockholders of the Company and the Company Board authorizing and approving this Agreement and transactions contemplated herein, certified as of the Closing Date by the Secretary or any Assistant Secretary of the Company; and

(j) such other documents as Acquiror or its counsel shall reasonably request.

Section 1.5 Acquiror’s Deliveries at Closing. At the Closing, Acquiror shall deliver, or cause to be delivered, the following items to the Company:

(a) by wire transfer of immediately available funds, an amount equal to the Cash Consideration;

(b) certificates or book-entry shares representing shares of Acquiror Common Stock comprising the Stock Consideration;

(c) a Receipt for the Acquired Assets in substantially the form attached hereto as Exhibit B, signed by a duly authorized officer of Acquiror;

(d) a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Sections 9.1 and 9.2;

(e) the Supplemental Indenture signed by a duly authorized officer of Acquiror, and any and all other documentation required by the trustee to effect the TruPS Assumption;

(f) copies of resolutions of the Acquiror Board authorizing and approving this Agreement and transactions contemplated herein, certified as of the Closing Date by the Secretary or any Assistant Secretary of the Company; and

(g) such other documents as Company or its counsel shall reasonably request.

Section 1.6 Bank Merger. The parties wish to effect the Bank Merger immediately following the Stock and Asset Purchase. At the effective time of the Bank Merger, the separate existence of the Bank will terminate. Acquiror Bank will be the surviving bank and will continue its existence under applicable Legal Requirements. The Bank Merger shall be accomplished pursuant to a merger agreement containing such terms and conditions as are ordinary and customary for affiliated bank merger transactions of such type.

Section 1.7 Alternative Structure. Before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided, that: (a) any such change shall not affect the U.S. federal income tax consequences of the Stock and Asset Purchase to the Company; and (b) no such change shall (i) alter or change the amount or kind of the consideration to be issued to the Company as consideration in the Stock and Asset Purchase, (ii) materially impede or delay consummation of the Stock and Asset Purchase, or (iii) require submission to or approval of the Company’s stockholders after the Stock and Asset Purchase has been approved by the Company’s stockholders. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.

Section 1.8 Tax Treatment. The parties acknowledge and agree that because the Company is an “S corporation” (within the meaning of Section 1361(a) of the Code) and each of the Company’s Subsidiaries is a “qualified subchapter S subsidiary” (within the meaning of Section 1361(b)(3)(B) of the Code) (a “QSub”), the sale and exchange of 100% of the stock of the Bank and the Realty Subsidiary pursuant to this Agreement will be treated as a taxable purchase and sale of the assets of the Bank and the Realty Subsidiary for federal and applicable state income tax purposes. The parties further acknowledge and agree that because each of the Bank and the Realty Subsidiary, as a QSub, is a “disregarded entity” for federal and applicable state income tax purposes, the deemed sale and exchange of the assets of the Bank and the Realty Subsidiary, pursuant to Example 9 under Treasury Regulation Section 1.1361-5(b)(3), will necessitate the allocation of the Purchase Price (including any applicable indebtedness treated as assumed or taken subject to the assets of the Bank and the Realty Subsidiary) among the assets of the Bank and the Realty Subsidiary in accordance with Section 7.5.

ARTICLE 2

PURCHASE PRICE

Section 2.1 Purchase Price.

(a) On the terms and subject to the conditions hereinafter set forth, at the Closing, the Company agrees to sell the Subsidiary Stock and Acquired Assets, and Acquiror agrees to purchase the Subsidiary Stock and the Acquired Assets, in exchange for the TruPS Assumption and the payment by Acquiror to the Company of a total purchase price, subject to adjustment as provided in this Agreement, equal to: (i) 1.53 multiplied by the Adjusted Tangible Equity, up to an amount equal to $24,286,985 (“Core Capital”); plus (ii) the Adjusted Tangible Equity in excess of Core Capital, each as reflected in the Closing Balance Sheet prepared in accordance with Section 7.10 (the “Purchase Price”). The Purchase Price is intended to be paid approximately twenty-one percent (21%) in cash and seventy-nine percent (79%) in shares of Acquiror Common Stock, as follows:

(i) The cash portion of the Purchase Price shall mean an amount of cash equal to the Purchase Price multiplied by .21 (the “Cash Consideration”); and

(ii) The stock portion of the Purchase Price shall mean the number of shares of Acquiror Common Stock equal to the Aggregate Share Amount (as defined below) multiplied by .79 (the “Stock Consideration”).

(b) The “Aggregate Share Amount” shall be determined as follows:

(i) If the Acquiror Common Stock Price is at least $38.34 and no more than $51.87, the Aggregate Share Amount shall be the number of shares of Acquiror Common Stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing (A) the Purchase Price by (B) the Acquiror Common Stock Price;

(ii) If the Acquiror Common Stock Price is less than $38.34, the Aggregate Share Amount shall be the number of shares of Acquiror Common Stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing (A) the Purchase Price by (B) $38.34; and

(iii) If the Acquiror Common Stock Price is greater than $51.87, the Aggregate Share Amount shall be the number of shares of Acquiror Common Stock equal to the quotient (rounded up to the nearest whole share) obtained by dividing (A) the Purchase Price by (B) $51.87.

(c) If, between the date of this Agreement and the Effective Time, shares of Acquiror Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to the Company at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted so that the number of such shares of Acquiror Common Stock (or such class of shares into which shares of Acquiror Common Stock have been changed) that will be issued as Stock Consideration will equal in number of such shares that the Company would have received pursuant to such reclassification, recapitalization, split-up, combination, exchange of shares, readjustment or stock dividend had the record date therefore had been immediately following the Effective Time.

(d) Notwithstanding anything in this Agreement to the contrary, if an adjustment to the Purchase Price pursuant to this Agreement decreases the Cash Consideration to less than twenty-one percent (21%) of the aggregate Purchase Price, then Acquiror shall have the right to adjust the allocation of the Purchase Price between the Cash Consideration and the Stock Consideration to ensure that the Cash Consideration is no less than twenty-one percent (21%) of the aggregate Purchase Price.

(e) At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to American Stock Transfer & Trust Company, LLC, a sufficient number of shares of Acquiror Common Stock for payment of the Stock Consideration pursuant to this Section 2.1.

Section 2.2 No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Stock Consideration in connection with the Stock and Asset Purchase. If the Company is otherwise entitled to receive a fractional share of Acquiror Common Stock pursuant to this Article 2 shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

Section 2.3 Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Stock and Asset Purchase or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the IBCA (collectively, the “Dissenters’ Shares”) shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the IBCA, except for all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting stockholders under the IBCA. The Company shall give Acquiror: (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the IBCA and received by the Company relating to stockholders’ dissenters’ rights; and (b) the opportunity to participate in all negotiations and proceedings with respect to demands under the IBCA consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (i) make any payment with respect to such demand, (ii) offer to settle or settle any demand for payment of fair value or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the IBCA.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as Previously Disclosed, the Company hereby represents and warrants to Acquiror as follows:

Section 3.1 Company Organization. The Company: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Iowa and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company; (b) is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The Company has delivered or made available to Acquiror copies of the Company Articles of Incorporation and Company Bylaws and all amendments thereto, each of which are true, complete and correct, and in full force and effect as of the date of this Agreement. The Company has no Subsidiaries other than the Bank and those entities listed on Section 3.1 of the Company Disclosure Schedules.

Section 3.2 Company Subsidiary Organizations. The Bank is an Iowa state chartered bank duly organized, validly existing and in good standing under the laws of the state of Iowa. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Company or such Subsidiary of the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

Section 3.3 Authorization; Enforceability. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board. The Company Board has determined that the Stock and Asset Purchase, on substantially the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of the Company and its stockholders. The Company Board has directed the Stock and Asset Purchase, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company’s stockholders for consideration at a duly held meeting of such stockholders and has resolved to recommend that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3.4 No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Company Stockholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, the Company or any of its Subsidiaries; (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (c) contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its Subsidiaries under any Company Material Contract, except (in case of clause (c)) for such contraventions, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Iowa Division of Banking and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the NASDAQ Global Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 3.5 Company Capitalization.

(a) The authorized capital stock of the Company currently consists exclusively of 2,000,000 shares of Company Common Stock, of which, as of March 31, 2017 (the “Company Capitalization Date”), 954,426.2915 were issued and 919,462.8253 shares were outstanding. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) No equity-based awards were outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not: (i) issued or repurchased any shares of Company Common Stock or other equity securities of the Company, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Common Stock or any other equity-based awards. From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards; (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Company Benefit Plan.

(c) None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the Company Capitalization Date, no shares of Company Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of the Company or any of its Subsidiaries have been declared, set aside, made or paid to the stockholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.6 Company Subsidiary Capitalization.

(a) The authorized capital stock of the Bank currently consists exclusively of 50 shares of common stock, all of which, as of the Company Capitalization date, were issued and outstanding. The authorized capital stock of the Realty Subsidiary currently consists exclusively of 1,500,000 shares of common stock, of which, as of the Company Capitalization date, 1,100,000 were issued and outstanding.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

Section 3.7 Financial Statements and Reports; Regulatory Filings.

(a) True and complete copies of the following financial statements (collectively, the “Company Financial Statements”) have been made available to Acquiror: (i) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2014, 2015 and 2016, and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended; and (ii) the unaudited consolidated interim balance sheet of Company and its Subsidiaries as of March 31, 2017 and the related statement of income for the three-month period then ended.

(b) The Company Financial Statements have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements, including the maintenance of an adequate system of internal controls. Taken together, the Financial Statements are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements.

(c) The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2015, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on the Company and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(d) There has not been any event or occurrence since January 1, 2015 that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 3.8 Books and Records. The books of account, minute books, stock record books and other records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company’s business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect the substance of events and transactions included therein.

Section 3.9 Properties.

(a) Section 3.9 of the Company Disclosure Schedules lists or describes all interests in real property owned by the Company and each of its Subsidiaries, including OREO, as of the date of this Agreement, together with the address of such real estate, and each lease of real property to which it is a party, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office.

(b) The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Company or the Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company’s Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement (collectively, the “Company Permitted Exceptions”). The Company and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. To the Knowledge of the Company, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

(c) Landlord Operations and Leased Premises.

(i) Section 3.9(c)(i) of the Company Disclosure Schedules (the “Lease List”) sets forth a complete list of all premises for which the Company Subsidiaries lease any real property to any third party tenant(s) (the “Leased Premises”). The Company has made available to Acquiror true and complete copies of each lease, occupancy agreement, rental agreement, services agreement or license, and any amendments or modifications thereto, with respect to any of the Leased Premises (collectively, the “Tenant Leases”), and has identified on the Lease List the name and business address of each tenant under the Tenant Leases (individually, a “Tenant” and collectively, the “Tenants”) as set forth in the Company Subsidiaries’ records. There is no person or entity in possession, or having right to possession, of the Leased Premises not listed on the Lease List. The rents under the Tenant Leases are being collected on a current basis, except as set forth in the Lease List, and no Tenant has paid rent more than one month in advance. No Tenant is entitled to rental concessions or abatements for any period subsequent to the Closing Date.

(ii) None of the Company or the Company Subsidiaries has received any written notice of any pending, nor has any knowledge of any proposed or threatened condemnation proceedings affecting the Leased Premises or has any knowledge of any proposed or threatened proceeding for any rezoning that would affect the Leased Premises.

(iii) (A) Each of the Tenant Leases is in full force and effect and enforceable against the Tenant in accordance with its terms, (B) there are no pending or, to the knowledge of the Company or the Company Subsidiaries, threatened actions, suits, claims or legal proceedings against the Company or the Company Subsidiaries with regard to the Leased Premises or any of the Tenant Leases, (C) no commissions to any broker or leasing agent or allowances to Tenants are due or will become due on account of any of the Tenant Leases, and (D) to the knowledge of the Company and the Company Subsidiaries, there are no breaches or defaults by any of the Tenants under their respective Tenant Leases (after giving effect to any applicable notice or cure periods) and there are no facts or circumstances which would give rise to such a breach or default.

(iv) All work required to be performed by the Company Subsidiaries under the Tenant Leases or any other contract or agreement affecting the Leased Premises has been completed, or will be completed prior to the Closing Date, in a workmanlike manner and in accordance with the Tenant Leases and all applicable law and regulations.

(v) To the knowledge of the Company and the Company Subsidiaries, there is not now pending nor has there been threatened or asserted any claim, action, suit or proceeding against the Company or the Company Subsidiaries with regard to the Leased Premises or any of the Tenant Leases.

Section 3.10 Loans; Loan Loss Reserve.

(a) Each loan, loan agreement, note, lease or other borrowing agreement by the Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Company Loans”) reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, to the Knowledge of the Company, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b) All Company Loans originated or purchased by the Bank were made or purchased in accordance with the policies of the board of directors of the Bank and in the Ordinary Course of Business of the Bank. The Bank’s interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Bank has complied in all respects with all Legal Requirements relating to such Company Loans, except where the failure to so comply would not have a Material Adverse Effect on the Company. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or an entity controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

(c) Section 3.10(c) of the Company Disclosure Schedules lists, as of March 31, 2017, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank; (iii) that has been listed on any “watch list” or similar internal report of the Bank; (iv) that has been the subject of any notice from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; (v) with respect to which the Company has Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; or (vi) that represents an extension of credit to an executive officer or director of the Bank or an entity controlled by an executive officer or director.

(d) The Bank’s allowance for loan and lease losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank’s continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with the Bank’s internal policies, and, in the judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off in whole or in part, on outstanding Company Loans.

(e) To the Knowledge of the Company and subject to general loss histories related to categories of performing loans: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank’s allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

Section 3.11 Taxes.

(a) The Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all Tax Returns that it was required to file, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided.

(b) There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company and its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by the Company and each of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Regulatory Authority. Neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the Company’s or its Subsidiaries’ assets. Neither the Company nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect. None of the Company or any of its Subsidiaries is a party to a Tax sharing, Tax allocation or similar agreement.

(c) The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by the Company and its Subsidiaries with respect to the last five (5) fiscal years.

(d) To the Knowledge of the Company, the Company and each of its Subsidiaries has not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations: (i) which is a “listed transaction” as set forth in Treasury Regulation Section 1.6011-4(b)(2) or (ii) with respect to which the Company or any of its Subsidiaries has been required to disclose on its federal income Tax Returns any position that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code or the Treasury Regulations promulgated thereunder.

(e) During the period commencing January 1, 1999, and ending on the close of business on the Closing Date (the “S Period”), the Company has been an “S corporation” within the meaning of Section 1361(a) of the Code, and a valid election under Section 1362 of the Code (an “S election”) has been in effect with respect to the Company at all times for the S Period, without accounting for any later attempts or actions to cure on invalid S election during the S Period. A valid S election or similar election has been in effect with respect to the Company during the S Period in all relevant state and local jurisdictions in which the Company is subject to Tax and in which such election is required in order for the Company to be treated as an “S corporation” for applicable state or local Tax purposes. There have been no events, transactions or activities of the Company, the Company’s Subsidiaries or any of the Company’s stockholders which would cause, or would have caused, the status of the Company as S corporation to be subject to termination or revocation (whether purposefully or inadvertently). Each of the Company’s stockholders has been a Person described in Section 1361(b)(1)(B) of the Code at all times that such Person held shares of Company Common Stock during the S Period, and at no time during the S Period was any stockholder of the Company a non-resident alien.

(f) During the S Period, each of the Bank and the Realty Subsidiary was a QSub, and a valid election under Section 1361(b)(3)(B) of the Code (a “QSub election”) has been in effect with respect to the Bank and the Realty Subsidiary at all times for such period, without accounting for any later attempts or actions taken to cure an invalid QSub election during the S Period, and as of the Closing Date each of the Bank and the Realty Subsidiary will be a QSub. A valid QSub election or similar election has been in effect with respect to the Bank during such period, without accounting for any later attempts or actions taken to cure an invalid QSub election during the S Period, in all relevant state and local jurisdictions in which the Company is subject to Tax and in which such election is required in order for each of the Bank and the Realty Subsidiary to be treated as a QSub for applicable state or local Tax purposes.

(g) No claim has been made in writing by any Regulatory Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction. No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company or any of its Subsidiaries, or entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(h) The Company and each of its Subsidiaries have complied in all respects with all Legal Requirements relating to the payment and withholding of Taxes and has properly and timely withheld all Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder, Affiliate, customer, supplier or other Person. To the extent required, the Company and each of its Subsidiaries have properly and timely paid all such withheld Taxes to the Regulatory Authority or have properly set aside such withheld amounts in accounts for such purpose.

(i) Neither the Company nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any change in method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date.

(j) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Neither the Company nor any of its Subsidiaries has for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(k) Neither the Company nor any of its Subsidiaries has any potential liability for any Tax under Section 1374 of the Code and shall not be subject to Tax under Section 1374 of the Code in connection with the Contemplated Transactions. During the past ten (10) years, neither the Company nor any of its Subsidiaries has (i) acquired assets from another corporation in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a QSub.

Section 3.12 Employee Benefits.

(a) Section 3.12(a) of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan: (i) a copy of the Company’s current employee policy manual, (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related plan descriptions and other material written communications provided to participants of Company Benefit Plans; (iii) to the extent applicable, the last three (3) years’ annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iv) other material ancillary documents including the following documents related to each Company Benefit Plan:

(i) all material contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors;

(ii) all notices and other material written communications that were given by the Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL or the PBGC pursuant to applicable Legal Requirements within the three (3) years preceding the date of this Agreement;

(iii) all notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the three (3) years preceding the date of this Agreement; and

(iv) with respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award), (A) a complete and correct list of recipients of outstanding awards as of the date hereof, (B) the number of outstanding awards held by each recipient as of the date hereof and (C) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.

(b) Except as set forth in Section 3.12(b) of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the transactions contemplated by this Agreement. No Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

(c) Neither the Company nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or, could have any liability with respect to, (i) any “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a “multiple employer plan” (as described in Section 413(c) of the Code) or is provided by or through a professional employer organization, such Company Benefit Plan complies in all respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither the Company nor any of the Company ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to, or has, has had or could have any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA). No Company Benefit Plan is underfunded when comparing the present value of accrued liabilities under such plan to the market value of plan assets.

(d) Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Company’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.

(e) Each Company Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(f) Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Company’s Knowledge, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

(g) No Company Benefit Plan fiduciary or any other person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Company’s Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(h) No Company Benefit Plan or Company Benefit Plan fiduciary has engaged in any transaction involving Company Common Stock with respect to which a selling stockholder has made an election under Code Section 1042 and the Company has consented under Code Section 1042 to the application of Code Sections 4978 and 4979A.

(i) All accrued contributions and other payments to be made by the Company or any Subsidiary to any Company Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.

(j) There are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).

(k) No event has occurred, or to the Company’s Knowledge, circumstance exists that could result in a material increase in premium costs of Company Benefit Plans or a material increase in benefit costs of such Company Benefit Plans that are self-insured as compared to the Company’s fiscal year ended December 31, 2016.

(l) To the Knowledge of the Company, no condition exists as a result of which the Company or any Subsidiary would have any liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan.

(m) Neither the Company nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Company Benefit Plans.

(n) Each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any liability to Acquiror or to Acquiror ERISA Affiliates.

Section 3.13 Compliance with Legal Requirements. The Company and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2015, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2015, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 3.14 Legal Proceedings; Orders.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Stock and Asset Purchase, would apply to Acquiror or any of its affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted.

(b) Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2015, none of the foregoing has been threatened by any Regulatory Authority.

Section 3.15 Absence of Certain Changes and Events. Except as listed in Section 3.15 of the Company Disclosure Schedules, since December 31, 2016, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, and without limiting the foregoing with respect to each, since December 31, 2016, there has not been any:

(a) change in their authorized or issued capital stock; grant of any stock option or right to purchase shares of their capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by them of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of their capital stock, except as reflected on the Company Financial Statements;

(b) amendment to their articles of incorporation, charter or bylaws or adoption of any resolutions by their board of directors or stockholders with respect to the same;

(c) payment or increase of any bonus, salary or other compensation to any of their stockholders, directors, officers or employees, except for normal increases in the Ordinary Course of Business or in accordance with any then-existing Company Benefit Plan, or entry into any employment, consulting, non-competition, change in control, severance or similar Contract with any stockholder, director, officer or employee, except for the Contemplated Transactions and except for any employment, consulting or similar agreement or arrangement that is not terminable at will or upon thirty (30) days’ notice or less, without penalty or premium;

(d) adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Company Benefit Plan;

(e) damage to or destruction or loss of any of their assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate is greater than $25,000;

(f) entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

(g) except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing, lease, Contract or license that has a term of more than one year or that involves the payment by the Bank of more than $25,000 in the aggregate;

(h) Company Loan or commitment to make any Company Loan other than in the Ordinary Course of Business;

(i) Company Loan or commitment to make, renew, extend the term or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loans to such Person or an Affiliate of such Person is on the “watch list” or similar internal report of the Bank, or has been classified by the Bank or any Regulatory Authority as “substandard,” “doubtful,” “loss,” or “other loans specially mentioned” or listed as a “potential problem loan”;

(j) incurrence by them of any obligation or liability (fixed or contingent) other than in the Ordinary Course of Business;

(k) sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of their assets or properties, or mortgage, pledge or imposition of any lien or other encumbrance upon any of their material assets or properties, except: (i) for Company Permitted Exceptions; or (ii) as otherwise incurred in the Ordinary Course of Business;

(l) cancellation or waiver by them of any claims or rights with a value in excess of $25,000;

(m) any investment by them of a capital nature (e.g., construction of a structure or an addition to an existing structure on property owned by the Company or any of its Subsidiaries) individually exceeding $50,000 or in the aggregate exceeding $100,000;

(n) except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

(o) transaction for the borrowing or loaning of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

(p) material change in any policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and Tax planning, accounting or any other material aspect of their business or operations, except for such changes as may be required in the opinion of the management of the Company or its Subsidiaries, as applicable, to respond to then-current market or economic conditions or as may be required by any Regulatory Authorities;

(q) filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch, or relocation of operations from existing locations;

(r) discharge or satisfaction of any material lien or encumbrance on their assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

(s) entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets, including any investment securities, but excluding OREO, individually or in the aggregate in excess of $25,000, except for the pledging of collateral to secure public funds or entry into any repurchase agreements in the Ordinary Course of Business;

(t) purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;

(u) hiring of any employee with an annual salary in excess of $50,000;

(v) agreement, whether oral or written, by it to do any of the foregoing; or

(w) event or events that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.16 Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a “Company

Material Contract”) as of the date of this Agreement, true, complete and correct copies of each of which have been delivered or made available to Acquiror:

(a) each lease of real property to which the Company or any of its Subsidiaries is a party;

(b) all loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $25,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of Des Moines advances;

(c) each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $25,000 (other than Contracts for the sale of loans);

(d) each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $25,000;

(e) each Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) has a Material Adverse Effect on the Company or its Subsidiaries;

(f) each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $15,000);

(g) each material licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its intellectual property;

(h) each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

(i) each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

(j) each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its subsidiaries to engage in any line of business or to compete with any Person;

(k) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amounts in excess of $25,000;

(l) each current material consulting or non-competition agreement to which the Company or any of its Subsidiaries is a party;

(m) the name of each Person who is or would be entitled pursuant to any Contract or Company Benefit Plan to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person’s employment or position following such consummation) and the maximum amount of such payment;

(n) each Contract for capital expenditures in excess of $25,000;

(o) each Company Benefit Plan; and

(p) each amendment, supplement and modification in respect of any of the foregoing.

Section 3.17 No Defaults. Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Company’s Knowledge, against such other party to such Company

Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, where any such default would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2015, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

Section 3.18 Insurance. Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds owned or held as of the date of this Agreement by the Company and its Subsidiaries with respect to their respective business, operations, properties or assets (including bankers’ blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Section 3.18 of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past five (5) years prior to the date of this Agreement that individually or in the aggregate exceed $25,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past five (5) years.

Section 3.19 Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company, is there any factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to have a Material Adverse Effect on the Company. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each Subsidiary of the Company has complied in all material respects with all Environmental Laws applicable to it and its business operations.

Section 3.20 Transactions with Affiliates. Except as set forth in Section 3.20 of the Company Disclosure Schedules, no officer or director of the Company or any of its Subsidiaries, any Immediate Family Member of any such Person, and no entity that any such Person “controls” within the meaning of Regulation O of the Federal Reserve has (a) any Company Loan or any other agreement with the Company or any of its Subsidiaries or (b) any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to, the business of the Company or any of its Subsidiaries.

Section 3.21 Brokerage Commissions. Except for fees payable to Sheshunoff & Co. Investment Banking, L.P. pursuant to an engagement letter that has been Previously Disclosed, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 3.22 Approval Delays. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The Bank’s most recent CRA rating was “satisfactory” or better.

Section 3.23 Labor Matters.

(a) There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. The Company and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(b) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

Section 3.24 Intellectual Property. Each of the Company’s Subsidiaries has the unrestricted right and authority, and Acquiror and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company’s Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

Section 3.25 Investments.

(a) Section 3.25(a) of the Company Disclosure Schedules includes a complete and correct list and description as of March 31, 2017, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Company Investment Securities”); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.

(b) Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as “held to maturity,” none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(c) None of the Company or its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

(d) All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

Section 3.26 Fiduciary Accounts; Investment Management Activities. Each of the Company, the Bank and their Subsidiaries have properly administered in all respects all accounts for which it acts as fiduciary, including accounts for which it serves as trustee, agent, custodian or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. None of the Company, the Bank, nor any of their Subsidiaries or any of their directors, officers or employees has committed any breach of trust with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct in all respects and accurately reflect the assets of such fiduciary account. Except as set forth in Section 3.26 of the Company Disclosure Schedules, none of the Company, the Bank, nor any of their Subsidiaries or the Company’s, the Bank’s or any of their Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized as an investment adviser, a broker, dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Regulatory Authority.

Section 3.27 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article 3, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Acquiror or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to Acquiror or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that neither Acquiror nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 4.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as Previously Disclosed or as disclosed in any Acquiror SEC Report filed with or furnished to the SEC prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Acquiror hereby represents and warrants to Company as follows:

Section 4.1 Acquiror Organization. Acquiror: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Acquiror; (b) is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Certificate of Incorporation and Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no subsidiary other than the subsidiaries listed on Exhibit 21 to Acquiror’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Section 4.2 Acquiror Subsidiary Organizations. Acquiror Bank is an Iowa state chartered bank duly organized, validly existing and in good standing under the laws of the state of Iowa. Each Subsidiary of the Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on the Acquiror. Each Subsidiary of the Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due.

Section 4.3 Authorization; Enforceability. Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Board. The Acquiror Board has determined that the Stock and Asset Purchase, on substantially the terms and conditions set forth in this Agreement, is in the best interests of Acquiror and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of Acquiror and its stockholders. The execution, delivery and performance of this Agreement by Acquiror, and the consummation of its obligations under this Agreement, have been authorized by all necessary corporate action and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 4.4 No Conflict. Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. Except for: (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (b) the filing of applications, filings and notices, as applicable, with the Iowa Division of Banking and approval of such applications, filings and notices; (c) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (d) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the NASDAQ Global Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 4.5 Acquiror Capitalization.

(a) The authorized capital stock of Acquiror currently consists exclusively of: (i) 20,000,000 shares of Acquiror Common Stock, of which, as of March 31, 2017 (the “Acquiror Capitalization Date”), 13,161,219 shares were issued and outstanding; and (ii) 250,000 shares of Acquiror’s preferred stock, $1.00 par value per share (the “Acquiror Preferred Stock”), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Stock and Asset Purchase will be, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights. Acquiror’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the NASDAQ Global Market and Acquiror satisfies all of the quantitative maintenance criteria of the NASDAQ Global Market.

(b) As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 528,362 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Benefit Plans; and (ii) 46,496 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Benefit Plans.

Section 4.6 Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

(a) Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder which are applicable to the Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements, including the maintenance of an adequate system of internal controls. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the date hereof, RSM US LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

(c) Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2015, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

(d) To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2015 that would result in a determination that any of its banking Subsidiaries is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

Section 4.7 Properties. The Acquiror and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Acquiror Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Acquiror Financial Statements; (ii) statutory liens for Taxes not yet delinquent or being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established and reflected in the Acquiror Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by Acquiror Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker’s compensation, unemployment insurance, social security or other insurance; (vii) inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business of the Acquiror or Acquiror Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Acquiror or any of the Acquiror’s Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Acquiror or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement. The Acquiror and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Acquiror, the lessor. To the Knowledge of the Acquiror, all buildings and structures owned by the Acquiror and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

Section 4.8 Loans; Loan Loss Reserve.

(a) Each loan, loan agreement, note, lease or other borrowing agreement by Acquiror Bank, any participation therein, and any guaranty, renewal or extension thereof (the “Acquiror Loans”) reflected as an asset on any of the Acquiror Financial Statements or reports filed with the Regulatory Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, to the Knowledge of the Acquiror, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally or equitable principles or doctrines.

(b) All Acquiror Loans originated or purchased by Acquiror Bank were made or purchased in accordance with the policies of the board of directors of Acquiror Bank and in the Ordinary Course of Business of Acquiror Bank. Acquiror Bank’s interest in all Acquiror Loans is free and clear of any security interest, lien, encumbrance or other charge, and, Acquiror Bank has complied in all material respects with all Legal Requirements relating to such Acquiror Loans, except where the failure to so comply would not have a Material Adverse Effect on the Acquiror. There has been no default on, or forgiveness or waiver of, in whole or in part, any Acquiror Loan made to an executive officer or director of the Acquiror or Acquiror Bank or an entity controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

(c) Acquiror Bank’s allowance for loan and lease losses reflected in the Acquiror Financial Statements (including footnotes thereto) was determined on the basis of Acquiror Bank’s continuing review and evaluation of the portfolio of Acquiror Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with Acquiror Bank’s internal policies, and, in the judgment of Acquiror Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Acquiror Loans previously charged-off in whole or in part, on outstanding Acquiror Loans.

Section 4.9 Taxes. Acquiror and each of its Subsidiaries has duly filed all material Tax Returns required to be filed by it on or before the Closing Date, and each such Tax Return filed is complete and accurate in all material respects. Acquiror and each of its Subsidiaries has paid, or made adequate provision for the payment of, all material Taxes due and payable by Acquiror and its Subsidiaries, and is not delinquent in the payment of any material Tax, except in each case such Taxes as are being contested in good faith and as to which adequate reserves have been provided. To the Knowledge of Acquiror, (i) there is no claim or assessment pending against Acquiror or its Subsidiaries for any material Taxes owed by it, and (ii) no audit, examination or investigation related to material Taxes paid or payable by Acquiror and its Subsidiaries is presently being conducted by any

Regulatory Authority. To the Knowledge of the Acquiror, the Acquiror and each of its Subsidiaries has not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations which is a “listed transaction” as set forth in Treasury Regulation Section 1.6011-4(b)(2).

Section 4.10 Employee Benefits.

(a) Each Acquiror Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Acquiror and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Acquiror’s Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Acquiror Benefit Plan or the tax-exempt status of any related trust.

(b) Each Acquiror Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

(c) Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, claim or assessment pending or, to the Acquiror’s Knowledge, threatened by, on behalf of, or against any Acquiror Benefit Plan or against the administrators or trustees or other fiduciaries of any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.

(d) No Acquiror Benefit Plan fiduciary or any other person has, or has had, any liability to any Acquiror Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any action or failure to act in connection with any Acquiror Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Acquiror’s Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Acquiror Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

(e) No event has occurred, or to the Acquiror’s Knowledge, circumstance exists that could result in a material increase in premium costs of Acquiror Benefit Plans or a material increase in benefit costs of such Acquiror Benefit Plans that are self-insured as compared to the Acquiror’s fiscal year ended December 31, 2016.

(f) Neither the Acquiror nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Acquiror Benefit Plans.

Section 4.11 Compliance with Legal Requirements. Acquiror and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2015, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2015, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

Section 4.12 Labor Matters.

(a) There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Acquiror or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Acquiror, threat thereof, by or with respect to any employees of the Acquiror or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Acquiror, threatened, involving employees of the Acquiror or any of its Subsidiaries. Neither the Acquiror nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. The Acquiror and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. No Proceeding asserting that the Acquiror or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Acquiror or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Acquiror, threatened with respect to the Acquiror or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

(b) Neither the Acquiror nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Acquiror, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Acquiror or any of its Subsidiaries and, to the Knowledge of the Acquiror, no such investigation is in progress.

Section 4.13 Legal Proceedings; Orders.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

(b) Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, none of the foregoing has been threatened by any Regulatory Authority.

Section 4.14 Absence of Certain Changes and Events. Since December 31, 2016, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 4.15 Insurance. The Acquiror and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Acquiror reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Acquiror and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Acquiror and its Subsidiaries, the Acquiror or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

Section 4.16 Compliance with Environmental Laws. There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Acquiror or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Acquiror, threatened, nor to the Knowledge of the Acquiror, is there any factual basis for any of the foregoing, as a result of any asserted failure of the Acquiror or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Acquiror or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of the Acquiror, neither the Acquiror nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to have a Material Adverse Effect on the Acquiror. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Acquiror, the Acquiror and each Subsidiary of the Acquiror has complied in all material respects with all Environmental Laws applicable to it and its business operations.

Section 4.17 Brokerage Commissions. Except for fees payable to Piper Jaffray & Co. pursuant to an engagement letter that has been Previously Disclosed, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

Section 4.18 Approval Delays. To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The most recent CRA rating of each banking Subsidiary of Acquiror was “satisfactory” or better.

Section 4.19 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Acquiror in this Article 4, neither Acquiror nor any other Person makes any express or implied representation or warranty with respect to Acquiror, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Acquiror hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Acquiror nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to Acquiror, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Acquiror in this Article 4, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Acquiror, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Acquiror acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 3.

ARTICLE 5

THE COMPANY’S COVENANTS

Section 5.1 Access and Investigation.

(a) Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be reasonably necessary for the purpose of determining the Company’s continued

compliance with the terms and conditions of this Agreement and preparing for the integration of Acquiror and the Company following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem reasonably necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys’ responses to auditors’ requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b) From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

(c) The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials, (ii) the disclosure of which would violate any applicable Legal Requirement, (iii) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege, or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.11).

(d) All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain Joint Confidentiality Agreement dated as of May 10, 2017, between Acquiror and the Company (the “Confidentiality Agreement”).

Section 5.2 Operation of the Company and Company Subsidiaries.

(a) Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business in all material respects; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

(b) Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

(i) other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the date of this Agreement: (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Common Stock or the common stock of its Subsidiaries or any security convertible into Company Common Stock or the common stock of its Subsidiaries; (B) permit any additional shares of Company Common Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Common Stock;

(ii) (A) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Common Stock outside of past practice (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries or as contemplated by Section 7.11); or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Common Stock or the common stock of its Subsidiaries (other than repurchases of shares of Company Common Stock in the Ordinary Course of Business to satisfy obligations under Company Benefit Plans);

(iii) amend the terms of, waive any rights under, terminate (other than at its stated expiration date), knowingly violate the terms of or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Common Stock or rights associated therewith or any outstanding instrument of indebtedness;

(iv) enter into loan transactions not in accordance with, or consistent with, past practices of the Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm’s-length transactions;

(v) (A) enter into any new credit or new lending relationships greater than $1.0 million that would require an exception to the Bank’s formal loan policy as in effect as of the date of this Agreement or that are not in strict compliance with the provisions of such loan policy; or (B) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

(vi) fail to maintain an allowance for loan and lease losses in a manner consistent with the Bank’s internal policies which is not adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off in whole or in part, on Company Loans and leases outstanding (including accrued interest receivable);

(vii) fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

(viii) sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its or its Subsidiaries’ assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, (B) of financial assets or investments, or (C) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

(ix) acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Stock and Asset Purchase or the other Contemplated Transactions will be more difficult to obtain;

(x) amend the Company Articles of Incorporation or the Company Bylaws, or similar governing documents of any of its Subsidiaries;

(xi) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(xii) except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the “Company Employees”), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or stockholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;

(xiii) incur or guarantee any indebtedness for borrowed money other than in the Ordinary Course of Business;

(xiv) enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;

(xv) settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $25,000 and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

(xvi) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(xvii) make or change any material Tax elections, change or consent to any material change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), take any position on any material Tax Return filed on or after the date of this Agreement, settle or compromise any Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to an amount of Taxes, surrender any right to claim a refund for an amount of material Taxes, or file any amended material Tax Return;

(xviii) hire any employee with an annual salary in excess of $25,000; or

(xix) agree to take, make any commitment to take, or adopt any resolutions of the Company Board or allow the board of any Subsidiary to take or adopt any resolutions in support of, any of the actions prohibited by this Section 5.2(b).

(c) For purposes of Section 5.2(b), Acquiror’s consent shall be deemed to have been given if the Company has made a written request to Todd A. Gipple, Executive Vice President, Chief Operating Officer and Chief Financial Officer of Acquiror, for permission to take any action otherwise prohibited by Section 5.2(b) and has provided Acquiror with information sufficient for Acquiror to make a reasonably informed decision with respect to such request, and Acquiror has failed to respond to such request within two (2) Business Days after Acquiror’s receipt of such request.

Section 5.3 Notice of Changes. The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 9.

Section 5.4 Stockholders’ Meeting. Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation, the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the IBCA, Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval. The Company and Company Board will use their reasonable best efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the IBCA, including by recommending that its stockholders vote in favor of this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or modify in a manner adverse to Acquiror or the ability of either party to consummate the Stock and Asset Purchase (or publicly propose or resolve to withhold, withdraw, qualify or modify in a manner adverse to Acquiror or the ability of either party to consummate the Stock and Asset Purchase) the Company Board’s recommendation to the Company’s stockholders that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the Stock and Asset Purchase (a “Company Adverse Recommendation”). Notwithstanding the foregoing or any other provision in this Agreement to the contrary, if, prior to the time the Company Stockholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith that the failure to make a Company Adverse Recommendation is reasonably likely to result in a violation of its fiduciary duties under applicable Legal Requirements, then the Company Board may make a Company Adverse Recommendation.

Section 5.5 Information Provided to Acquiror. The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 5.6 Operating Functions. The Company and the Bank shall reasonably cooperate with Acquiror and Acquiror Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.

Section 5.7 Title to Real Estate.

(a) As soon as practical after the date hereof, but in any event no later than sixty (60) days after the date hereof, the Company shall obtain and deliver to Acquiror, with respect to all interests in real property owned by its Subsidiaries, other than property carried as OREO, an owner’s preliminary report of title covering a date subsequent to the date hereof, issued by a title insurance company selected by Acquiror, showing fee simple title in a Subsidiary in such real property with coverage over all standard exceptions and subject to no liens, mortgages, security interests, encumbrances or charges of any kind except for any Permitted Exceptions. The cost of obtaining any preliminary report of title discussed in this Section 5.7(a) shall be borne by the Company. With respect to the property carried as OREO, the Company shall provide reasonably acceptable written proof of ownership by the Company’s Subsidiaries of such OREO property.

(b) At the Closing, the Company shall obtain at its own expense and deliver to Acquiror, with respect to all interests in real property owned by each of the Company’s Subsidiaries, an owner’s title insurance policy, or an irrevocable commitment to issue such a policy to Acquiror at no expense to Acquiror, dated as of the later of the Closing Date and the actual date of recording of the deed for such property, on ALTA Policy Form 2006, if available (if not available, then on Form B-1992), with respect to all interests in real property owned by the Company’s Subsidiaries, other than property carried as OREO, issued by a title insurance company selected by Acquiror, containing any endorsements reasonably required by Acquiror, insuring the fee simple estate of the Bank or another Subsidiary of the Company in such properties in the amount not less than the greater of (i) the appraised value of the property and (ii) the value at which the Company, the Bank or another Subsidiary of the Company currently carries the property on its books, subject only to the Permitted Exceptions.

Section 5.8 Surveys. Acquiror may, in its discretion, within forty-five (45) days after the date hereof, require the Company to provide, at the Company’s expense and as soon as practicable prior to the Closing, a current American Land Title Association survey of any or all parcels of real property owned by the Company and its Subsidiaries, other than property carried as OREO, disclosing no survey defects that would materially impair the use thereof for the purposes for which it is held or materially impair the value of such property.

Section 5.9 Environmental Investigation.

(a) Acquiror may, in its discretion, within forty-five (45) days after the date of this Agreement, require the Company to order, at the Acquiror’s expense, a Phase I environmental site assessment to be delivered only to Acquiror for each parcel of real property in which the Company or any of its Subsidiaries holds an interest (each a “Phase I Report”), conducted by an independent professional consultant reasonably acceptable to Acquiror to determine if any real property in which the Company or any of its Subsidiaries holds any interest contains or gives evidence of any adverse environmental condition or any violations of Environmental Laws on any such property. If a Phase I Report discloses any violations or adverse environmental conditions, or reports a reasonable suspicion thereof, then Acquiror may promptly obtain, at the Acquiror’s expense, a Phase II environmental report with respect to any affected property which report shall contain an estimate of the cost of any remediation or other follow-up work that may be necessary to address those violations or conditions in accordance with applicable Legal Requirements (each a “Phase II Report,” and collectively referred to with the associated Phase I Report, an “Environmental Report”). Acquiror shall have no duty to act upon any information produced by an Environmental Report for the benefit of the Company or any of its Subsidiaries or any other Person, but shall provide such information to the Company upon the Company’s request.

(b) Upon receipt of the estimate of the costs of all follow-up work to an Environmental Report, Acquiror and the Company shall attempt to agree upon a course of action for remediation of any adverse environmental condition or violation suspected, found to exist, or that would tend to be indicated by an Environmental Report. The estimated total cost for completing all necessary work plans or removal or remediation actions is referred to collectively as the “Remediation Cost.” If the aggregate Remediation Cost for the total parcels of property in which the Company or its Subsidiaries holds an interest exceeds $250,000, Acquiror may, at its sole option, terminate this Agreement; provided, however, that if the Remediation Cost is more than $250,000 and the Company or the Bank agree pay or accrue all of the Remediation Cost before the Effective Time, Acquiror shall not have the right to terminate this Agreement. If the aggregate Remediation Cost for the total parcels of property in which the Company or its Subsidiaries holds an interest is less than $250,000, Acquiror may not terminate this Agreement, and Company or the Bank will pay or accrue all of the Remediation Costs before the Effective Time. Any accrual of the Remediation Cost shall be accrued, on an after-tax basis, by the Company prior to Closing and reflected on the Closing Balance Sheet.

Section 5.10 Company Benefit Plans.

(a) Prior to the Effective Time, the Company will take all appropriate action in accordance with Treasury regulations Section 1.409A-3(j)(4)(ix)(B) to terminate and liquidate the Key Officers Change of Control Benefit Plan (the “Change of Control Plan”) and any other deferred compensation arrangement that would be aggregated with such plan pursuant to Treasury regulations Section 1.409A-1(c)(2); provided, however, that the Company shall enter into cancellation agreements, in form and substance acceptable to Acquiror, with each participant in the Change of Control Plan pursuant to which the parties will acknowledge and agree that (i) the restrictive covenants set forth in Section 8 of the Change of Control Plan shall continue to apply to each such participant for two years following his or her termination of employment with the Company, Acquiror or any Subsidiary of either and for the period of time specified in such plan, and (ii) the “smooth transition benefit” described in Section 13 of the Change of Control Plan shall be paid, if at all, only in accordance with the provisions of such Section 13. The Company shall provide Acquiror with a copy of resolutions duly adopted by the Company Board so terminating the Change of Control Plan and executed copies of each cancellation agreement.

(b) Prior to the Effective Time, the Company will adopt, or will cause to be adopted, all necessary corporate resolutions to terminate the GB&T KSOP Plan (the “KSOP Plan”) effective as of no later than one (1) day prior to Closing (but such termination may be contingent upon the Closing). Immediately prior to such termination, the Company will make all necessary payments to fund the contributions: (i) necessary or required to maintain the tax-qualified status of the KSOP Plan; (ii) for elective deferrals made pursuant to the KSOP Plan for the period prior to termination; and (iii) for employer matching contributions, if any, for the period prior to termination. The Company shall provide Acquiror with a copy of resolutions duly adopted by the Company Board so terminating the KSOP Plan.

(c) At the request of Acquiror, the Company will take all appropriate action to amend or terminate, prior to the Effective Time, any Company Benefit Plan, provided however, that no action taken by the Company with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.

(d) Except as set forth on Section 5.10(d) of the Company Disclosure Schedules, prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including without limitation any change of control or severance agreements, retention or stay bonus programs, or other similar arrangements, consistent with GAAP.

(e) Prior to the Effective Time, the Company will take all appropriate action to ensure that any accrued but unused paid time off has been properly accrued in accordance with GAAP and will adopt, or will cause to be adopted, all necessary corporate resolutions to terminate the Long-Term Illness/Injury Account (“LTII”) policy effective as of no later than one (1) day prior to the Closing without liability to the Company, Acquiror or any affiliate of either. The Company shall provide Acquiror with a copy of resolutions duly adopted by the Company Board so terminating the LTII policy.

(f) Prior to the Effective Time, the Company will adopt, or will cause to be adopted, all necessary corporate resolutions to terminate the Key Officer Incentive Plan (the “Incentive Plan”) effective as of no later than one (1) day prior to the Closing. Immediately prior to such termination, the Company will make all payments earned, as determined on a pro-rata basis and based on actual performance results as measured by reference to the performance metrics identified in the Incentive Plan, through the Closing Date (the “Pro-Rata Incentive Payments”). Prior to making any Pro-Rata Incentive Payments, the Company shall present to Acquiror a schedule of proposed Pro-Rata Incentive Payments along with the methodology used to calculate such proposed Pro-Rata Incentive Payments, and shall thereafter make such proposed Pro-Rata Incentive Payments only after Acquiror has approved and consented to such payments.

Section 5.11 Acquisition Proposals.

(a) The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Acquiror with respect to any Acquisition Proposal.

(b) The Company will notify Acquiror, within two (2) Business Days following the Company’s receipt thereof, of any Acquisition Proposal (including the identity of the Person making such Acquisition Proposal), and will thereafter keep Acquiror apprised on a reasonably current basis of any related material developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal).

(c) The Company agrees that it and its Subsidiaries will not, and it will not permit its and its Subsidiaries’ respective officers, directors, agents, advisors and affiliates to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to any Acquisition Proposal (other than contacting a Person for the sole purpose of (1) seeking clarification of the terms and conditions of an Acquisition Proposal or inquiry related thereto or (2) informing a Person of the terms of this Agreement); provided that, notwithstanding the foregoing or any other provision in this Agreement to the contrary, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the execution of this Agreement, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, the Company may: (i) furnish information or data with respect to it and its Subsidiaries to such Person making such Acquisition Proposal and its Representatives, pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; and (iii) solely if the Company Board has determined, after consultation with outside counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal, terminate this Agreement pursuant to Section 11.1(h) in order to enter into an agreement with respect to such Acquisition Proposal; provided, however, that the Company may not terminate this Agreement pursuant to Section 11.1(h) unless (x) five (5) Business Days have elapsed following the delivery to Acquiror of a written notice of the Company Board’s determination that such Acquisition Proposal constitutes a Superior Proposal, (y) during such five (5) Business-Day period, the Company negotiated with Acquiror, if Acquiror so desired, to make changes to this Agreement and the Contemplated Transactions so that such Acquisition Proposal would no longer constitute a Superior Proposal and (y) after the close of business on the last day of such five (5) Business-Day period, the Company Board, after consultation with outside counsel and after considering any changes to this Agreement and the Contemplated Transactions that were proposed in writing by Acquiror prior to the end of such five (5) Business Day Period, determines that such Acquisition Proposal continues to constitute a Superior Proposal.

(d) Nothing contained in this Agreement shall prohibit the Company, the Company Board or any committee thereof from at any time taking and disclosing any information to the Company’s stockholders that the Company, the Company Board or any committee thereof reasonably believes is required to be disclosed by applicable Legal Requirements.

Section 5.12 Release of Security Interest. Prior to the Effective Time, the Company shall pay, in full, all principal and interest payments due on the Company’s outstanding secured line of credit from First National Bank of Muscatine, Muscatine, Iowa, and obtain the release of First National Bank of Muscatine’s security interest on the issued and outstanding shares of common stock of the Bank pledged to First National Bank of Muscatine in connection with such debt obligation.

Section 5.13 Tenant Estoppel Certificates. The Company shall use reasonable and diligent efforts to obtain and deliver to Acquiror an estoppel certificate signed by the Tenant under each of the Tenant Leases substantially in the form set forth on Exhibit C attached hereto (collectively, the “Tenant Estoppel Certificates”), and shall deliver to Acquiror copies of all executed estoppel certificates received from such Tenants.

ARTICLE 6

ACQUIROR’S COVENANTS

Section 6.1 Access and Investigation.

(a) Subject to any applicable Legal Requirement, Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a) as shall be reasonably necessary for the purpose of determining the Acquiror’s continued compliance with the terms and conditions of this Agreement. No investigation by Company or any of its Representatives shall affect the representations and warranties made by the Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to Company the disclosure of which, in the Acquiror’s reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

(b) All information obtained by Acquiror in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.

Section 6.2 Operation of the Acquiror and Acquiror Subsidiaries. During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Acquiror shall, and shall cause each of its Subsidiaries to: (a) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

Section 6.3 Notice of Changes. The Acquiror will give prompt notice to Company of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Acquiror; or (b) would cause or constitute a material breach of any of the Acquiror’s representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 9.

Section 6.4 Information Provided to the Company. Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any

Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.

Section 6.5 Operating Functions. Acquiror and Acquiror Bank shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank and Acquiror Bank, and in preparing for the consolidation of the banks’ appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.

Section 6.6 Indemnification.

(a) From and after the Effective Time, Acquiror shall indemnify, defend and hold harmless, to the fullest extent permitted under applicable Legal Requirements, each current or former director, officer or employee of the Company’s Subsidiaries or fiduciary of the Company’s Subsidiaries under any Company Benefit Plans or any Person who is or was serving at the request of the Company’s Subsidiaries as a director, officer, trustee, employee or agent of another Person (each, an “Indemnified Party”), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, fines, losses, claims, amounts paid in settlement, damages and liabilities relating to, arising from or incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including this Agreement or the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

(b) For a period of six (6) years after the Effective Time or, if such term coverage is not available, such other maximum period of coverage available, Acquiror shall acquire and maintain in effect the Company’s Subsidiaries’ current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s Subsidiaries’ directors’ and officers’ liability insurance policy for acts or omissions occurring prior to or at the Effective Time; provided, that in no event shall Acquiror be required to expend annually in the aggregate an amount in excess of 150% of the amount of the aggregate annual premiums paid by the Company and its Subsidiaries for the current policy term for such purpose and, if Acquiror is unable to maintain such policy (or substitute policy) as a result of this proviso, Acquiror shall obtain as much comparable insurance as is available and for as long a period of time as is available following the Effective Time by payment of such amount; provided further, that Acquiror may substitute therefor, or the Company or its Subsidiaries may purchase prior to the Effective Time, “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s and/or its Subsidiaries’ existing policies as of the date hereof.

(c) If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or surviving entity or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.6.

(d) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers, employees or other Persons insured thereunder, it being understood and agreed that the indemnification and other rights provided for in this Section 6.6 are not prior to or in substitution for any such claims under such policies.

(e) The provisions of this Section 6.6 are not exclusive of any other rights to indemnification, advancement of expenses, exculpation or insurance of any Indemnified Party, whether arising under any of the Company’s Subsidiaries’ organizational documents, applicable law, an indemnification agreement, a resolution of a board of directors or stockholders or otherwise, and such provisions shall survive consummation of the Stock and Asset Purchase and the Bank Merger. The provisions of this Section 6.6 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives, each of whom is an express third-party beneficiary hereof.

Section 6.7 Board Representation. Subject to any necessary approval by the appropriate Regulatory Authorities, Acquiror shall take all appropriate action, subject to and in accordance with the bylaws of Acquiror Bank, to appoint two individuals serving on the Company Board or the board of directors of the Bank and mutually agreeable to the parties to the board of directors of Acquiror Bank, after the effectiveness of the Bank Merger.

Section 6.8 Authorization and Reservation of Acquiror Common Stock. The Acquiror Board shall, as of the date hereof, authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Contemplated Transactions.

Section 6.9 Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the NASDAQ Global Market prior to the Closing Date.

ARTICLE 7

COVENANTS OF ALL PARTIES

Section 7.1 Regulatory Approvals. Acquiror and the Company and their respective Subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible, but in no event more than forty-five (45) days after the date of this Agreement, prepare and file the appropriate regulatory applications to effect and obtain all Requisite Regulatory Approvals, and the parties will comply with the terms of such Requisite Regulatory Approvals. Each of Acquiror and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Legal Requirements relating to the exchange of information, with respect to all substantive written information submitted to any Regulatory Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all permits, consents, approvals and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the Contemplated Transactions. Acquiror and the Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Regulatory Authority in connection with the Contemplated Transactions.

Section 7.2 SEC Registration. As soon as practicable, but in no event more than sixty (60) days, following the date of this Agreement, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Stock and Asset Purchase and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Capital Stock issuable in connection with the Stock and Asset Purchase for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company’s stockholders and to Acquiror’s stockholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Legal Requirements and the rules and regulations thereunder in connection with the Stock and Asset Purchase and the Acquiror Stock Issuance.

Section 7.3 Publicity. Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the NASDAQ Rules.

Section 7.4 Reasonable Best Efforts; Cooperation. Each of Acquiror and the Company agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor the Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Acquiror and the Company will, and will cause each Subsidiary of Acquiror and the Company, respectively, and all of their respective Affiliates and Representatives to, reasonably cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

Section 7.5 Allocation of Purchase Price. The Purchase Price, the TruPS Assumption and, to the extent they constitute part of the amount realized on the Stock and Asset Purchase, any other liabilities assumed by Acquiror, shall be allocated among the assets of the Bank, the Realty Subsidiary, and all other Company assets transferred in the Stock and Asset Purchase for all purposes (including Tax and financial reporting) as shown on the allocation schedule prepared in accordance with Section 1060 of the Code and this Section 7.5 (the “Allocation Schedule”). A draft of the Allocation Schedule shall be prepared by the Company and delivered to Acquiror within sixty (60) days prior to the due date for the timely filing of IRS Form 8594 (Asset Acquisition Statement Under Section 1060). If Acquiror notifies the Company in writing that Acquiror objects to one or more items reflected in the Allocation Schedule, the Company and Acquiror shall negotiate in good faith to resolve such dispute; provided, however, that if the Company and Acquiror are unable to resolve any dispute with respect to the Allocation Schedule within twenty (20) days following Acquiror’s notice, such dispute shall be resolved by a nationally recognized accounting firm selected by Acquiror and reasonably acceptable to the Company (the “Accounting Referee”). The fees and expenses of such Accounting Referee shall be borne 50% by the Company and 50% by Acquiror. Acquiror, the Company’s Subsidiaries and the Company shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule. Any adjustment to the Purchase Price pursuant to this Agreement herein shall be allocated in a manner consistent with the Allocation Schedule.

Section 7.6 Tax Matters.

(a) Any Transfer Taxes imposed as a result of the Contemplated Transactions shall be paid fifty percent (50%) by the Company and fifty percent (50%) by Acquiror when due, provided, however, if any penalties and interest are attributable to solely as a result of the actions or activities of only one of the parties, then such penalties and interest will be borne by party whose actions or activities resulted in such penalties and interest. The party required by law to do so by law to do so shall file all necessary Tax Returns and other documentation with respect to all Transfer Taxes and, if required by applicable law, the other party shall, and shall cause their Affiliates to, join in the execution of any such Tax Return and other documentation. The parties shall cooperate in timely providing each other with such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns with respect to, any Transfer Taxes.

(b) The Company, the Bank, the Realty Subsidiary and Acquiror agree and acknowledge that the sale of the Subsidiary Stock to Acquiror hereunder shall cause a termination of the Bank’s and Realty Subsidiary’s status as a QSub and result in the Bank and the Realty Subsidiary having two short taxable years for the 2017 calendar year: (i) one period commencing on January 1, 2017 and ending as of the end of the Closing Date (and after the deemed sale of assets resulting from the Company’s sale of the Subsidiary Stock) in which the Bank and the Realty Subsidiary shall be treated as QSubs and, as QSubs, the operations and assets of which shall be included in the federal and state income Tax Returns of Company (the “QSub Short-Year”), and (ii) the second period commencing on the start of the day immediately following the Closing Date for which the Bank and the Realty Subsidiary will be treated as C corporations. The Company, the Bank and the Realty Subsidiary and Acquiror further agree and acknowledge that the QSub Short-Year will include the activity from January 1, 2017 through the end of the Closing Date and will include each item of income gain, loss, and deduction attributable to the deemed sale of assets of the Bank and the Realty Subsidiary. The second period Tax Return will include the activity beginning with the day following the Closing Date through the end of the calendar tax year. All Taxes attributable to the Company’s QSub Short-Year shall be the responsibility of the Company, including all Taxes resulting from the TruPS Assumption and the deemed sale of the assets of the Bank and the Realty Company as a result of the Company’s sale of the Subsidiary Stock. Acquiror and the Company further agree that, except for any actions specifically contemplated or described in this Agreement: (I) Acquiror and its Subsidiaries shall take no actions outside the Ordinary Course of Business on the Closing Date but after the Closing that would be reasonably be expected to result in an increase in the taxable income of the Company for the QSub Short-Year and (II) if Acquiror or any of its Subsidiaries takes any such actions described in (I) that the items of income, gain, loss, deduction and credit with respect to such actions shall be allocated to the taxable period of the Bank and the Realty Subsidiary beginning after the Closing Date.

(c) The Company’s stockholders shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company for taxable periods (or portion thereof) that end on or before the Closing Date and that are required to be filed after the Closing Date, including Tax Returns that are for or include the QSub Short-Year. To the extent that such Tax Returns include the operations or business of the Bank and the Realty Subsidiary with respect to a taxable period (or portion thereof) ending on or prior to the Closing Date, including Tax Returns that are for or include the QSub Short-Year (“Pre-Closing Tax Returns”), such Pre-Closing Tax Returns shall be prepared in a manner consistent with past practice (unless otherwise required by law) and without a change of any election or any accounting method. To the extent reasonably requested by the Acquiror, the Company’s stockholders shall provide copies of any such Pre-Closing Tax Return to the Acquiror at least 30 (thirty) days prior to the due date (including extensions) in the case of income Tax Returns and in such period of time prior to filing as the Company reasonably determines to be practicable in the case of all other Tax Returns for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). To the extent permitted by applicable law, the Company’s stockholders shall include any income, gain, loss, deduction or other tax items for such taxable periods on their Tax Returns in a manner consistent with the Schedule K-1s prepared by the Company’s stockholders for such taxable periods.

(d) Acquiror, the Company and the Company’s stockholders shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 7.6 or in connection with any audit or proceeding in respect of Taxes of the Company for any taxable periods for which one party could reasonably require the assistance of the other party in obtaining any necessary information. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related Tax work papers, carryforwards, and documents relating to ruling or other determinations by tax authorities. The Company’s stockholders and Acquiror shall retain all Tax Returns, schedules and Tax work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and Tax work papers, records and other documents in its possession relating to Tax matters of the Company for any taxable period beginning before the Closing Date, the Company’s stockholders or Acquiror (as the case may be) shall provide the other party with reasonable written notice and offer the other party the opportunity to take custody of such materials.

(e) Acquiror and the Company’s stockholders further agree, upon request, to use their best efforts to obtain any certificate or other document from any Regulatory Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(f) Other than the Contemplated Transactions, neither the Company nor the Company’s stockholders shall revoke the Company’s election to be taxed as an S corporation within the meaning of Section 1361 and Section 1362 of the Code and the Company will not, and will cause its Subsidiaries not to, revoke any of its Subsidiary’s election to be taxed as a QSub within the meaning of Section 1361(b)(3)(B) of the Code. Other than the Contemplated Transactions, none of the Company, its Subsidiaries or the Company’s stockholders shall take any action or allow any action that would cause the Company to no longer be treated as an S corporation or the Bank to no longer be treated as a QSub within the meaning of Section 1361 and Section 1362 of the Code.

(g) With the exception of customary commercial leases or contracts that are not primarily related to Taxes and the liabilities thereunder, any and all Tax sharing agreements or other similar agreements (whether written or not) with respect to or involving the Company shall be terminated as of the Closing Date. After the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

(h) The Company’s stockholders shall not make an election under Section 338(h)(10) or Section 336(e) of the Code with respect to the Contemplated Transactions.

Section 7.7 Employees and Employee Benefits.

(a) All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing (“Covered Employees”) shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee’s continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan).

(b) For the purpose of satisfying eligibility requirements and vesting periods, including for the number of paid-time-off days (but not for the purpose of other benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the “New Plans”), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(c) In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the “Old Plans”); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Subject to the provisions of Section 7.7(e), following the Effective Time, Acquiror or Acquiror’s Subsidiary will cause any eligible Company employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Section 7.7(d) of the Acquiror Disclosure Schedules. Notwithstanding the foregoing, no Company employee eligible to receive severance benefits or any other payment triggered by the Stock and Asset Purchase under an employment, change in control, severance or other agreement (a “CIC Payment”) shall be entitled to participate in the severance policy described in this Section 7.7(d) or to otherwise receive severance benefits. Any Company employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.7(d).

(e) Any Company employee who has or is party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides for a CIC Payment shall not receive any severance benefits as provided in Section 7.7(d) but will receive the CIC Payment to the extent it is required to be paid under such agreement, provided that, if on or before the Closing Date if the Company has found not to be a valid S corporation, the Company will take all steps necessary to ensure that in the event that the amounts of the CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then the amounts of the CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

Section 7.8 Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Legal Requirement is or may become applicable to the Stock and Asset Purchase, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Stock and Asset Purchase and the transactions contemplated by this Agreement.

Section 7.9 Stockholder Litigation. Each of the Company and Acquiror shall give the other the reasonable opportunity to consult concerning the defense of any stockholder litigation against the Company or Acquiror, as applicable, or any of their respective directors or officers relating to the Contemplated Transactions.

Section 7.10 Adjusted Tangible Equity. Within five (5) Business Days prior to the Closing Date, the Company shall have delivered to Acquiror a closing balance sheet for the Company as of the end of the month immediately preceding the Closing Date, prepared in conformity with past practices and policies of Company and its Subsidiaries and in accordance with GAAP applied on a basis consistent with the preparation of the Company Financial Statements. The closing balance sheet shall reflect tangible stockholders’ equity as adjusted to reflect the following adjustments, specification and changes: (i) the impact of the accumulated other comprehensive income shall be included; (ii) the after-tax impact of all Transaction Expenses shall be included; and (iii) the value of the Company’s remaining assets after giving effect to the Stock and Asset Purchase shall be excluded (the “Adjusted Tangible Equity”). For purposes of the calculation of the Adjusted Tangible Equity, “Transaction Expenses” shall include, without limitation, investment banking fees, legal fees, accounting fees, costs associated with mailing the Proxy Statement, any Environmental Costs as set forth in Section 5.9(b), costs associated with the termination of Company Material Contracts (with the exception of the data processing contracts, data processing de-conversion fees and any change-in-control agreements existing as of the date of this Agreement, all of which shall not be included in the adjustment). Acquiror shall have had an opportunity to review and comment on such estimated balance sheet. Such estimated closing balance sheet, as revised to reflect any comments agreed to by Company and Acquiror, is referred to as the “Closing Balance Sheet.” Each of the Company and Acquiror acknowledge that proceeds from the sales of Company Investment Securities will be retained in cash, cash equivalents, and securities no longer than three (3) months in duration.

Section 7.11 Exemption from Liability Under Section 16(b). Company and Acquiror agree that, in order to most effectively compensate and retain Company Insiders (defined below), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the

Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock into shares of Acquiror Common Stock in the Stock and Asset Purchase, and for that compensatory and retentive purposes agree to the provisions of this Section 7.11. Assuming Company delivers to Acquiror in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), the Board of Directors of Acquiror and of Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause any dispositions of Company Common Stock by the Company Insiders, and any acquisitions of Acquiror Common Stock, by any Company Insiders who, immediately following the Stock and Asset Purchase, will be officers or directors of the Acquiror subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

Section 7.12 Dividends. Notwithstanding anything to the contrary in this Agreement, the Company and Acquiror acknowledge that the Company, at its option and subject to the receipt of any necessary approvals from a Regulatory Authority, shall be permitted to pay a special dividend in an amount anticipated to be approximately equal to the Adjusted Tangible Equity in excess of Core Capital, as determined as of the day immediately preceding the Closing Date.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR

The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):

Section 8.1 Accuracy of Representations and Warranties. For purposes of this Section 8.1, the accuracy of the representations and warranties of the Company set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in (a) Section 3.3, Section 3.5(a) and Section 3.6(a) shall be true and correct (except for inaccuracies which are de minimis in amount and effect) and (b) Section 3.11(a), Section 3.11(e), Section 3.11(f), Section 3.11(j) and Section 3.11(k) shall be true and correct in all respects. In addition to the foregoing, there shall not exist inaccuracies in the representations and warranties of the Company set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

Section 8.2 Performance by the Company. The Company shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date, except for the Company’s covenants and obligations in Section 7.5, which shall have been met in full.

Section 8.3 Stockholder Approval. The Company Stockholder Approval shall have been obtained.

Section 8.4 No Proceedings, Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than any stockholder litigation addressed by Section 7.10, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the

Acquiror Board to have a Material Adverse Effect. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Stock and Asset Purchase or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Stock and Asset Purchase.

Section 8.5 Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall contain commitments, conditions, restrictions or understandings, whether contained in an approval letter or otherwise, which, individually or in the aggregate, would reasonably be expected by Acquiror Board to materially restrict or burden Acquiror or Acquiror Bank.

Section 8.6 Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 8.7 Closing Deliveries. The Company shall have tendered for delivery all of the certificates, documents and other items set forth in Section 1.4.

Section 8.8 Stock Exchange Listing. Acquiror shall have filed with the NASDAQ Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Stock and Asset Purchase, and the NASDAQ Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 8.9 No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

ARTICLE 9

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

Section 9.1 Accuracy of Representations and Warranties. For purposes of this Section 9.1, the accuracy of the representations and warranties of Acquiror set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in Section 4.2 and Section 4.4(a) shall be true and correct (except for inaccuracies which are de minimis in amount and effect). There shall not exist inaccuracies in the representations and warranties of Acquiror set forth in this Agreement (including the representations set forth in Section 4.2 and Section 4.4(a)) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

Section 9.2 Performance by Acquiror. Acquiror shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

Section 9.3 Stockholder Approval. The Company Stockholder Approval shall have been obtained.

Section 9.4 No Proceedings; No Injunctions or Restraints; Illegality. Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than the stockholder litigation contemplated by Section 7.10, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Stock and Asset Purchase or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Stock and Asset Purchase.

Section 9.5 Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

Section 9.6 Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

Section 9.7 Closing Deliveries. Acquiror shall have tendered for delivery all of the certificates, documents and other items set forth in Section 1.5.

Section 9.8 Stock Exchange Listing. Acquiror shall have filed with the NASDAQ Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Stock and Asset Purchase, and the NASDAQ Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

Section 9.9 No Material Adverse Effect. From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE 10

TERMINATION

Section 10.1 Termination of Agreement. This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Stock and Asset Purchase by the stockholders of the Company or Acquiror:

(a) by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

(b) by Acquiror if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.11, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 8 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided, that breaches of the representations and warranties in Section 3.11(e) and Section 3.11(f) shall have no cure period; provided further, that such breach or failure is not a result of the failure by Acquiror to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by them prior to or on the date required hereunder;

(c) by the Company if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 9 and such breach or failure to perform has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform, provided, that such breach or failure is not a result of the failure by the Company to perform and comply in all material respects with any of its obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;

(d) by Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority; or (iii) if the Company Stockholder Approval is not obtained following the Company Stockholders’ Meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;

(e) by Acquiror or the Company if the Effective Time shall not have occurred at or before February 28, 2018 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;

(f) by Acquiror or the Company if any court of competent jurisdiction or other Regulatory Authority shall have issued a judgment, Order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

(g) by Acquiror if the Company materially breaches any of its obligations under Section 5.4 or Section 5.11;

(h) by the Company in accordance with Section 5.11(c);

(i) by Acquiror if the Company makes a Company Adverse Recommendation;

(j) by Acquiror pursuant to Section 5.9(b); and

(k) by Company, at any time during the five (5) Business Day period commencing on the Determination Date, if and only if both of the following conditions are satisfied: (i) the Acquiror Market Value as of the Determination Date is less than $36.08 per share; and (ii) (A) the number obtained by dividing (1) the Acquiror Market Value as of the Determination Date, by (2) $45.10, is less than (B) the number obtained by subtracting 0.20 from the number obtained by dividing (x) the Final Index Price, by (y) the Initial Index Price; provided, however, that if Company elects to exercise its termination right pursuant to this Section 10.1(k), it shall give written notice to Acquiror. Within five (5) Business Days following receipt of such notice, Acquiror may, at its sole option (the “Fill Option”), offer to increase the cash or stock portion of the Purchase Price by either the First Trigger Fill or the Second Trigger Fill. If Acquiror elects to exercise its Fill Option pursuant to this Section 10.1(k), it shall give prompt written notice to Company of such election and any references to “Purchase Price” in this Agreement shall thereafter be deemed to refer to the Purchase Price as adjusted pursuant to this Section 10.1(k). If Acquiror or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1(k).

For purposes of this Section 10.1(k), the following terms shall have the following meanings:

“Acquiror Market Value” means, as of any specified date, the volume weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the NASDAQ Global Market for the ten (10) consecutive trading days immediately preceding such specified date.

“Determination Date” means the fifteenth (15th) Business Day prior to the scheduled Closing Date, as extended from time to time.

“Final Index Price” means the sum of the Final Prices of each company comprising the Index.

“Final Price” with respect to any company included in the Index, means the volume weighted average closing price of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the ten (10) consecutive trading days immediately preceding the Determination Date.

“First Trigger Fill” shall mean the Aggregate Share Amount multiplied by the difference between (i) $36.08 and (ii) the Acquiror Market Value on the Determination Date.

“Index” means the SNL U.S. Bank Index, or, if such Index is not available, such substitute or similar Index as substantially replicates the SNL U.S. Bank Index.

“Initial Index Price” means the sum of the Initial Prices of each company comprising the Index.

“Initial Price” with respect to any company belonging to the Index, means the volume weighted average closing price of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

“Second Trigger Fill” shall mean the Aggregate Share Amount multiplied by the difference between (i) the Second Trigger Price and (ii) the Acquiror Market Value on the Determination Date.

“Second Trigger Price” shall mean $45.10 multiplied by the number obtained by subtracting 0.1999 from the number obtained by dividing (i) the Final Index Price by (ii) the Initial Index Price.

Section 10.2 Effect of Termination or Abandonment. In the event of the termination of this Agreement and the abandonment of the Stock and Asset Purchase pursuant to Section 10.1, this Agreement shall become null and void, and there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or stockholders, except that: (a) the Confidentiality Agreement, this Section 10.2, Section 10.3 and Article 10 shall survive such termination and abandonment; and (b) no such termination shall relieve the breaching party from liability resulting from its fraud or any willful and material breach by that party of this Agreement.

Section 10.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Stock and Asset Purchase and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Stock and Asset Purchase is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Stock and Asset Purchase (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Acquiror and the Company.

(b) If this Agreement is terminated by Acquiror pursuant to Section 10.1(b), then the Company shall pay to Acquiror, within ten (10) Business Days after such termination, the amount of $1.0 million by wire transfer of immediately available funds to such account as Acquiror shall designate.

(c) If this Agreement is terminated by the Company pursuant to Section 10.1(c), then Acquiror shall pay to the Company, within ten (10) Business Days after such termination, the amount of $1.0 million by wire transfer of immediately available funds to such account as the Company shall designate.

(d) If this Agreement is terminated by the Company pursuant to Section 10.1(h) or by Acquiror pursuant to Section 10.1(g), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, the amount of $1.3 million (the “Termination Fee”) by wire transfer of immediately available funds to such account as Acquiror shall designate.

(e) If, after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been communicated directly to the Company’s stockholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) or Section 10.1(i) and (ii) within six (6) months after such termination the Company shall enter into a definitive written agreement with any Person (other than Acquiror and its Affiliates) with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within ten (10) Business Days after the execution of such definitive agreement, the Termination Fee by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(l), except that references in that Section to “15%” shall be replaced by “50%.”

(f) All payments made pursuant to this Section 10.3 shall constitute liquidated damages and except as provided in Section 10.2(b) in the case of fraud, the receipt thereof shall be the sole and exclusive remedy of the receiving party against the party making such payment, its Affiliates and their respective directors, officers and stockholders for any claims arising out of or relating in any way to this Agreement or the transactions contemplated herein. Further, neither the Company nor Acquiror shall be required to pay the Termination Fee on more than one occasion.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Survival. Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

Section 11.2 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Iowa applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws.

Section 11.3 Assignments, Successors and No Third Party Rights. Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.6, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties.

Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 11.4 Modification. This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, there may not be, without further approval of the Company’s stockholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

Section 11.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Article 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 11.6 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include facsimile communication and electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Acquiror, to:

QCR Holdings, Inc.

3551 Seventh Street

Moline, Illinois 61265

Telephone: (309) 743-7745

Attention:Todd A. Gipple (TGipple@qcrh.com)

with copies, which shall not constitute notice, to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 W. Madison Street, Suite 3900

Chicago, Illinois 60606

Telephone: (312) 984-3100

Attention: Robert M. Fleetwood (robert.fleetwood@bfkn.com)

If to the Company, to:

Guaranty Bankshares, Ltd.

302 Third Avenue Southeast

Cedar Rapids, Iowa 52401

Telephone: (319) 286-6208

Attention: Chris Lindell (clindell@guaranty-bank.com)

with copies, which shall not constitute notice, to:

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

Telephone: (214) 468-3395

Attention: Peter G. Weinstock (pweinstock@hunton.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (d) if by facsimile, on the next Business Day.

Section 11.7 Entire Agreement. This Agreement, the Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

Section 11.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

Section 11.9 Further Assurances. The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 11.10 Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

ARTICLE 12

DEFINITIONS

Section 12.1 Definitions. In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

(a) “Acquiror Bank” means Cedar Rapids Bank and Trust Company, an Iowa state chartered bank headquartered in Cedar Rapids, Iowa, and a wholly-owned subsidiary of Acquiror.

(b) “Acquiror Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

(c) “Acquiror Board” means the board of directors of Acquiror.

(d) “Acquiror Bylaws” means the Bylaws of QCR Holdings, Inc., as amended.

(e) “Acquiror Capital Stock” means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

(f) “Acquiror Certificate of Incorporation” means the Certificate of Incorporation of QCR Holdings, Inc., as amended.

(g) “Acquiror Common Stock” means the common stock, $1.00 par value per share, of Acquiror.

(h) “Acquiror Common Stock Price” means the volume weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the NASDAQ Global Market for the ten (10) consecutive trading days ending five (5) days immediately preceding the Closing Date.

(i) “Acquiror ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

(j) “Acquiror SEC Reports” means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since January 1, 2015.

(k) “Acquiror Stock Issuance” means the issuance of the Acquiror Common Stock pursuant to this Agreement.

(l) “Acquisition Proposal” means a tender or exchange offer to acquire more than 15% of the voting power in the Company or any of its Subsidiaries whose assets constitute more than 15% of the Company’s consolidated assets, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries whose assets constitute more than 15% of the Company’s consolidated assets, or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated hereby and other than any sale of whole loans and securitizations in the Ordinary Course of Business.

(m) “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

(n) “Bank Merger” means the merger of the Bank with and into, and under the charter of, Acquiror Bank.

(o) “Business Day” means any day except Saturday, Sunday and any day on which banks in Cedar Rapids, Iowa, are authorized or required by law or other government action to close.

(p) “Code” means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.

(q) “Company Articles of Incorporation” means the First Restated Articles of Incorporation of Guaranty Bankshares, Ltd.

(r) “Company Benefit Plan” means any: (i) qualified or nonqualified “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) “employee benefit plan” (as defined in Section 3(3) of ERISA); (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or any beneficiary thereof.

(s) “Company Board” means the board of directors of the Company.

(t) “Company Bylaws” means the Bylaws of Guaranty Bankshares, Ltd., as amended.

(u) “Company Common Stock” means the common stock, no par value per share, of the Company.

(v) “Company ERISA Affiliate” means each “person” (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code.

(w) “Company Stockholder Approval” means the adoption and approval of this Agreement by the stockholders of the Company, in accordance with the IBCA and Company Articles of Incorporation.

(x) “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (i) the Stock and Asset Purchase; (ii) the TruPS Assumption; (iii) the Bank Merger, (iv) the performance by Acquiror and the Company of their respective covenants and obligations under this Agreement; and (v) the Acquiror Stock Issuance.

(y) “Contract” means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

(z) “Control,” “Controlling” or “Controlled” when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

(aa) “CRA” means the Community Reinvestment Act, as amended.

(bb) “Deposit Insurance Fund” means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution’s assets.

(cc) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(dd) “DOL” means the U.S. Department of Labor.

(ee) “Environment” means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

(ff) “Environmental Laws” means any federal, state or local law, statute, ordinance, rule, regulation, code, order, permit or other legally binding requirement applicable to the business or assets of the Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

(gg) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(hh) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(ii) “FDIC” means the Federal Deposit Insurance Corporation.

(jj) “Federal Reserve” means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.

(kk) “GAAP” means generally accepted accounting principles in the U.S., consistently applied.

(ll) “Hazardous Materials” means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

(mm) “IBCA” means the Iowa Business Corporation Act, as amended.

(nn) “IRS” means the U.S. Internal Revenue Service.

(oo) “Immediate Family Member” means a Person’s spouse, parents, stepparents, children, stepchildren, mothers and fathers-in-law, sons and daughters-in-law, siblings, brothers and sisters-in-law, and any other Person (other than a tenant or employee) sharing such Person’s household.

(pp) “Knowledge” means, assuming due inquiry under the facts or circumstances, the actual knowledge of the chief executive officer, president, chief financial officer, chief credit officer or general counsel of Acquiror or the Company, as the context requires.

(qq) “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

(rr) “Material Adverse Effect” as used with respect to a party, means an event, circumstance, change, effect or occurrence which, individually or together with any other event, circumstance, change, effect or occurrence: (i) is materially adverse to the business, financial condition, assets, liabilities or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Stock and Asset Purchase and the other Contemplated Transactions on a timely basis; provided that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or governmental authorities; (B) changes in GAAP or regulatory accounting requirements; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; and (F) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance, but not, in any such case, including the underlying causes thereof; except with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

(ss) “NASDAQ Rules” means the listing rules of the NASDAQ Global Market.

(tt) “Order” means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

(uu) “Ordinary Course of Business” shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.

(vv) “OREO” means real estate owned by a Person and designated as “other real estate owned.”

(ww) “Outstanding Company Shares” means the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

(xx) “PBGC” means the U.S. Pension Benefit Guaranty Corporation.

(yy) “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

(zz) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

(aaa) “Proxy Statement” means a proxy statement prepared by the Company for use in connection with the Company Stockholders’ Meeting, all in accordance with the rules and regulations of the SEC.

(bbb) “Registration Statement” means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.

(ccc) “Regulatory Authority” means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

(ddd) “Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(eee) “Requisite Regulatory Approvals” means all necessary documentation, applications, notices, petitions, filings, permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions, other than the Bank Merger.

(fff) “SEC” means the Securities and Exchange Commission.

(ggg) “Securities Act” means the Securities Act of 1933, as amended.

(hhh) “Subsidiary” with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.

(iii) “Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “15%” in the definition of Acquisition Proposal being treated as references to “50%” for these purposes) which Company Board concludes in good faith to be more favorable from a financial point of view to the Company’s stockholders than the Stock and Asset Purchase and the other Contemplated Transactions, (i) after consulting with its financial advisor (which may be Sheshunoff & Co. or any nationally recognized investment banking firm), (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein and (iii) after taking into account all legal (after consultation with outside counsel), financial (including the financing terms of any such proposal, if any), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

(jjj) “Tax” means any tax (including any income tax, gross receipts tax, production tax, transfer tax, registration tax, profits tax, license tax, lease tax, service tax, service use tax, withholding tax, franchise tax, capital gains tax, value-added tax, sales tax, excise tax, property (real or personal) tax, real property gains tax, use tax, payroll tax, employment tax, unemployment tax, severance tax, environmental tax, stamp tax, occupation tax, premium tax, gift tax, windfall profits tax or estate tax), levy, assessment, tariff, duty (including any customs duties), deficiency assessment or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

(kkk) “Tax Return” means any return (including any information return), report, declaration, claim for refund, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any Tax work papers, schedule or attachment thereto, and including any amendment thereof.

(lll) “Transfer Taxes” means (i) all transfer, documentary, sales, use, excise, value added, recording, registration, stamp and similar Taxes and fees imposed in connection with the Contemplated Transactions and (ii) all interest, penalties, fines and additional amounts imposed by any Regulatory Authority with respect to such amounts.

(mmm) “Transition Date” means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan.

(nnn) “Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

(ooo) “U.S.” means the United States of America.

Section 12.2 Principles of Construction.

(a) In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor’s sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words “from” and “commencing on” (and the like) mean “from and including,” and the words “to,” “until” and “ending on” (and the like) mean “to, but excluding”; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality;

(v) indications of time of day mean Central Time; (vi) “including” means “including, but not limited to”; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

(b) The schedules of each of the Company and Acquiror referred to in this Agreement (the “Company Disclosure Schedules” and the “Acquiror Disclosure Schedules”, respectively, and collectively the “Schedules”) shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the date of this Agreement; provided, that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement, “Previously Disclosed” means, with respect to the Company, information set forth by the Company in the Company Disclosure Schedules and, with respect to Acquiror, information set forth by Acquiror in the Acquiror Disclosure Schedules.

(c) All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

(d) With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR: QCR HOLDINGS, INC.		COMPANY: GUARANTY BANKSHARES, LTD.

By:	/s/ Douglas M. Hultquist	By:	/s/ Robert D. Becker
Name:	Douglas M. Hultquist	Name:	Robert D. Becker
Title:	President and Chief Executive Officer	Title:	Chairman of the Board

[Signature Page to Agreement and Plan of Merger]

Appendix B

SECTIONS 490.1302 THROUGH 490.1331 OF THE IOWA BUSINESS CORPORATION ACT

490.1301 DEFINITIONS.

In this division, unless the context otherwise requires:

1. “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of section 490.1302, subsection 2, paragraph “d”, a person is deemed to be an affiliate of its senior executives.

2. “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

3. “Corporation” means the issuer of the shares held by a shareholder demanding appraisal. In addition, for matters covered in sections 490.1322 through 490.1331, “corporation” includes the surviving entity in a merger.

4. “Fair value” means the value of the corporation’s shares determined according to the following:

a. Immediately before the effectuation of the corporate action to which the shareholder objects.

b. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal.

c. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to section 490.1302, subsection 1, paragraph “e”. With respect to shares of a corporation that is a bank holding company as defined in section 524.1801, the factors identified in section 524.1406, subsection 3, paragraph “a”, shall also be considered in determining fair value.

5. “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

6. “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

7. “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

8. “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and anyone in charge of a principal business unit or function.

9. “Shareholder” means both a record shareholder and a beneficial shareholder.

490.1302 SHAREHOLDERS’ RIGHT TO APPRAISAL.

1. A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of the shareholder’s shares, in the event of any of the following corporate actions:

a. Consummation of a merger to which the corporation is a party if either of the following apply:

(1) Shareholder approval is required for the merger by section 490.1104 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger.

(2) The corporation is a subsidiary and the merger is governed by section 490.1105.

b. Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

c. Consummation of a disposition of assets pursuant to section 490.1202 if the shareholder is entitled to vote on the disposition.

d. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created.

e. Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

f. Consummation of a conversion of the corporation to another entity pursuant to sections 490.1111 through 490.1114.

2. Notwithstanding subsection 1, the availability of the appraisal rights under subsection 1, paragraphs “a” through “d”, shall be limited in accordance with the following provisions:

a. Appraisal rights shall not be available for the holders of shares of any class or series of shares:

(1) Listed on the New York stock exchange or the American stock exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, inc.

(2) Not so listed or designated, but has at least two thousand shareholders and the outstanding shares of such class or series has a market value of at least twenty million dollars, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent of such shares.

b. The applicability of paragraph “a” shall be determined according to the following:

(1) The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights.

(2) The day before the effective date of such corporate action if there is no meeting of shareholders.

c. Paragraph “a” shall not be applicable and appraisal rights shall be available pursuant to subsection 1 for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph “a”, at the time the corporate action becomes effective.

d. Paragraph “a” shall not be applicable and appraisal rights shall be available pursuant to subsection 1 for the holders of any class or series of shares where any of the following applies:

(1) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who fulfills either of the following:

(a)	Is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of twenty percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within one year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(b)	Directly or indirectly has, or at any time in the one-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of twenty-five percent or more of the directors to the board of directors of the corporation.

(2) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

(a)	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

(b)	Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 490.832.

(c)	In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

e. For the purposes of paragraph “d” only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by such member on behalf of another person solely because the member is the record holder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

3. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment, shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

4. A shareholder entitled to appraisal rights under this chapter is not entitled to challenge a completed corporate action for which appraisal rights are available unless such corporate action meets one of the following standards:

a. It was not effectuated in accordance with the applicable provisions of division X, XI, or XII or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action.

b. It was procured as a result of fraud or material misrepresentation.

490.1303 ASSERTION OF RIGHTS BY NOMINEES AND BENEFICIAL OWNERS.

1. A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

2. A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

a. Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in section 490.1322, subsection 2, paragraph “b”, subparagraph (2).

b. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

490.1320 NOTICE OF APPRAISAL RIGHTS.

1. If proposed corporate action described in section 490.1302, subsection 1, is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert appraisal rights under this part. If the corporation concludes that appraisal rights are or may be available, a copy of this part must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

2. In a merger pursuant to section 490.1105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten days after the corporate action became effective and include the materials described in section 490.1322.

490.1321 NOTICE OF INTENT TO DEMAND PAYMENT.

1. If proposed corporate action requiring appraisal rights under section 490.1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must do all of the following:

a. Deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

b. Not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

2. A shareholder who does not satisfy the requirements of subsection 1 is not entitled to payment under this part.

490.1322 APPRAISAL NOTICE AND FORM.

1. If proposed corporate action requiring appraisal rights under section 490.1302, subsection 1, becomes effective, the corporation must deliver a written appraisal notice and form required by subsection 2, paragraph “a”, to all shareholders who satisfied the requirements of section 490.1321. In the case of a merger under section 490.1105, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

2. The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than ten days after such date and must do all of the following:

a. Be accompanied by a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and that the shareholder did not vote for the transaction.

b. State all of the following:

(1)	Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date shall not be earlier than the date for receiving the required form under subparagraph (2).

(2)	A date by which the corporation must receive the form, which date shall not be fewer than forty nor more than sixty days after the date the appraisal notice and form are sent under subsection 1, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

(3)	The corporation’s estimate of the fair value of the shares.

(4)	That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in subparagraph (2) the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

(5)	The date by which the notice to withdraw under section 490.1323 must be received, which date must be within twenty days after the date specified in subparagraph (2).

c. Be accompanied by a copy of this division.

490.1323 PERFECTION OF RIGHTS — RIGHT TO WITHDRAW.

1. A shareholder who receives notice pursuant to section 490.1322 and who wishes to exercise appraisal rights must certify on the form sent by the corporation whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to section 490.1322, subsection 2, paragraph “a”. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 490.1325. In addition, a shareholder who wishes to exercise appraisal rights must execute and return the form and, in a case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (2). Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection 2.

2. A shareholder who has complied with subsection 1 may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (5). A shareholder who fails to so withdraw from the appraisal process shall not thereafter withdraw without the corporation’s written consent.

3. A shareholder who does not execute and return the form and, in the case of certificated shares, deposit the shareholder’s share certificates where required, each by the date set forth in the notice described in section 490.1322, subsection 2, shall not be entitled to payment under this division.

490.1324 PAYMENT.

1. Except as provided in section 490.1325, within thirty days after the form required by section 490.1322, subsection 2, paragraph “b”, subparagraph (2), is due, the corporation shall pay in cash to those shareholders who complied with section 490.1323, subsection 1, the amount the corporation estimates to be the fair value of their shares, plus interest.

2. The payment to each shareholder pursuant to subsection 1 must be accompanied by all of the following:

a. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any.

b. A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (3).

c. A statement that shareholders described in subsection 1 have the right to demand further payment under section 490.1326 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted the payment to the shareholder pursuant to subsection 1 in full satisfaction of the corporation’s obligations under this chapter.

490.1325 AFTER-ACQUIRED SHARES.

1. A corporation may elect to withhold payment required by section 490.1324 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to section 490.1322, subsection 2, paragraph “a”.

2. If the corporation elects to withhold payment under subsection 1, it must within thirty days after the form required by section 490.1322, subsection 2, paragraph “b”, subparagraph (2), is due, notify all shareholders who are described in subsection 1 regarding all of the following:

a. Of the information required by section 490.1324, subsection 2, paragraph “a”.

b. Of the corporation’s estimate of fair value pursuant to section 490.1324, subsection 2, paragraph “b”.

c. That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 490.1326.

d. That those shareholders who wish to accept such offer must notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer.

e. That those shareholders who do not satisfy the requirements for demanding appraisal under section 490.1326 shall be deemed to have accepted the corporation’s offer.

3. Within ten days after receiving the shareholder’s acceptance pursuant to subsection 2, the corporation must pay in cash the amount it offered under subsection 2, paragraph “b”, to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

4. Within forty days after sending the notice described in subsection 2, the corporation must pay in cash the amount it offered to pay under subsection 2, paragraph “b”, to each shareholder described in subsection 2, paragraph “e”.

490.1326 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

1. A shareholder paid pursuant to section 490.1324 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 490.1324. A shareholder offered payment under section 490.1325 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

2. A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection 1 within thirty days after receiving the corporation’s payment or offer of payment under section 490.1324 or 490.1325, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

490.1330 COURT ACTION.

1. If a shareholder makes a demand for payment under section 490.1326 that remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 490.1326 plus interest.

2. The corporation shall commence the proceeding in the district court of the county where the corporation’s principal office or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

3. The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

5. Each shareholder made a party to the proceeding is entitled to judgment for either of the following:

a. The amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares.

b. The fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 490.1325.

6. Notwithstanding the provisions of this division, if the corporation is a bank holding company as defined in section 524.1801, fair value, at the election of the bank holding company, may be determined as provided in section 524.1406, subsection 3, prior to giving notice under section 490.1320 or 490.1322. The fair value as determined shall be included in any notice under section 490.1320 or 490.1322, and section 490.1326 shall not apply.

490.1331 COURT COSTS AND COUNSEL FEES.

1. The court in an appraisal proceeding commenced under section 490.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this division.

2. The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, for either of the following:

a. Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of section 490.1320, 490.1322, 490.1324, or 490.1325.

b. Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

3. If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

4. To the extent the corporation fails to make a required payment pursuant to section 490.1324, 490.1325, or 490.1326, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

Appendix C

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of June 8, 2017, by and among QCR HOLDINGS, INC., a Delaware corporation (“Acquiror”), GUARANTY BANKSHARES, LTD., an Iowa corporation (the “Company”), and those directors and/or officers of the Company whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of the Company (such stockholders collectively referred to in this Agreement as the “Principal Stockholders,” and individually as a “Principal Stockholder”).

RECITALS

A. As of the date hereof, each Principal Stockholder is the owner or controls the vote of the number of shares of the Company’s common stock, no par value per share (“Company Stock”), as is set forth opposite such Principal Stockholder’s name on the signature page attached hereto.

B. Acquiror is contemplating the acquisition of substantially all of the assets of the Company (the “Acquisition”) pursuant to a Purchase and Assumption Agreement dated as of June 8, 2017 (the “P&A Agreement”), by and between Acquiror and the Company.

C. Acquiror and the Company are unwilling to expend the substantial time, effort and expense necessary to implement the Acquisition, including applying for and obtaining necessary approvals of regulatory authorities, unless all of the Principal Stockholders enter into this Agreement.

D. Each Principal Stockholder believes it is in his or her best interest as well as the best interest of the Company for Acquiror and the Company to consummate the Acquisition.

AGREEMENTS

In consideration of the foregoing premises, which are incorporated herein by this reference, and the covenants and agreements of the parties herein contained, and as an inducement to Acquiror and the Company to enter into the P&A Agreement and to incur the expenses associated with the Acquisition, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Definitions; Construction. All terms that are capitalized and used herein (and are not otherwise specifically defined herein) shall be used in this Agreement as defined in the P&A Agreement. The parties hereby incorporate by this reference the principles of construction set forth in Section 12.2 of the P&A Agreement.

Section 2. Representations and Warranties. Each Principal Stockholder represents and warrants that as of the date hereof, he or she:

(a) owns beneficially and of record the number of shares of Company Stock as is set forth opposite such Principal Stockholder’s name on the signature page attached hereto;

(b) has the sole, or joint with any other Principal Stockholder, voting power with respect to such shares of Company Stock; and

(c) has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Stockholder, and is enforceable against such Principal Stockholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors’ rights generally and subject to general principles of equity.

Section 3. Voting Agreement. Each Principal Stockholder hereby agrees that at any meeting of the Company’s stockholders however called, and in any action by written consent of the Company’s stockholders, such Principal Stockholder shall vote, or cause to be voted, all shares of Company Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of the Company’s stockholders:

(a) in favor of the Acquisition and the other Contemplated Transactions as described in the P&A Agreement;

(b) against any Acquisition Proposal involving any party other than Acquiror or an Affiliate of Acquiror; and

(c) against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of the Company under the P&A Agreement.

Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict the Principal Stockholders from (i) acting in any such Principal Stockholder’s capacity as a director or officer of the Company in satisfaction of directors’ fiduciary duties, to the extent applicable, it being understood that this Agreement shall apply to the Principal Stockholder solely in the Principal Stockholder’s capacity as a stockholder of the Company; or (ii) voting in the Principal Stockholders’ sole discretion on any matter other than matters referred to in this Section 3.

Section 4. Additional Covenants. Except as required by law, each Principal Stockholder agrees that he or she will:

(a) not, and will not permit any of his or her Affiliates prior to the Effective Time to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Company Stock owned of record or beneficially by such Principal Stockholder, whether such shares of Company Stock are owned of record or beneficially by such Principal Stockholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee, to the extent permitted); (ii) a transfer for estate, gift or other tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (iv) as Acquiror may otherwise agree in writing;

(b) not vote or execute any written consent to rescind or amend in any manner any prior vote or written consent to approve or adopt the P&A Agreement or any of the other Contemplated Transactions;

(c) use his or her best efforts to cause any necessary meeting of the Company’s stockholders to be duly called and held, or any necessary consent of stockholders to be obtained, for the purpose of approving or adopting the P&A Agreement and the Contemplated Transactions;

(d) cause any of his or her Affiliates to cooperate fully with Acquiror in connection with the P&A Agreement and the Contemplated Transactions; and

(e) execute and deliver such additional instruments and documents and take such further action as may be reasonably necessary to effectuate and comply with his or her respective obligations under this Agreement.

Section 5. No Economic Benefit. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any of the Company Stock. All rights, ownership and economic benefits of and relating to the Company Stock shall remain and belong to the applicable stockholder and Acquiror shall have no power or authority to direct any stockholder in the voting of any of the Company Stock or the performance by any stockholder of its duties or responsibilities as a stockholder of the Company, except as otherwise provided herein. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Acquisition or as granting Acquiror a proxy to vote the Company Stock subject to this Agreement.

Section 6. Termination. Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (a) the date of termination of the P&A Agreement as set forth in Article 10 thereof, as such termination provisions may be amended by Acquiror and the Company from time to time; (b) the favorable vote of Company stockholders with respect to approval of the P&A Agreement; (c) the date, if any, on which the Company publicly discloses that the board of directors of the Company has withdrawn, qualified or adversely modified its recommendation to the stockholders of the Company that the Company’s stockholders vote in favor of the adoption of the P&A Agreement, in each case because the board of directors of the Company has determined in good faith, after consultation with outside counsel, that to, or to continue to, recommend the P&A Agreement to the Company’s stockholders would result in a violation of its fiduciary duties under applicable law; or (d) June 1, 2019.

Section 7. Amendment and Modification. This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and all of the Principal Stockholders.

Section 8. Entire Agreement. This Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein and in the P&A Agreement and any written agreements related thereto. Except for the P&A Agreement, this Agreement supersedes any agreements among any of the Company, its stockholders or Acquiror concerning the acquisition, disposition or control of any Company Stock.

Section 9. Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Acquiror by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

Section 10. Informed Action. Each Principal Stockholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated hereby. Each Principal Stockholder further acknowledges that he or she has received a copy of the P&A Agreement and is familiar with its terms. Each Principal Stockholder understands that Hunton & Williams LLP represents the Company and not any officer, director or stockholder of the Company, including, without limitation a Principal Stockholder, in any individual capacity.

Section 11. Severability. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

Section 12. Counterparts; Facsimile/PDF Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by facsimile or portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

Section 13. Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Iowa applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.

Section 14. Successors; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Stockholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Stockholder. This Agreement may be assigned only by Acquiror, and then only to an Affiliate of Acquiror.

Section 15. Directors’ Duties. The parties hereto acknowledge that each Principal Stockholder is entering into this Agreement solely in his or her capacity as a stockholder of the Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require any Principal Stockholder, in his or her capacity as a director and/or officer of the Company and/or the Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity. Furthermore, no Principal Stockholder makes any agreement or understanding herein in his or her capacity as a director and/or officer of the Company and/or the Bank. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Stockholders hereunder to vote the shares owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.

Section 16. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.

Section 17. Conflict. In the event of any conflict between the terms of this Agreement and the P&A Agreement, the P&A Agreement shall control.

[THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement individually, or have caused this Agreement to be executed by their respective officers, on the day and year first written above.

ACQUIROR:		COMPANY:

QCR HOLDINGS, INC.		GUARANTY BANKSHARES, LTD.

By:		By:
Name:	Douglas M. Hultquist	Name:	Robert D. Becker
Title:	President and Chief Executive Officer	Title:	Chairman of the Board

[Signature Page to Voting and Support Agreement]

PRINCIPAL STOCKHOLDERS	SHARES OWNED

Signature

Name

Signature

Name

Signature

Name

Signature

Name

Signature

Name

[Signature Page of Voting and Support Agreement Continued]

Appendix D

June 7, 2017

Board of Directors

Guaranty Bankshares, Ltd.

302 Third Avenue, SE

Cedar Rapids, Iowa 52401

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking (“Sheshunoff”) to render its opinion as to the fairness, from a financial point of view, to the shareholders of Guaranty Bankshares, Ltd. (the “Company”), a bank holding company incorporated in Iowa, of the consideration to be paid to the Company shareholders in the proposed sale of substantially all of the Company’s assets to QCR Holdings, Inc., a Delaware corporation (“Parent”) (the “Merger”). The Company’s subsidiary, Guaranty Bank and Trust Company, will be merged into Parent’s wholly-owned subsidiary, Cedar Rapids Bank and Trust Company, at the completion of the Merger.

Pursuant to a Purchase and Assumption Agreement dated on or about June 8, 2017 (the “Agreement”), the Parent has agreed to exchange approximately $44.2 million (including cash and cash equivalents at the Company) in cash and common stock for substantially all of the assets and certain liabilities of the Company. The consideration will consist of approximately $30.0 million in common stock of the Parent and $7.5 million in cash after a $6.7 million special dividend. The number of common shares of Parent to be issued will be based upon the volume weighted average closing price of ten (10) consecutive NASDAQ trading days ending on and including the fifth trading day prior to the date of the closing of the Merger. The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the Agreement and the aggregate amount stated above is based upon various assumptions including closing date and transaction expense amounts.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by the Company.

In connection with its opinion, Sheshunoff, among other things:

1.	Reviewed the most recent draft of the Agreement;

2.	Discussed the terms of the Agreement with the management of the Company and the Company’s legal counsel;

3.	Conducted conversations with management of the Company regarding recent and projected financial performance of the Company;

4.	Evaluated the financial condition of the Company based upon a review of regulatory reports for the five-year period ended December 31, 2016 and interim period through March 31, 2017, and internally-prepared financial reports for Company for the interim period through May 31, 2017;

5.	Compared the Company’s recent operating results with those of certain other banks in the Midwest Region of the United States as defined by SNL Financial and in the broader United States that have recently been acquired;

901 South Mopac Expressway, Building V, Suite 140, Austin, TX 78746     ☐   Phone 800.279.2241     ☐   Fax 512.479.8200

Board of Directors

Guaranty Bankshares, Ltd.

June 7, 2017

6.	Compared the pricing multiples for the Company in the Merger to recent acquisitions of banks in the Midwest Region of the United States as defined by SNL Financial and in the broader United States with similar characteristics to the Company;

7.	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by the Company for the five-year period ending December 31, 2021;

8.	Reviewed the potential pro forma impact of the Merger on the combined company’s results and certain financial performance measures of the Company and Parent;

9.	Discussed certain matters regarding Parent’s regulatory standing, financial performance, and business prospects with Parent executives and representatives;

10.	Reviewed certain internal and publicly available information regarding Parent that Sheshunoff deemed relevant;

11.	Compared Parent’s recent operating results and pricing multiples with those of certain other publicly traded banks in the Midwest Region as defined by SNL Financial that Sheshunoff deemed relevant;

12.	Compared the historical stock price data and trading volume of Parent to certain relevant indices; and

13.	Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by the Company for the purposes of this opinion. Sheshunoff assumed that any projections provided or approved by the Company were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management. Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company or Parent nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet activities of the Company or Parent will not materially and adversely impact the future financial position or results of operations of Parent after the Merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for the Company and Parent are, respectively, adequate to cover such losses. In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or Parent nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of the Company or Parent in the preparation of this opinion.

Sheshunoff assumed that the latest draft of the Agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on the Company or Parent and thereby on the results of our analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Parent after the completion of the Merger.

Board of Directors

Guaranty Bankshares, Ltd.

June 7, 2017

Sheshunoff’s opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and we assume no responsibility for advising any person of any change in any matter affecting this opinion. Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing, business or prospects of the Company since the date of the last financial statement reviewed by us. The Company’s management has advised us that they know of no additional information that would have a material effect on this opinion. This opinion does not address any legal, regulatory, tax or accounting matters, as to which the Company has informed us that they have received such advice as they deem necessary from qualified professionals.

Sheshunoff expresses no opinion on the underlying decision by the Company to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to the Company. This opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger, from a financial point of view, to the Company shareholders. We do not express any view, nor does this opinion, on any other term or aspect of the Merger, including, without limitation, (i) the fairness of the Merger to any class of securities, creditors or constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of the Company resulting directly or indirectly from the completion of the transactions as contemplated in the Merger.

This letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the Merger. Sheshunoff is an independent contractor for the purposes of this engagement and owes its duty solely to the Company and not to any third party, including, without limitation, any individual board members or shareholders. Sheshunoff specifically disclaims any liability or fiduciary duties to the Company’s shareholders or any third parties. It is understood that this letter, and the opinion expressed herein, is for the information of the Board of Directors of the Company and may not be used for any other purpose without Sheshunoff’s prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in any filing with respect to the Merger with the Securities and Exchange Commission or proxy statement or similar communication to the Company’s stockholders provided that this opinion is included in its entirety.

Sheshunoff’s fairness opinion is solely for the information of the Board of Directors of the Company in the discharge of its fiduciary obligations and not for any other third party, including, without limitation, individual board members or the Company’s shareholders. The Company retained Sheshunoff based upon Sheshunoff’s reputation in bank valuations, mergers and acquisitions, and familiarity with the banking business. The Company placed no limit on the scope of our analyses. In addition, the Company agreed to reimburse Sheshunoff’s expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.

Sheshunoff will receive a fee for rendering its opinion that is not contingent upon the completion of the Merger and additional fees that are contingent upon consummation of the Merger. In the past two years, Sheshunoff has provided strategic planning analysis for which it received a fee. This opinion and the analyses supporting it were approved by a fairness committee of Sheshunoff.

Board of Directors

Guaranty Bankshares, Ltd.

June 7, 2017

Based on the foregoing and such other matters Sheshunoff deemed relevant, it is our opinion, as of the date hereof, that the consideration to be received pursuant to the Merger is fair to the Company shareholders, from a financial point of view.

Very truly yours,

SHESHUNOFF & CO INVESTMENT BANKING, L.P.

D-4